     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 27, 2000.

                                                      REGISTRATION NO. 333-39008
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 4

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       AVISTAR COMMUNICATIONS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           3576                          88-0383089
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                       555 TWIN DOLPHIN DRIVE, SUITE 360
                        REDWOOD SHORES, CALIFORNIA 94065
                                 (650) 610-2900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               GERALD J. BURNETT
                       AVISTAR COMMUNICATIONS CORPORATION
                       555 TWIN DOLPHIN DRIVE, SUITE 360
                        REDWOOD SHORES, CALIFORNIA 94065
                                 (650) 610-2900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

              THOMAS S. LOO, ESQ.                              DANIEL CLIVNER, ESQ.
             R. RANDALL WANG, ESQ.                          SIMPSON THACHER & BARTLETT
                 BRYAN CAVE LLP                         10 UNIVERSAL CITY PLAZA-SUITE 1850
            120 BROADWAY, SUITE 300                      UNIVERSAL CITY, CALIFORNIA 91608
      SANTA MONICA, CALIFORNIA 90401-2305                         (818) 755-7000
                 (310) 576-2100                                (818) 755-7009 (FAX)
              (310) 576-2200 (FAX)

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JULY 27, 2000

PROSPECTUS
----------------

                                3,600,000 SHARES

                                 [AVISTAR LOGO]
                                  COMMON STOCK

     This is the initial public offering of common stock by Avistar Communications Corporation. Avistar is selling 3,600,000 shares of common stock. We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.

                               ------------------

     No public market currently exists for our common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol AVSR.

                               ------------------

                                                              PER SHARE       TOTAL
                                                              ---------       -----
Initial public offering price...............................   $           $
Underwriting discounts and commissions......................   $           $
Proceeds to Avistar, before expenses........................   $           $

     Avistar has granted the underwriters an option for a period of 30 days to purchase up to 540,000 additional shares of common stock.

                               ------------------

            INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                               ------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CHASE H&Q
                            UBS WARBURG LLC
                                                                   WIT SOUNDVIEW
            , 2000

                               Artwork Description


Inside Front Cover

Graphics: A diagonal listing of various communications technologies along the outer edge of a wave. Background has a faint sine wave and "1's and "0's" running across the middle.

Text:
In the upper left hand corner is "Are You Catching the Communications Wave?" Just below that text and slightly overlapping and in the background is "Next Wave". The Avistar logo is to the far right. Crossing the page diagonally are 9 green balls. The lower left hand corner ball reads "Phone Enabled voice conversations with people across distances" The next ball reads: "TV Provided live video broadcasts to mass audiences." The next ball up and to the right reads: "Fax Allowed transmission of text and graphics for later review." The next ball up and to the right reads: "VCR Enabled TV recording and playback of video anytime." The next ball up and to the right reads: "Video Conferencing Provided live group video meetings between installed locations." The text ball up and to the right reads: "Email Created near real-time exchange of data and files." The next ball up and to the right reads: "Voicemail Allowed recording and sharing of voice messages." The next ball up and to the right reads:
"Internet Created open access to information and mass audiences." The last ball up and to the right is the Avistar logo on top of the green ball in white. Text underneath reads, "Avistar Video-enabled networked communications."

Gatefold

Graphics: Background is a faint depiction of the world map with a sine curve and rows of "1's and "0's" running across the map through the middle of the page. In the center of the page is a green ball with the Avistar logo on it in white. Out of the ball are lines leading to illustrations of individuals using their computer or groups of people sitting in conference rooms looking at television monitors and computer screens.

Text:
In the upper left-hand corner appears text that reads: "The Integration of Communications." Below that text and slightly to the right is text that reads:
"Let Avistar's Networked Visual Collaboration Solution Get You on Board."

Below the upper left hand corner text is an illustration of a woman standing and viewing her computer screen with the contents of the screen blown up to the left. The following text is above the woman: "Chicago - Interactive Video Calling and Data Sharing at 10:20 AM, 4:20 PM GMT. - Content Creation five minutes after video call; Sales Director." Above her computer is a clock set at 10:20. Out of the clock is the following balloon caption: "I need to respond quickly to a customer's product question. I will discuss this with my team in Paris. Then, I'll record a presentation of the critical points on the Media Server to share with our salesforce."

Moving clockwise around the page, the next illustration is with a man at a computer viewing a woman and a graph. There is a clock above him set at 5:20 and text to the right of the clock: "Paris at 5:20 PM, 4:20 PM GMT. Interactive Video Calling and Data Sharing; Product Management."

Below the Product Management man in Paris is an illustration of a woman sitting at her computer screen viewing three other people on her screen. There is a clock to the right of the computer set at 9:00 with the following text to the right: "Hong Kong at 9 AM, 1 AM GMT Interactive Video Calling; Customer." Below the woman in Hong Kong is an illustration of a man sitting at a desk viewing 3 other people on his screen. There is a clock to the right of the computer monitor set at 11:00. Under and to the right of the clock is text: "Sydney at 11:00 AM, 1:00 AM GMT Interactive Video Calling and Video-on-Demand." Below the man is the text: "Field Sales" A balloon caption coming from the clock reads, "I called my customer in Hong Kong on Avistar and showed her the video mail from Chicago using the AVISTAR Media server."

In the lower left hand corner is an illustration of a man sitting at his computer viewing a bar graph similar to the one that appeared with the woman above. Under this man is the following text: "Chicago at 10:00 AM, 4 PM GMT. Broadcast Video." To the left of the text is a clock set at 10:00. Above the man's computer is the text "Regional Sales Manager." From his desktop is a line drawn to one of the lines coming out of the Avistar ball that connects with an illustration of people in a conference room viewing large television monitors. The one to the left shows a man while the one to the right has the same bar graph as appears in the woman's and man's computer screens above. To the right of one of the monitors is a clock set at 11:00 with the following text above it:
"New York at 11:00 AM, 4 PM GMT. Broadcast video." Below the clock is text, "Sales Headquarters." Out of the line going to the AVISTAR ball is a balloon caption that reads, "The broadcast from our Regional Sales Manager in Chicago helped us reach global consensus on this quarter's priorities."


In the lower right hand corner of the page is text: "Don't Be Left Behind!"

Inside Back Cover
Graphics:
The page is divided into six rows each with a photo showing a different product or application of the Avistar system.

Text
Across the top of the page is the text, "AVISTAR(TM) Integrated Products and Applications."

Each row has the following text:

a. AVISTAR Conference and AVISTAR Conference Center. From any desktop or meeting room on the network, AVISTAR Conference lets you run video applications and conduct video calls of up to four local and remote parties with shared AVISTAR Conference Centers.

b. AVISTAR Viewer and AVISTAR Media Server. AVISTAR Viewer lets you view live video broadcasts and video feeds, and view stored videos from the AVISTAR Media Server. AVISTAR Media Server lets you record and store video, video calls, conferences and broadcasts for later playback.

c. AVISTAR Broadcast Podium. AVISTAR Broadcast Podium lets you make one-way video presentations from your desktop or from a meeting room to other AVISTAR users locally and at remote sites.

d. AVISTAR Directory. AVISTAR Directory lets you store the names and images of people and video sources on your AVISTAR Network, and other video-enabled contacts including your customers and suppliers. For immediate, one-click connections, select a name or picture of a contact in the Direct Connect list to access anyone no matter where they are logged on."

e. SHAREBOARD(R). SHAREBOARD lets you and your colleagues whiteboard new data or review and mark up any information you can display on your screen.

f. AVISTAR Call Reporting. Web-Based AVISTAR Call Reporting allows you to track the usage of your AVISTAR Video Network with graphical reports available from any web browser.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    6
Forward-Looking Statements..................................   16
Use of Proceeds.............................................   17
Dividend Policy.............................................   17
Capitalization..............................................   18
Dilution....................................................   20
Selected Financial Data.....................................   21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Business....................................................   38
Management..................................................   56
Principal Stockholders......................................   65
Related Party Transactions..................................   67
Description of Capital Stock................................   70
Shares Eligible for Future Sale.............................   74
Material U.S. Federal Income Tax Considerations.............   76
Underwriting................................................   79
Legal Matters...............................................   82
Experts.....................................................   82
Where You Can Find More Information.........................   82
Index to Financial Statements...............................  F-1

     Avistar Systems, the Avistar logos, Shareboard and World-on-the-Desktop are among our registered trademarks and service marks. This prospectus also includes references to Avistar, Avistar Conference and Avistar Directory, other trademarks and service marks that are owned by Avistar. This prospectus includes references to registered service marks and trademarks of other entities.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including "Risk Factors" beginning on page 6 and the combined and consolidated financial statements and notes to those financial statements beginning on page F-1 before making an investment decision. Some technical terms not explained in this summary are described in the Business section.

OUR COMPANY

     We develop, market and support a comprehensive, internet-protocol based, video-enabled communications network for businesses and organizations of all sizes. Our system provides a seamless, integrated suite of video and data collaboration applications and management software that supports users within and among enterprises over telephony networks and the internet. From a desktop or meeting room, any Avistar customer can use our video applications for high quality, interactive video calling, content creation and publishing, broadcast video, video-on-demand, and integrated data sharing. Each of these applications can be used together simultaneously. Our system is scalable, reliable, cost-effective, easy to use and designed to evolve with changing technologies. We are able to offer this functionality because we have an open architecture that leverages existing network standards, provides an intuitive user interface and integrates network management and directory services.

     For years, enterprises have relied on communication tools used principally in a point-to-point manner, such as telephone and fax. More recently, businesses have also embraced network-based applications, such as teleconferencing, voicemail and email. Businesses are quickly adopting the internet as yet another means of improving communication within and among organizations. Enterprises are seeking a widely deployable and cost effective technology to replicate at the desktop the integration of high quality audio and visual communication and data or project collaboration that occurs in a face-to-face meeting. In many cases, using video content can speed problem resolution and motivate action, trust and understanding. We believe that just as every organization relies on a telephone network and most businesses increasingly rely on the internet, a video networking market is emerging in which businesses and other organizations will choose to rely on fully integrated, high quality video, audio and data collaboration networks.

OUR SYSTEM

     Our networked video communications system enables employees, partners, customers and suppliers to collaborate with one another more effectively across disparate geographies and time zones. Our system helps businesses solve complex problems, manage large projects, negotiate important issues and respond quickly and collectively to opportunities. We believe the benefits of our system include:

     - An integrated collaboration solution. We provide the only fully integrated internet protocol-based system that allows individuals to make video calls, view broadcasts and produce, store and access video content or other forms of data from the desktop.

     - Increased availability of knowledge. Our system enables businesses to utilize their knowledge base more efficiently by offering individuals the ability to disseminate and receive valuable information from their desktop.

     - Improved productivity and cost management. Our system increases employee productivity and speeds up time critical business discussions, while significantly reducing travel costs and helping to manage telecommunications costs.

     - Enhanced customer and partner relationships. Our system allows companies to develop stronger business relationships with their customers, partners and suppliers. A number of our customers are providing Avistar networks to their clients and business partners in order to achieve these benefits.

     - Opportunity to leverage existing and future communication infrastructures. Our system has an open architecture that uses existing local area and wide area networks and technologies. We have designed our system to be able to adapt to emerging standards and technologies and to continue to work with internet protocol-based technologies as standards evolve and quality of service improves.

OUR STRATEGY

     Our objective is to establish high quality networked video as a new communication methodology for doing business and to become the leading provider of networked video communications. To achieve this objective, we plan to:

     - Target, develop and expand vertical markets in order to ensure broad and deep penetration within particular industries;

     - Expand our customers' usage and number of users rapidly, encourage our customers to deploy our video systems to the locations of their customers, suppliers and partners and continue to reduce the total cost of ownership of our system to our customers;

     - Increase our sales force and add appropriate distribution and installation partners to further expand our vertical markets, ultimately creating a broad horizontal market;

     - Establish our technology as the standard for networked video; and

     - Continue to build upon our software-based business model.

     We released our full video-enabled communications system including interactive, real-time video calling, content creation and publishing, broadcast video, video-on-demand and integrated data sharing in the third quarter of 1998. We have focused on the financial services industry initially and are now broadening our efforts to additional vertical markets. This focus has allowed us to expand the number of users and their usage and to ensure the quality and reliability of our system in large-scale implementations.

     As of June 30, 2000, our customers had deployed our system in 97 cities in 30 countries. Because many of our customers operate on a decentralized basis, decisions to purchase our systems are often made independently by individual business units, so that in many cases a single customer represents several separate accounts. As of June 30, 2000, we had licensed to and recognized revenue with respect to over 2,600 users at our customers at over 225 sites. Among our customers are Chase Manhattan Bank, UBS Warburg LLC and Boeing Corporation and their affiliates. Each of these customers represented more than 10% of our revenue in 1999.

CORPORATE INFORMATION

     We were founded as a Nevada limited partnership in 1993. We were first incorporated in Nevada in December 1997 as Avistar Systems Corporation. We reincorporated in Delaware in March 2000 and changed our name to Avistar Communications Corporation in April 2000. Our principal executive offices are located at 555 Twin Dolphin Drive, Suite 360, Redwood Shores, California 94065 and our telephone number is (650) 610-2900.

                                  THE OFFERING

Common stock offered by
Avistar.........................   3,600,000 shares

Common stock to be outstanding
after this offering.............   25,185,480 shares

Use of proceeds.................   To repay our related party debt that, as of
                                   June 30, 2000, was $12.5 million; to fund increases in our sales and marketing; to fund research and development, including patent and licensing activities; for working capital; and for general corporate purposes.

Proposed Nasdaq National Market
  symbol........................   AVSR

                            ------------------------

     This information excludes 2,190,050 shares of common stock that were subject to outstanding options under our 1997 stock option plan at June 30, 2000, at a weighted average exercise price of $6.90 per share. See "Capitalization" on page 18 for additional information regarding the Company's employee stock plans.

     Unless otherwise noted, or clear from the context, the information in this prospectus:

     - assumes 1,850,825 shares of common stock outstanding on June 30, 2000;

     - assumes that the underwriters' over-allotment option will not be exercised;

     - reflects a one-for-five reverse stock split of our shares of common and preferred stock effective in July 2000; and

     - gives effect to the automatic conversion upon completion of this offering, of:

      - all 16,000,000 outstanding shares of series A convertible preferred stock into an estimated 18,667,286 shares of common stock which represents the sum of (1) 16,000,000 shares of common stock plus (2) an estimated 2,667,286 shares of common stock representing a beneficial conversion feature equal to the quotient of (A) the conversion amount, which was $37.3 million at June 30, 2000 and which includes an amount equal to $0.2167 per share per annum, pro rated based on the number of days elapsed in the year, divided by (B) an assumed initial public offering price of $14.00 per share; and

      - all 1,067,369 outstanding shares of series B convertible preferred stock into 1,067,369 shares of common stock.

     The following table sets forth summary combined and consolidated financial data for the periods indicated. It is important that you read this information together with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined and consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus. Before 1998, we did not have any common stock outstanding, because we were organized as Avistar Systems, Limited Partnership, which was our predecessor. Accordingly, no per share data have been presented for periods before 1998.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                  SIX MONTHS
                                                                                                    ENDED
                                                       YEAR ENDED DECEMBER 31,                     JUNE 30,
                                           ------------------------------------------------   ------------------
                                            1995      1996      1997      1998       1999      1999       2000
                                           -------   -------   -------   -------   --------   -------   --------
                                               PREDECESSOR ENTITY
                                           ---------------------------
COMBINED STATEMENT OF OPERATIONS DATA:
    Revenue..............................  $ 1,142   $ 2,793   $ 5,057   $ 5,128   $  9,373   $ 4,143   $  9,251
    Cost of revenue......................    2,043     4,134     5,015     3,402      4,887     2,484      4,326
                                           -------   -------   -------   -------   --------   -------   --------
    Gross profit.........................     (901)   (1,341)       42     1,726      4,486     1,659      4,925
                                           -------   -------   -------   -------   --------   -------   --------
    Operating expenses:
         Research and development........    1,677     2,591     3,347     3,348      2,718     1,259      1,791
         Selling and marketing...........    2,276     2,288     2,513     3,152      3,649     1,743      2,349
         General and administrative......    1,207       862     1,182     2,289      2,872     1,294      1,779
         Amortization of deferred stock
           compensation..................       --        --        --        --        618        --      1,168
                                           -------   -------   -------   -------   --------   -------   --------
             Total operating expenses....    5,160     5,741     7,042     8,789      9,857     4,296      7,087
                                           -------   -------   -------   -------   --------   -------   --------
    Loss from operations.................   (6,061)   (7,082)   (7,000)   (7,063)    (5,371)   (2,637)    (2,162)
    Other income (expense), net..........     (773)   (1,496)   (2,703)     (578)      (979)     (330)      (616)
                                           -------   -------   -------   -------   --------   -------   --------
    Net loss.............................  $(6,834)  $(8,578)  $(9,703)  $(7,641)  $ (6,350)  $(2,967)  $ (2,778)
                                           =======   =======   =======   =======   ========   =======   ========
    Net loss per share -- basic and
      diluted............................                                $(86.83)  $ (54.27)  $(26.49)  $ (12.40)
                                                                         =======   ========   =======   ========
    Weighted average shares used in
      calculating basic and diluted net
      loss per share.....................                                     88        117       112        224
Pro forma:
    Net loss.............................                                          $ (6,350)            $ (2,778)
    Beneficial conversion related to
      convertible preferred stock........                                          $(35,608)            $(37,342)
                                                                                   --------             --------
    Pro forma net loss attributable to
      common stockholders................                                          $(41,958)            $(40,120)
                                                                                   ========             ========
    Pro forma net loss per share -- basic
      and diluted........................                                          $  (2.24)            $  (2.01)
    Weighted average shares used in
      calculating pro forma basic and
      diluted net loss per share.........                                            18,728               19,958

     See note 10 of the notes to the financial statements for an explanation of the calculation of pro forma net loss attributable to common stockholders and the determination of the numbers of shares and share equivalents used in computing pro forma per share amounts.

                                                                      AS OF JUNE 30, 2000
                                                              -----------------------------------
                                                                                       PRO FORMA
                                                              ACTUAL     PRO FORMA    AS ADJUSTED
                                                              -------    ---------    -----------
CONSOLIDATED BALANCE SHEET DATA:
    Cash and cash equivalents...............................  $ 7,285     $ 7,285       $40,284
    Working capital (deficit)...............................      633      (9,011)       36,461
    Total assets............................................   13,695      13,695        46,694
    Notes payable and accrued interest due to related
      parties
         Current portion....................................    2,829      12,473            --
         Noncurrent portion.................................    9,644          --            --
    Preferred stock.........................................       17          --            --

     The pro forma data above assumes the conversion, upon completion of this offering, of:

     - all 16,000,000 outstanding shares of series A convertible preferred stock into an estimated 18,667,286 shares of common stock, which represents the sum of (1) 16,000,000 shares of common stock plus (2) an estimated 2,667,286 shares of common stock representing a beneficial conversion feature equal to the quotient of (A) the conversion amount, which was $37.3 million at June 30, 2000 and which includes an amount equal to $0.2167 per share per annum, pro rated based on the number of days elapsed in the year, divided by (B) an assumed initial public offering price of $14.00 per share;

     - all 1,067,369 outstanding shares of series B convertible preferred stock into 1,067,369 shares of common stock; and

     - the reclassification of approximately $9.7 million of noncurrent debt to current debt.

     The pro forma as adjusted data above adjusts the pro forma amounts to reflect:

     - the application of the net proceeds from the sale of 3,600,000 shares of common stock offered at the assumed initial public offering price of $14.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses; and

     - repayment of our related party debt that, as of June 30, 2000, was $12.5 million.

                                  RISK FACTORS

     You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

                         RISKS RELATED TO OUR BUSINESS

YOU MAY HAVE DIFFICULTY EVALUATING OUR BUSINESS AND OPERATING RESULTS BECAUSE WE ARE STILL IN THE EARLY STAGES OF DEVELOPMENT.

     Although we commenced operations in November 1993, the first two and a half years of our operations were primarily dedicated to research and development. We did not begin delivering our initial two-way video calling and data sharing applications until mid-1996, and we did not release our full product suite, including video-publishing, one-way broadcast viewing and video-on-demand, until the third quarter of 1998. Because we have only recently begun to offer our full system and services, it may be difficult for you to evaluate our historical performance and project our future operating results.

     In addition, as an early stage company in an industry with rapidly changing technology, we face numerous risks and uncertainties associated with our need to grow and develop as discussed in more detail below. If we are unsuccessful in addressing these risks, sales of our system and services, as well as our ability to maintain or increase our customer base, will be substantially diminished.

WE HAVE INCURRED SUBSTANTIAL LOSSES IN THE PAST AND MAY NOT BE PROFITABLE IN THE FUTURE.

     We incurred a net loss of $2.8 million for the six months ended June 30, 2000 and a net loss of $6.4 million in 1999. Our cumulative losses from 1993 through June 30, 2000 were $45.4 million. Our revenue may not continue to increase or even remain at its current level. In addition, we expect our operating expenses to increase significantly as we develop and expand our business. As a result, to become profitable, we will need to increase our revenue by increasing sales to existing customers and by attracting additional customers. If our expenses increase more rapidly than our revenue, we may never become profitable. Furthermore, we will recognize significant additional charges relating to non-cash compensation in connection with options that we granted in 1999 and 2000. These additional charges will further decrease our ability to become profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Operating Expenses" beginning on page 25 for more information regarding these charges.

     Our business plan depends on our attaining profitability; however, we cannot predict whether or when we will become profitable. If we do become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis. In addition, if we fail to reach profitability or to sustain or grow our profits within the time frame expected by investors, the market price of our common stock may fall.

OUR LENGTHY SALES CYCLE TO ACQUIRE NEW CUSTOMERS OR LARGE FOLLOW-ON ORDERS MAY CAUSE OUR QUARTERLY OPERATING RESULTS TO VARY SIGNIFICANTLY AND MAKE IT MORE DIFFICULT TO FORECAST OUR REVENUE.

     We have generally experienced an estimated product sales cycle of four to nine months, for new customers or large follow-on orders, due to the time needed to educate potential customers about the uses and benefits of our system and the significant investment decisions that our prospective customers must make when they decide to buy our system. Many of our prospective customers have neither budgeted expenses for networked video communications systems nor

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

personnel specifically dedicated to the procurement, installation or support of these systems. As a result, our customers spend a substantial amount of time before purchasing our system performing internal reviews and obtaining capital expenditure approvals.

     Our lengthy sales cycle is one of the factors that has caused, and may in the future continue to cause, our operating results to vary significantly from quarter to quarter. This makes it difficult for us to forecast revenue and could cause volatility in the market price of our common stock. A lost or delayed order could result in lower revenue than expected in a particular quarter.

SINCE A MAJORITY OF OUR REVENUE IN THE PAST HAS COME FROM FOLLOW-ON ORDERS, OUR FINANCIAL PERFORMANCE COULD BE HARMED IF WE FAIL TO OBTAIN THESE FOLLOW-ON ORDERS.

     Our customers typically place limited initial orders for our networked video communications system, which allows them to evaluate its usefulness and value. Our future financial performance will depend on our ability to secure follow-on orders from existing customers. Our strategy is to pursue additional and larger follow-on orders after these initial orders. Revenue generated from follow-on orders accounted for approximately 76% of our revenue in 1999. Our future financial performance will significantly depend on successful initial installations of our system that in turn lead to follow-on orders. If our system does not meet the needs and expectations of customers who order our system, we may not be able to generate follow-on orders.

BECAUSE WE DEPEND ON A FEW CUSTOMERS FOR A MAJORITY OF OUR REVENUE, ORDERS FROM THESE CUSTOMERS CONTRIBUTE TO THE UNPREDICTABILITY OF OUR QUARTERLY OPERATING RESULTS, AND THE LOSS OF ONE OR MORE OF THEM COULD CAUSE A SIGNIFICANT DECREASE IN OUR REVENUE.

     We have historically derived the majority of our revenue from a select number of customers, particularly Chase Manhattan Bank, UBS Warburg LLC and Boeing Corporation and their affiliates. These customers collectively accounted for 77.1% of our revenue in 1999. Chase Securities Inc., an affiliate of Chase Manhattan Bank, together with their affiliates, accounted for 43% of our revenue in 1999. UBS Warburg LLC, together with its affiliates accounted for 23% of our revenue in 1999. See "-- Perceived or actual conflicts of interest in the conduct of this offering could arise from the fact that two of our underwriters are, and are affiliated with, significant customers, and one is affiliated with a principal stockholder" on page 14. None of our customers is obligated to purchase additional systems or services from us. We currently depend upon these major customers for a substantial portion of our revenue.

     The loss of a major customer or the reduction, delay or cancellation of orders from one or more of our significant customers could cause our revenue and, therefore, any profits we may make to decline or our losses to increase. Because we currently depend on a limited number of customers with lengthy budgeting cycles and unpredictable buying patterns, our revenue from quarter to quarter may be volatile. Adverse changes in our revenue or operating results as a result of these budgeting cycles or any other reduction in capital expenditures by our large customers could substantially reduce the trading price of our common stock.

WE MAY NOT BE ABLE TO MODIFY OUR SYSTEM IN A TIMELY AND COST EFFECTIVE MANNER TO RESPOND TO TECHNOLOGICAL CHANGE OR TO SHIFTS AWAY FROM THE MICROSOFT OPERATING SYSTEM.

     Future hardware and software platforms embodying new technologies and the emergence of new industry standards could render our system obsolete or noncompetitive. The market for our system is characterized by:

     - rapid technological change;

     - significant development costs;

     - frequent new stand-alone introductions;

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

     - changes in the requirements of our customers and their communities of users; and

     - evolving industry standards.

     Our system is designed to work with a variety of hardware and software configurations and data networking infrastructures used by our customers, including primarily Microsoft Windows NT servers. However, our software may not operate correctly on other hardware and software platforms and programming languages, database environments and systems that our customers use. Also, we must constantly modify and improve our system to keep pace with changes made to our customers' platforms, data networking infrastructures and their evolving ability to transport video and other applications. This may result in uncertainty relating to the timing and nature of our new release announcements, introductions or modifications, which may cause confusion in the market and thereby harm our business. If we fail to promptly modify or improve our system in response to evolving industry standards or customers' demands, our system could rapidly become obsolete, which would harm our financial condition and reputation.

IF OUR NETWORKED VIDEO COMMUNICATIONS SYSTEM CANNOT BE DEPLOYED EFFECTIVELY ON A LARGE SCALE TO MANY USERS ACROSS AN ENTERPRISE, WE MAY LOSE ORDERS AND SUFFER DECREASED REVENUE.

     Our strategy requires that our video-enabled communications network be highly scaleable, or able to accommodate substantial increases in the number of individuals simultaneously using our system. We are only just beginning to deploy large-scale implementations within organizations and none of these installations has been operating at any customer site for an extended period of time. If our system does not perform adequately when deployed on an increasingly larger scale, we may lose orders and our revenue may decrease.

DIFFICULTIES IN INSTALLING OUR PRODUCTS COULD HARM OUR REVENUE AND MARGINS.

     We recognize revenue upon the installation of our system in those cases where we are responsible for installation, which often entails working with sophisticated software, computing and communications systems. If we experience difficulties with installation or do not meet deadlines in a timely manner, due to delays caused by our customers or ourselves, we could be required to devote more customer support, technical and other resources to a particular installation. If new or existing customers have difficulty installing our products or require significant amounts of our professional services support, our revenue recognition could be delayed and our costs could increase, causing increased variability in our operating results, and our margins may suffer.

COMPETITION COULD REDUCE OUR MARKET SHARE AND DECREASE OUR REVENUE.

     Currently, our competition comes from many other kinds of companies, including communication equipment providers, integrated solution providers, broadcast video providers and stand-alone point solution providers. The market in which we operate is highly competitive and fragmented and we expect competition to increase significantly in the future. In addition, because our industry is new and characterized by rapid technological change, evolving user needs, developing industry standards and protocols and the frequent introduction of new products and services, it is difficult for us to predict whether or when new competing technologies or new competitors will enter our markets.

     We may be required to reduce prices or increase spending in response to competition in order to retain or attract customers, to pursue new market opportunities or to invest in additional research and development efforts. As a result, our revenue, margins and market share may be harmed. We cannot assure you that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us will not harm our business, financial condition and results of operations.

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

INFRINGEMENT OF OUR PROPRIETARY RIGHTS COULD AFFECT OUR COMPETITIVE POSITION, HARM OUR REPUTATION OR COST US MONEY.

     We regard our system as open but proprietary. In an effort to protect our proprietary rights, we rely primarily on a combination of patent, copyright, trademark and trade secret laws, as well as licensing, non-disclosure and other agreements with our consultants, suppliers, customers and employees. However, these laws and agreements provide only limited protection of our proprietary rights. In addition, we may not have signed agreements in every case, and the contractual provisions that are in place and the protection they provide may not provide us with adequate protection in all circumstances. Although we hold patents and have filed patent applications covering some of the inventions embodied in our systems, our means of protecting our proprietary rights may not be adequate. It may be possible for a third party to copy or otherwise obtain and use our technology without authorization and without our detection. A third party may also develop similar technology independently without infringing our patents and copyrights. In addition, the laws of some countries in which we sell our system may not protect our software and intellectual property rights to the same extent as the laws of the United States. Unauthorized copying, use or reverse engineering of our system could harm our business, financial condition or results of operations.

INFRINGEMENT CLAIMS COULD REQUIRE US TO EXPEND SIGNIFICANT FINANCIAL AND MANAGERIAL RESOURCES.

     A third party could claim that our technology infringes its proprietary rights. As the number of software systems in our target market increases and the functionality of these systems overlap, we believe that the number of infringement suits filed by software developers will increase. Although we have no knowledge that our system infringes the proprietary rights of any third parties, we could nevertheless be sued in the future for infringement. Claims of infringement against us, if successful, could harm us. Defending against any infringement claims, even those that are not meritorious, could result in the expenditure of significant financial and managerial resources. In addition, if we are found liable for infringement, we may have to pay damages or royalties to a third party and may not be able to continue offering that portion of our system that is found to be infringing. Redesigning our system components to avoid any alleged or actual infringement could result in the expenditure of significant financial and managerial resources and diminish the value of our system, which could harm our business, financial condition or results of operations.

OUR SYSTEM COULD HAVE DEFECTS FOR WHICH WE COULD BE HELD LIABLE AND THAT COULD RESULT IN LOST REVENUE, INCREASED COSTS, LOSS OF OUR CREDIBILITY OR DELAY IN ACCEPTANCE OF OUR SYSTEM IN THE MARKET.

     Our system may contain errors or defects, especially when new products are introduced or when new versions are released. Despite internal system testing, we have in the past discovered software errors in some of the versions of our system after their introduction. Errors in new systems or versions could be found after commencement of commercial shipments, and this could result in additional development costs, diversion of technical and other resources from our other development efforts, or the loss of credibility with current or future customers. Any of these events could result in a loss of revenue or a delay in market acceptance of our system and could harm our reputation.

     In addition, we have warranted to some of our customers that our software is free of viruses. If a virus infects a customer's computer software, the customer could assert claims against us, which, regardless of their merits, could be costly to defend and could require us to pay damages and harm our reputation.

     Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability and some contract claims. Our license agreements also typically limit a customer's entire remedy to either a refund of the price paid or modification of our system to satisfy our warranty. However, these provisions vary as to their terms and may not be effective under the laws of some jurisdictions. Although we maintain product liability insurance coverage, we cannot assure you that such coverage will be adequate and a product liability, warranty or other claim may be brought against us that could harm our business, financial condition and results of operations. Performance interruptions at a customer's site could negatively affect demand for our system or give rise to claims against us.

     The third party software we license with our system may also contain errors or defects for which we do not maintain insurance. Typically our license agreements transfer any warranty from the third party to our customers to the extent permitted. Product liability, warranty or other claims brought against us with respect to such warranties could, regardless of their merits, harm our business, financial condition or results of operation.

THE LOSS OF ANY OF OUR OUTSIDE CONTRACT MANUFACTURERS OR THIRD PARTY EQUIPMENT SUPPLIERS THAT PRODUCE KEY COMPONENTS OF OUR SYSTEM COULD SIGNIFICANTLY DISRUPT OUR MANUFACTURING PROCESS.

     We depend on outside contract manufacturers to produce components of our systems. Most of our compression and decompression product, or gateway, is currently supplied by a single source, Tandberg, Inc. In addition, we depend on various third party suppliers for the cameras, microphones, speakers and monitors that we install at desktops and in conference rooms as a part of each video communications network system. Our reliance on these third parties involves a number of risks, including:

     - the possible unavailability of critical services and components on a timely basis, on commercially reasonable terms or at all;

     - if the components necessary for our system were to become unavailable, the need to qualify new or alternative components for our use or reconfigure our system and manufacturing process, each of which could be lengthy and expensive;

     - the likelihood that, if particular components are not available, we would suffer an interruption in the manufacture and shipment of our systems until these components or alternatives become available;

     - reduced control by us over the quality and cost of our system and over our ability to respond to unanticipated changes and increases in customer orders; and

     - the possible unavailability of, or interruption in, access to some technologies.

If these manufacturers or suppliers cease to provide us with the assistance or the components necessary for the operation of our business, we may not be able to identify alternate sources in a timely fashion. Any transition to alternate manufacturers or suppliers would be likely to result in operational problems and increased expenses and could cause delays in the shipment of, or limit our ability to provide our products. In the case of the gateway component, we believe the delay could be several months or more. We cannot assure you that we would be able to enter into agreements with new manufacturers or suppliers on commercially reasonable terms or at all. Any disruptions in product flow may limit our revenue, seriously harm our competitive position and result in additional costs or cancellation of orders by our customers.

OUR MARKET IS IN AN EARLY STAGE OF DEVELOPMENT, AND OUR SYSTEM MAY NOT BE
ADOPTED.

     Our ability to attain profitability depends in large part on the widespread adoption by end users of networked video communications systems. If the market for our system fails to grow or grows more slowly than we anticipate, we may not be able to increase revenue or attain profitability. The market for our system is relatively new and rapidly evolving. We will have to devote substantial resources to educating prospective customers about the uses and benefits of our system. Our efforts to educate potential customers may not result in our system achieving market acceptance. In addition, businesses that have invested substantial resources in video products may

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

be reluctant or slow to adopt our system, which might replace their existing equipment. Similarly, customers using existing information systems in which they have made significant investments may refuse to adopt our system if they perceive that our offerings will not complement their existing systems. Consequently, the conversion from dependence on traditional methods of communication to the extensive use of video networking may not occur as rapidly as we expect it will.

IF WE DO NOT MAINTAIN AND IMPROVE OUR CURRENT NETWORKED VIDEO COMMUNICATIONS SYSTEM AND DEVELOP NEW SYSTEMS, APPLICATIONS AND FEATURES, OUR FUTURE BUSINESS PROSPECTS MAY SUFFER.

     We believe that our future business prospects depend in large part on our ability to maintain and improve our current system and to develop new systems, applications and features on a timely basis. Our system will have to achieve additional market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. As a result of the complexities inherent in our system, major new releases, applications and system features require long development and testing periods. We may not be successful in developing and marketing, on a timely and cost effective basis, new releases, applications or features that respond to technological change, evolving industry standards and protocols or customer requirements. Significant delays or problems in the installation or implementation of new releases of our system could harm our business, financial condition and results of operations.

IF WE ARE UNABLE TO EXPAND OUR DIRECT SALES FORCE AND DISTRIBUTION CHANNELS, OUR BUSINESS WILL SUFFER.

     To increase our revenue, we must increase the size of our direct sales force and add indirect distribution channels, such as systems integrators or value-added resellers, or effect sales through our customers. Our inability to increase our direct sales force and to add indirect distribution channels may limit our future revenue growth and harm our future operating results. As of June 30, 2000, our sales force consisted of 16 professionals. We intend to double this sales force over the next twelve months. However, there is intense competition for sales personnel in the communications marketplace and we cannot assure you that we will be successful in attracting, integrating, motivating and retaining new sales personnel. Furthermore, it can take several months before a new hire becomes a productive member of our sales force. The failure of new salespeople to develop the necessary skills in a timely manner could reduce our revenue growth.

WE MAY NOT BE ABLE TO RETAIN OUR EXISTING KEY PERSONNEL, OR HIRE AND RETAIN THE ADDITIONAL PERSONNEL THAT WE NEED TO SUSTAIN AND GROW OUR BUSINESS.

     We depend on the continued services of our executive officers and other key personnel. We do not carry any key man life insurance. The loss of the services of any of our executive officers or key personnel could harm our business, financial condition and results of operations.

     As of June 30, 2000, we had 86 employees, up from 64 employees as of December 31, 1999. We expect to hire a significant number of new employees in the future to support our business. If we are unable to manage our growth effectively, our business, financial condition and results of operations could be harmed.

     In addition, we need to attract and retain highly skilled technical and managerial personnel for whom there is intense competition. We have had some difficulty hiring highly skilled technical people due to the high market demand for their services. If we are unable to attract and retain qualified technical and managerial personnel, our results of operations could suffer and we may never achieve profitability.

OUR PLANS CALL FOR US TO GROW RAPIDLY, AND OUR INABILITY TO MANAGE THIS GROWTH COULD HARM OUR BUSINESS.

     We have rapidly and significantly expanded our operations and expect to continue to do so. This growth has placed, and is expected to continue to place, a significant strain on our managerial,
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

operational and financial resources and information systems. Failure to manage our growth effectively will harm our business, financial condition and operating results. Furthermore, in order to remain competitive or to expand our business, we may find it necessary or desirable to acquire other businesses, products or technologies. If we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, to finance the acquisition or to integrate the acquired businesses, products or technologies into our existing business and operations. In addition, completing a potential acquisition and integrating an acquired business may strain our resources and require significant management time.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO POTENTIAL TARIFFS AND OTHER TRADE BARRIERS, UNEXPECTED CHANGES IN FOREIGN REGULATORY REQUIREMENTS AND LAWS AND ECONOMIC AND POLITICAL INSTABILITY AS WELL AS OTHER RISKS THAT COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We intend to expand our international business in Western Europe and enter additional international markets. Expansion will require significant management attention and financial resources as we establish additional foreign operations, hire additional personnel and establish indirect distribution channels. Revenue from this international expansion may be inadequate to cover the related expenses.

     Other risks we may encounter in conducting international business activities generally could include the following:

     - tariffs and other trade barriers;

     - unexpected changes in foreign regulatory requirements and laws;

     - economic and political instability;

     - increased risk of infringement claims;

     - restrictions on the repatriation of funds;

     - potentially adverse tax consequences;

     - timing, cost and potential difficulty of adapting our system to the local language standards in those foreign countries that do not use the English alphabet;

     - fluctuations in foreign currencies; and

     - limitations in communications infrastructures in some foreign countries.

IF OUR CUSTOMERS DO NOT PERCEIVE OUR SYSTEM OR SERVICES TO BE EFFECTIVE OR OF HIGH QUALITY, OUR BRAND AND NAME RECOGNITION WOULD SUFFER.

     We believe that establishing and maintaining brand and name recognition is critical for attracting and expanding our targeted customer base. We also believe that the importance of reputation and name recognition will increase as competition in our market increases. Promotion and enhancement of our name will depend on the success of our marketing efforts and on our ability to continue to provide high quality systems and services, neither of which can be assured. If our customers do not perceive our system or services to be effective or of high quality, our brand and name recognition will suffer, which would harm our business.

OUR HEADQUARTERS AND MANY OF OUR CONTRACT MANUFACTURERS AND SUPPLIERS ARE LOCATED IN CALIFORNIA WHERE NATURAL DISASTERS OCCUR.

     Currently, our corporate headquarters and many of our contract manufacturers and suppliers are located in California. California historically has been vulnerable to natural disasters and other risks, such as earthquakes and fires, which at times have disrupted the local economy and posed physical risks to our property. We presently do not have redundant multiple site capacity in the event of a natural disaster. In the event of such a disaster, our business would suffer.

                         RISKS RELATED TO THIS OFFERING

OUR SHARE PRICE MAY BE HIGHLY VOLATILE AND COULD DROP UNEXPECTEDLY.

     Following this offering, the price for our shares of common stock could be highly volatile and subject to wide fluctuations in response to the following factors:

     - quarterly variations in our operating results due to prolonged sales cycles and deviations between actual and expected sales;

     - announcements of technical innovations, new systems or services by us or our competitors;

     - changes in investor perception of us or the market for our system;

     - changes in financial estimates by securities analysts; and

     - changes in general economic and market conditions.

     The stocks of many technology companies have experienced significant fluctuations in trading price and volume. Often these fluctuations have been unrelated to operating performance. In particular, following initial public offerings, the market prices for stocks of technology companies often reach unsustainable levels that bear no established relationship to the operating performance of these companies. These broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. Declines in the market price of our common stock could also harm employee morale and retention, our access to capital and other aspects of our business.

IF OUR SHARE PRICE IS VOLATILE, WE MAY BE THE TARGET OF SECURITIES LITIGATION, WHICH IS COSTLY AND TIME-CONSUMING TO DEFEND.

     In the past, following periods of market volatility in the price of a company's securities, security holders have often instituted class action litigation. Many technology companies have been subject to this type of litigation. If the market value of our common stock experiences adverse fluctuations, and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted, causing our business, financial condition and operating results to suffer.

NO PUBLIC MARKET HAS EXISTED FOR OUR SHARES AND AN ACTIVE TRADING MARKET MAY NOT DEVELOP OR BE SUSTAINED.

     Before this offering, there has been no public market for our common stock. We cannot assure you that an active trading market will develop or be sustained after this offering. You may not be able to resell your shares at or above the initial public offering price. Through negotiations with the underwriters, we will determine the initial public offering price of the shares. This price will not necessarily relate to our book value, assets, past operating results, financial condition or other established criteria of value. Therefore, the initial public offering price may not be indicative of the market price for our shares of common stock after this offering.

OUR EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS CONTROL US AND MAY MAKE DECISIONS THAT YOU DO NOT CONSIDER TO BE IN YOUR BEST INTEREST.

     Immediately after this offering, our executive officers, directors and principal stockholders will, in the aggregate, directly or indirectly hold approximately 71.5% of our outstanding shares, based upon an assumed initial public offering price of $14.00 per share. Accordingly, these stockholders will be able to control us through their ability to determine the outcome of the election of our directors, to amend our certificate of incorporation and bylaws and to take other actions requiring the vote or consent of stockholders, including mergers, going private transactions and other extraordinary transactions, and the terms of any of these transactions. The ownership position of these stockholders may have the effect of delaying, deterring or preventing a change in control or a change in the composition of our board of directors.

PERCEIVED OR ACTUAL CONFLICTS OF INTEREST IN THE CONDUCT OF THIS OFFERING COULD ARISE FROM THE FACT THAT TWO OF OUR UNDERWRITERS ARE, AND ARE AFFILIATED WITH, SIGNIFICANT CUSTOMERS, AND ONE IS AFFILIATED WITH A PRINCIPAL STOCKHOLDER.

     Chase Securities Inc., one of our underwriters, is an affiliate of Chase Manhattan Bank, a significant customer. UBS Warburg LLC, together with its affiliates, is a significant customer and is also one of our underwriters. One of UBS Warburg LLC's affiliates, UBS (USA) Inc., owns 5.6% of our outstanding shares as of June 30, 2000. Because of these relationships with our underwriters, it is possible that a conflict of interest as to their roles may arise or that others may perceive a conflict of this type in connection with this offering.

THE SALE OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK AFTER THIS OFFERING MAY CAUSE OUR STOCK PRICE TO FALL.

     The market price of our shares of common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the closing of this offering or the perception that substantial sales could occur. These sales also might make it difficult for us to sell shares in the future at a time and at a price that we deem appropriate.

     After this offering, we will have 25,185,480 outstanding shares of common stock, based upon an assumed initial public offering price of $14.00 per share. This number includes 3,600,000 shares we are selling in this offering, which may be resold immediately in the public market. The remaining 21,585,480 shares, or 85.7% of our total outstanding shares, based upon an assumed initial public offering price of $14.00 per share, are restricted from immediate resale under the federal securities laws and lock-up agreements between our current stockholders and the underwriters, but may be sold into the market in the near future. These shares will become available for sale at various times following the expiration of the lock-up agreements, which is 180 days after the effective date of the registration statement that includes this prospectus, subject to volume limitations under Rule 144 of the Securities Act of 1933. In addition, following the expiration of the 180 day lock-up period, holders of the shares reserved for issuance under our stock option and stock purchase plans, other than members of management who are deemed to be affiliates, will be able to resell these shares without restriction.

INVESTORS WILL INCUR IMMEDIATE DILUTION AND MAY EXPERIENCE FURTHER DILUTION.

     If you purchase shares in this offering, you will experience immediate and substantial dilution of $12.54 in pro forma net tangible book value per share based on our book value as of June 30, 2000 and an assumed initial public offering price of $14.00 per share. Net tangible book value per share represents the amount of our total assets less our total liabilities, divided by the number of shares of our common stock outstanding immediately after the offering. Our existing stockholders paid an average price per share of $0.30, as of June 30, 2000, and will therefore, have an average unrealized gain of $13.70 per share based upon an assumed initial public offering price of $14.00. We also have outstanding a large number of stock options with exercise prices significantly below the initial public offering price of the shares. To the extent these options are exercised, there will be further dilution. We intend to continue to grant stock options to our employees as part of our general compensation practices.

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PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, OUR BYLAWS AND DELAWARE LAW MAY
MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE US, DESPITE THE POSSIBLE BENEFITS TO OUR STOCKHOLDERS.

     Our certificate of incorporation, our bylaws and Delaware law contain provisions that may inhibit changes in our control that are not approved by our board of directors. For example, the board of directors will have the authority to issue up to 10,000,000 shares of preferred stock and to determine the terms of preferred stock, without any further vote or action on the part of the stockholders.

     These provisions may have the effect of delaying, deferring or preventing a change in our control despite possible benefits to our stockholders, may discourage bids at a premium over the market price of our common stock and may adversely affect the market price of our common stock and the voting and other rights of our stockholders.

WE WILL HAVE BROAD DISCRETION IN APPLYING THE NET PROCEEDS OF THIS OFFERING AND MAY NOT USE THE PROCEEDS IN WAYS THAT WILL ENHANCE OUR MARKET VALUE.

     We have significant flexibility in applying the proceeds we receive in this offering. Other than repayment of a portion of our indebtedness to related parties, including accrued interest, we are not required to allocate the proceeds we receive in this offering to any specific investment or transaction. As part of your investment decision, you will not be able to assess or direct how we apply the net proceeds. If we do not apply the funds we receive effectively, our accumulated deficit will increase and we may lose significant business opportunities. Furthermore, our stock price could decline if the market does not view our use of the proceeds from this offering favorably.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. The forward-looking statements are principally contained in the sections "Prospectus Summary" beginning on page 1, "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 23, and "Business" beginning on page 38. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performances or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

     - business strategy;

     - the market opportunity for our systems, including the willingness of businesses to adopt video networking technologies;

     - plans for hiring additional personnel;

     - our estimates regarding our capital requirements and our needs for additional financing; and

     - plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

     In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "intends," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading "Risk Factors" beginning on page 6. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

     You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even though our situation may change in the future unless we have obligations under the federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of our forward-looking statements by these cautionary statements.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from this offering will be approximately $45.1 million, or approximately $52.1 million if the underwriters fully exercise their over-allotment option, at the assumed initial public offering price of $14.00 per share, in each case after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

     We plan to use approximately $12.5 million of the net proceeds of this offering to repay our debt to related parties as follows:

     - To repay notes payable to Dr. Gerald J. Burnett, Mr. R. Stephen Heinrichs and Mr. William L. Campbell, our three founders, including interest, that totaled approximately $2.8 million as of June 30, 2000 for advances made to our intellectual property subsidiary. These notes bear interest at 10% per annum and are due on demand.

     - To repay notes payable to Collaborative Holdings, whose partners include Dr. Burnett, Mr. Heinrichs and Mr. Campbell, our three founders, including interest, that totaled approximately $9.7 million as of June 30, 2000. The notes payable, which represent a line of credit established in December 1997, bear interest at 10% per annum and are due 180 days from the completion date of this offering.

     We currently expect to use the balance of the net proceeds of this offering as follows:

     - to fund increases in our sales and marketing capabilities;

     - to fund research and development programs, including patent and licensing activities;

     - to provide working capital; and

     - for general corporate purposes.

     The amounts we actually expend for each of the categories above will vary significantly depending on a number of factors, including revenue growth, if any, the amount of cash we generate from operations, changing technologies, shifts in customer demand and the success of our patent and licensing activities. As a result, we will retain broad discretion in the allocation and use of the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, investment grade, interest bearing securities.

                                DIVIDEND POLICY

     We have not declared or paid dividends on our common stock in the past and do not intend to pay dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors deems relevant.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000:

     - on an actual basis, giving effect to a one-for-five reverse stock split of our shares of common and preferred stock effected in July 2000;

     - on an unaudited pro forma basis giving effect to the conversion, upon completion of this offering, of:

      - all 16,000,000 outstanding shares of series A convertible preferred stock into an estimated 18,667,286 shares of common stock, which represents the sum of (1) 16,000,000 shares of common stock plus (2) an estimated 2,667,286 shares of common stock representing a beneficial conversion feature equal to the quotient of (A) the conversion amount, which was $37.3 million at June 30, 2000 and which includes an amount equal to $0.2167 per share per annum, pro rated based on the number of days elapsed in the year, divided by (B) an assumed initial public offering price of $14.00 per share;

      - all 1,067,369 outstanding shares of our series B convertible preferred stock into 1,067,369 shares of our common stock; and

      - the reclassification of approximately $9.7 million of noncurrent debt to current debt.

     - on an unaudited, pro forma as adjusted basis to reflect:

      - the sale by us of 3,600,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses; and

      - the repayment of our related party debt that as of June 30, 2000, was $12.5 million, with a portion of the estimated net proceeds from this offering.

     The table should be read in conjunction with the unaudited consolidated financial statements and notes to those consolidated financial statements included elsewhere in this prospectus.

     This information excludes:

     - 3,090,000 shares of common stock reserved for issuance under our 2000 stock option plan and 2000 director stock option plan;

     - 2,190,050 shares that were subject to outstanding options under our 1997 stock option plan at June 30, 2000, at a weighted average exercise price of $6.90 per share;

     - 1,500,000 shares of common stock reserved for issuance under our 2000 employee stock purchase plan;

     - 10,000,000 shares of preferred stock that will be authorized upon completion of this offering; and

     - shares of authorized but unissued non-voting common stock that will cease to be authorized upon completion of this offering.

                                                                       JUNE 30, 2000
                                                           --------------------------------------
                                                                                       PRO FORMA
                                                            ACTUAL      PRO FORMA     AS ADJUSTED
                                                           --------    -----------    -----------
                                                                       (IN THOUSANDS)
                                                                        (UNAUDITED)
Notes payable and accrued interest due to related
  parties:
  Current portion........................................  $  2,829     $ 12,473       $     --
  Noncurrent portion.....................................  $  9,644           --             --
                                                           --------     --------       --------
Stockholders' equity (deficit):
  Series A convertible preferred stock, $0.001 par value,
     80,000,000 shares authorized; 16,000,000 issued and
     outstanding actual; no shares issued and outstanding
     pro forma and pro forma as adjusted.................        16           --             --
  Series B convertible preferred stock, $0.001 par value,
     6,000,000 shares authorized; 1,067,369 issued and
     outstanding actual; no shares issued and outstanding
     pro forma and pro forma as adjusted.................         1           --             --
  Common stock, $0.001 par value, 250,000,000 shares
     authorized; 2,994,450 issued and outstanding actual,
     and 22,729,105 and 26,329,105 issued and outstanding
     pro forma and pro forma as adjusted.................         3           23             26
  Treasury common stock, 1,143,625 shares, at cost,
     actual, pro forma and pro forma as adjusted.........        (1)          (1)            (1)
  Additional paid in capital.............................    11,137       48,476         93,945
  Deferred stock compensation............................    (2,746)      (2,746)        (2,746)
  Accumulated deficit....................................   (16,975)     (54,317)       (54,317)
                                                           --------     --------       --------
     Total stockholders' equity (deficit)................    (8,565)      (8,565)        36,907
                                                           --------     --------       --------
          Total capitalization...........................  $  3,908     $  3,908       $ 36,907
                                                           ========     ========       ========

                                    DILUTION

     Our pro forma net tangible book value (deficit) as of June 30, 2000, was approximately $(8.6) million or $(0.40) per share of common stock. Pro forma net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of common stock outstanding after giving effect to the conversion of all our outstanding convertible preferred shares based on an assumed initial public offering price of $14.00 per share.

     After giving effect to the issuance and sale by us of 3,600,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $14.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses, our pro forma, as adjusted, net tangible book value as of June 30, 2000 would have been $36.9 million, or $1.86 per share. This represents an immediate increase in the pro forma net tangible book value of $1.46 per share to existing stockholders and an immediate dilution of $12.54 per share to new investors in this offering illustrated by the following table:

Assumed initial public offering price per share.............           $14.00
     Pro forma net tangible book value (deficit) per share
      before this offering..................................  $(0.40)
     Increase per share attributable to new investors.......    1.86
                                                              ------
Pro forma, as adjusted, net tangible book value per share
  after the offering........................................             1.46
                                                                       ------
Dilution per share to new investors.........................           $12.54
                                                                       ======

     The following table sets forth on a pro forma, as adjusted, basis as of June 30, 2000 the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and new stockholders at an assumed initial public offering price of $14.00 per share before deducting underwriting discounts and commissions and offering expenses payable by us:

                                                                          AVERAGE PRICE
                             SHARES PURCHASED      TOTAL CONSIDERATION      PER SHARE
                           --------------------   ---------------------   -------------
                             NUMBER     PERCENT     AMOUNT      PERCENT
                           ----------   -------   -----------   -------
Existing stockholders....  21,585,480    85.7%    $ 6,459,000    11.3%       $ 0.30
New stockholders.........   3,600,000    14.3      50,400,000    88.7         14.00
                           ----------    ----     -----------    ----
          Total..........  25,185,480     100%    $56,859,000     100%
                           ==========    ====     ===========    ====

     The foregoing discussion and tables assume no exercise of any stock options outstanding. As of June 30, 2000, there were options outstanding to purchase a total of approximately 2,190,050 shares of common stock with a weighted average exercise price of $6.90 per share. An additional 4,690,000 shares are available for future issuances under our stock option and stock purchase plans. To the extent that any of these options are exercised or that shares reserved for issuance under our plans are issued, your investment will be further diluted.

                            SELECTED FINANCIAL DATA

     You should read the following selected combined and consolidated financial data in conjunction with our combined and consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations and balance sheet data for the years ended and as of December 31, 1995, 1996, 1997, 1998 and 1999 are derived from our combined financial statements. Our audited combined financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 are included elsewhere in this prospectus. Prior to 1998, we did not have any common stock outstanding because we were organized as Avistar Systems, Limited Partnership, our predecessor. Accordingly, no per share data have been presented for periods prior to 1998. The statement of operations and balance sheet data for the six months ended and as of June 30, 1999 and 2000 have been derived from the unaudited interim combined and consolidated financial statements included elsewhere in this prospectus. In the opinion of management, our unaudited combined and consolidated financial statements have been prepared on a basis consistent with our audited combined financial statements and include all adjustments, which are only normally recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited periods. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results for the year ending December 31, 2000 or for any future period.

                                                                                                            SIX MONTHS
                                                                 YEAR ENDED DECEMBER 31,                  ENDED JUNE 30,
                                                     ------------------------------------------------   ------------------
                                                      1995      1996      1997      1998       1999      1999       2000
                                                     -------   -------   -------   -------   --------   -------   --------
                                                         PREDECESSOR ENTITY
                                                     ---------------------------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
COMBINED STATEMENT OF OPERATIONS DATA:
  Revenue:
    Product........................................  $   812   $ 2,253   $ 3,196   $ 3,342   $  6,146   $ 2,761   $  7,081
    Services, maintenance and support..............      330       540     1,861     1,786      3,227     1,382      2,170
                                                     -------   -------   -------   -------   --------   -------   --------
      Total revenue................................    1,142     2,793     5,057     5,128      9,373     4,143      9,251
  Cost of revenue:
    Product........................................    1,214     2,474     2,661     1,959      3,190     1,640      3,272
    Services, maintenance and support..............      829     1,660     2,354     1,443      1,697       844      1,054
                                                     -------   -------   -------   -------   --------   -------   --------
      Total cost of revenue........................    2,043     4,134     5,015     3,402      4,887     2,484      4,326
                                                     -------   -------   -------   -------   --------   -------   --------
  Gross profit.....................................     (901)   (1,341)       42     1,726      4,486     1,659      4,925
                                                     -------   -------   -------   -------   --------   -------   --------
  Operating expenses:
    Research and development.......................    1,677     2,591     3,347     3,348      2,718     1,259      1,791
    Sales and marketing............................    2,276     2,288     2,513     3,152      3,649     1,743      2,349
    General and administrative.....................    1,207       862     1,182     2,289      2,872     1,294      1,779
    Amortization of deferred stock compensation....       --        --        --        --        618        --      1,168
                                                     -------   -------   -------   -------   --------   -------   --------
      Total operating expenses.....................    5,160     5,741     7,042     8,789      9,857     4,296      7,087
                                                     -------   -------   -------   -------   --------   -------   --------
  Loss from operations.............................   (6,061)   (7,082)   (7,000)   (7,063)    (5,371)   (2,637)    (2,162)
                                                     -------   -------   -------   -------   --------   -------   --------
  Other (expense) income:
    Interest expense...............................     (786)   (1,501)   (2,394)     (276)    (1,012)     (331)      (730)
    Interest income................................        1         1         1         1         54         3        114
    Other..........................................       12         4      (310)     (303)       (21)       (2)        --
                                                     -------   -------   -------   -------   --------   -------   --------
      Total other expense..........................     (773)   (1,496)   (2,703)     (578)      (979)     (330)      (616)
                                                     -------   -------   -------   -------   --------   -------   --------
  Net loss.........................................  $(6,834)  $(8,578)  $(9,703)  $(7,641)  $ (6,350)  $(2,967)  $ (2,778)
                                                     =======   =======   =======   =======   ========   =======   ========
  Net loss per share -- basic and diluted..........                                $(86.83)  $ (54.27)  $(26.49)  $ (12.40)
                                                                                   =======   ========   =======   ========
  Weighted average shares used in calculating basic
    and diluted net loss per share.................                                     88        117       112        224
Pro forma:
  Net loss.........................................                                          $ (6,350)            $ (2,778)
  Beneficial conversion related to convertible
    preferred stock................................                                          $(35,608)            $(37,342)
                                                                                             --------             --------
  Net loss attributable to common stockholders.....                                          $(41,958)            $(40,120)
                                                                                             ========             ========
  Pro forma net loss per share -- basic and
    diluted........................................                                          $  (2.24)            $  (2.01)
  Weighted average shares used in calculating pro
    forma basic and diluted net loss per share.....                                            18,728               19,958

     See note 10 of the notes to the financial statements for an explanation of the calculation of pro forma net loss attributable to common stockholders and the determination of the numbers of shares and share equivalents used in computing pro forma per share amounts.


                                                                             AS OF DECEMBER 31,                   AS OF
                                                              ------------------------------------------------   JUNE 30,
                                                                1995       1996      1997     1998      1999       2000
                                                              --------   --------   ------   -------   -------   --------
                                                                   PREDECESSOR ENTITY
                                                              ----------------------------
                                                                                    (IN THOUSANDS)
COMBINED AND CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $     20   $     32   $   15   $   139   $ 6,232   $ 7,285
  Working capital (deficit).................................   (11,010)   (20,351)    (910)   (2,881)    1,656       633
  Total assets..............................................     2,203      2,919    4,333     2,768    10,523    13,695
  Notes payable and accrued interest due to related parties
      Current portion.......................................    11,291     19,648      429     1,300     2,533     2,829
      Noncurrent portion....................................        --         --       --     5,152     9,190     9,644
  Preferred stock...........................................        --         --       16        16        17        17
  Stockholders' equity (deficit)............................   (10,559)   (19,137)      36    (7,609)   (6,997)   (8,565)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our combined and consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus.

OVERVIEW

     We operate through two segments:

     - Avistar Systems Corporation, our wholly owned subsidiary, engages in the design, development, manufacturing, sale and marketing of networked video communications products; and

     - Collaboration Properties, Inc., our wholly owned subsidiary, engages in the development, prosecution, maintenance and support of the intellectual property used in our system.

  Revenue

     We derive product revenue principally from the sale and licensing of our video-enabled networked communications system, consisting of Avistar-designed software and hardware, including third party components. In addition, we derive revenue from fees for installation, maintenance, support and training services. As a percentage of total revenue, product revenue was 63.2% in 1997, 65.2% in 1998, 65.6% in 1999 and 76.5% in the six months ended June 30, 2000. We expect the hardware component of product revenue as a percentage of total product revenue to decline over time as technology evolves and we are no longer required to provide as many hardware components.

     We market our systems throughout North America, Europe and Asia through our direct sales force, with sales offices in North America and the United Kingdom.

     We enter into sales and licensing contracts with our customers and we also offer installation, maintenance, support and training services pursuant to separate contracts. Some of our customers install our systems themselves and others use third party firms to do the installation. Our customers sign contract addenda for additional purchases of our system and services. Our contracts contain provisions regarding, among other things, the following:

     - system pricing and description;

     - license terms;

     - confidentiality;

     - warranties; and

     - installation, maintenance, support and training services.

     Typically, these contracts provide that the exclusive remedy for breach is limited to the price paid or modification of our system to satisfy our customer. Typically, the warranty period is three months from system shipment and the revenue attributed to warranty is deferred and recognized at the end of the three month period.

     We have generally experienced an estimated product sales cycle of four to nine months for new customers or large follow-on orders. The length of the sales cycle depends on a number of factors, including:

     - customer concerns regarding the introduction of new products by us or our competitors that would render our current system obsolete or non-competitive;

     - the amount of customer education required;

     - the customer's perception of the capabilities of the type of solution we sell and our ability to service and upgrade our system;

     - customer concerns over our size and our limited operating history;

     - customer budgetary constraints and the timing of customer budgeting cycles; and

     - general economic conditions.

     Revenue from customers outside the United States accounted for 14.8% of our revenue in 1997, 14.1% of our revenue in 1998, 18.6% of our revenue in 1999 and 37.3% of our revenue in the six months ended June 30, 2000. To date, a significant portion of our revenue has resulted from sales to a limited number of customers. In 1999, we recorded revenue of approximately $7.2 million from our three largest customers and their affiliates, which represented 77.1% of total revenue. In the six months ended June 30, 2000, we recorded revenue of approximately $6.6 million from our four largest customers and their affiliates, which represented 72.0% of total revenue. We anticipate that our operating results for any given period will depend to a significant extent on a select number of customers.

     Payment terms are net 30 days after date of shipment. We recognize revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition", and Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." Although we may enter into separate contracts for various elements such as installation, maintenance and training, our arrangements with customers to provide products and related services are accounted for as a single arrangement. We recognize revenues from product sales when all of the following conditions are met:

     - the product has been shipped;

     - an arrangement exists with the customer at a fixed price and we have the right to invoice the customer;

     - collection of the receivable is probable; and

     - we have fulfilled all of our material contractual obligations to the customer.

     We stipulate the price charged for maintenance in the contract. The price is based on a percentage of product revenue. Customers have the option to renew the maintenance at the rate established in the original agreement. We have historically charged all customers the same percentage of product revenue for maintenance. Training services can be offered independent of the purchase of product. The value of these training courses is determined in a multiple element arrangement based on the price charged when such services are sold separately. Although not required, historically customers have always purchased maintenance when ordering products. Consequently, the fair value of the products is not readily determinable. Because the fair value of all undelivered elements in an arrangement is known, we recognize revenue related to delivered elements using the residual value method in accordance with Statement of Position 98-9.

     When we provide installation services, we recognize product and installation revenues upon completion of installation and after customer acceptance is received. When the customer or a third party provides installation services, the product revenue is recognized upon shipment. Payment for product is due upon shipment based on specific payment terms. Installation and training services are due upon providing the services. If payments for systems are made in advance of the completion of installation, those amounts are deferred and recorded as deferred revenue until installation has occurred and the customer has accepted the product. Revenue from the provision of services, including training, is recognized as the work is performed. Revenue from maintenance is offered based on a percentage of product sales as stipulated in the agreement and is recognized pro-rata over the maintenance term, which is typically one year. Payments for services and maintenance made in advance of the provision of services and maintenance are recorded as deferred revenue.

  Cost of Revenue

     Our cost of revenue consists primarily of:

     - the cost of software and hardware, including third party components;

     - the cost of compensation for installation, maintenance, support and training personnel; and

     - other costs related to facilities and office equipment for professional services, technical support and training personnel.

     We recognize product costs and costs of installation, maintenance, support, and training services as revenue is recorded. The gross margins on service revenue have been comparable to our product revenue margins. This is due in part to the fact that a significant percentage of service revenue is derived from our higher margin maintenance business. Maintenance has higher margins than other service revenue due to the recurring nature of maintenance business.

  Operating Expenses

     We generally recognize our operating expenses as we incur them in three general operational categories: research and development, sales and marketing and general and administrative. Our operating expenses also include compensation charges related to stock options. These charges are amortized over the vesting period of the options, generally four years. Our research and development expenses consist primarily of compensation expenses for our personnel, patent and licensing costs and, to a minor extent, independent contractors. We expense all patent and licensing costs. Our sales and marketing expenses consist primarily of compensation, commission and travel expenses along with other marketing expenses. Our general and administrative expenses consist primarily of compensation for our administrative, financial, and contractual personnel and a number of non-allocable costs, including professional fees, legal fees, accounting fees and provisions for bad debts.

     Over time, we anticipate that research and development expenses, sales and marketing expenses, and general and administrative expenses will increase in absolute dollars and decrease as a percentage of revenues. However, we cannot predict how quickly this will take place, if at all.

     We allocate the total cost of overhead and facilities to each of the functional areas that use overhead and facilities based upon the number of employees assigned to each of these areas. These allocated charges include facilities rent and utilities and depreciation expense for office furniture and equipment.

     The non-cash compensation charge related to stock options represents the difference between the exercise price of options granted to acquire our shares of common stock during the period and the deemed fair value for financial reporting purposes of our shares of common stock on the measurement date, which is the same as the date of grant of those options. In 1999, we recorded a non-cash compensation charge associated with stock options of $618,000. Based on the outstanding options at June 30, 2000, we will record a charge of approximately $2.0 million in 2000, $1.1 million in 2001, $575,000 in 2002 and $202,000 in 2003, to record the remainder of the costs associated with these grants.

  Interest income and expenses

     We generate interest income by investing the cash we raised in a December 1999 equity financing. Interest expense consists primarily of amounts we owe under our line of credit, short-term debt and long-term debt.

  Income taxes

     We have made no provision for and have received no benefit from income taxes for any period due to our operating losses. As of December 31, 1999, we had $10.4 million of net operating loss carry-forwards for federal income tax purposes, which expire beginning on various dates through the year 2019. Our use of these net operating losses may be limited in future periods. See note 9 to our combined financial statements regarding our net operating loss carry-forwards.

RESULTS OF OPERATIONS

     The following table sets forth data expressed as a percentage of total revenue for the periods indicated.

                                                           PERCENTAGE OF TOTAL REVENUE
                                                                                  SIX MONTHS
                                                          YEAR ENDED                ENDED
                                                         DECEMBER 31,              JUNE 30,
                                                   -------------------------    --------------
                                                    1997      1998     1999     1999     2000
                                                   ------    ------    -----    -----    -----
Revenue:
  Product........................................    63.2%     65.2%    65.6%    66.6%    76.5%
  Services, maintenance and support..............    36.8      34.8     34.4     33.4     23.5
                                                   ------    ------    -----    -----    -----
     Total revenue...............................   100.0     100.0    100.0    100.0    100.0
                                                   ------    ------    -----    -----    -----
Cost of revenue:
  Product........................................    52.6      38.2     34.0     39.6     35.4
  Services, maintenance and support..............    46.5      28.1     18.1     20.4     11.4
                                                   ------    ------    -----    -----    -----
     Total cost of revenue.......................    99.1      66.3     52.1     60.0     46.8
                                                   ------    ------    -----    -----    -----
Gross profit.....................................     0.9      33.7     47.9     40.0     53.2
Operating expenses:
  Research and development.......................    66.2      65.3     29.0     30.4     19.4
  Sales and marketing............................    49.7      61.5     38.9     42.0     25.4
  General and administrative.....................    23.4      44.6     30.7     31.2     19.2
  Amortization of deferred stock compensation....      --        --      6.6       --     12.6
                                                   ------    ------    -----    -----    -----
     Total operating expenses....................   139.3     171.4    105.2    103.6     76.6
                                                   ------    ------    -----    -----    -----
Loss from operations.............................  (138.4)   (137.7)   (57.3)   (63.6)   (23.4)
                                                   ------    ------    -----    -----    -----
Other (expense) income:
  Interest expense...............................   (47.3)     (5.4)   (10.8)    (8.0)    (7.9)
  Interest income................................      --        --      0.6      0.1      1.3
  Other..........................................    (6.1)     (5.9)    (0.2)    (0.1)      --
                                                   ------    ------    -----    -----    -----
     Total other expense.........................   (53.5)    (11.3)   (10.4)    (8.0)    (6.6)
                                                   ------    ------    -----    -----    -----
Net loss.........................................  (191.9)%  (149.0)%  (67.7)%  (71.6)%  (30.0)%
                                                   ======    ======    =====    =====    =====

COMPARISON OF THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000

  Revenue

     Our total revenue increased by 123.3% from $4.1 million in the six months ended June 30, 1999 to $9.3 million in the six months ended June 30, 2000. International revenue was $1.0 million in the six months ended June 30, 1999 and $3.4 million in the six months ended June 30, 2000. International revenue to customers in the United Kingdom accounted for 22.3% of total revenue for the six months ended June 30, 1999 and 26.7% of total revenue for the six months ended June 30, 2000. Our Collaboration Properties, Inc. subsidiary generated no revenues in either period.

     Revenue from product. Revenue from the sale of product increased by 156.5% from $2.8 million in the six months ended June 30, 1999 to $7.1 million in the six months ended June 30, 2000. The increase resulted from the growing market acceptance of our system, the introduction of new system features, and our expanded sales and marketing efforts.

     Revenue from services, maintenance and support. Revenue from services increased by 57.0% from $1.4 million in the six months ended June 30, 1999 to $2.2 million in the six months ended June 30, 2000. The increase in services revenue in the six months ended June 30, 2000 over the six months ended June 30, 1999 was primarily due to the growth in professional services and maintenance revenue as our client base increased over this period.

  Cost of Revenue

     Total cost of revenue increased by 74.2% from $2.5 million in the six months ended June 30, 1999 to $4.3 million in the six months ended June 30, 2000. The total cost of revenue as a percentage of total revenue declined from 60.0% in the six months ended June 30, 1999 to 46.8% in the six months ended June 30, 2000.

     Cost of product revenue. The decrease in cost of product revenue as a percentage of product revenue was attributable to improved product gross margins, which increased from 40.6% in the six months ended June 30, 1999 to 53.8% in the six months ended June 30, 2000. Product margins improved due to engineering improvements in the system design that reduced component costs, higher volume purchases and procurement negotiations with vendors.

     Cost of services, maintenance and support revenue. The decrease in cost of services revenue as a percentage of services revenue declined as a result of improved service gross margins, which improved from a gross margin of 38.9% in the six months ended June 30, 1999 to 51.4% in the six months ended June 30, 2000. Service margins improved due to increased economies of scale and the improved serviceability of the system.

  Operating expenses

     Our total operating expenses increased 65.0% from $4.3 million in the six months ended June 30, 1999 to $7.1 million in the six months ended June 30, 2000. As a percentage of total revenue, our expenses declined from 103.7% in the six months ended June 30, 1999 to 76.6% in the six months ended June 30, 2000. This decrease was a result of revenue increasing at a greater rate than operating expenses. Operating expenses attributable to our Avistar Systems Corporation subsidiary represented approximately $3.4 million, or 79.5% of total operating expenses in the six months ended June 30, 1999, and approximately $6.4 million, or 90.4% in the six months ended June 30, 2000. Operating expenses attributable to our Collaboration Properties, Inc. subsidiary represented approximately $0.9 million, or 20.5% of total operating expenses in the six months ended June 30, 1999, and approximately $0.7 million, or 9.6% in the six months ended June 30, 2000. Collaboration Properties expenses related primarily to research and development and, to a lesser extent, general and administrative.

     Research and development. Research and development expenses increased 42.3% from $1.3 million in the six months ended June 30, 1999 to $1.8 million in the six months ended June 30, 2000. As a percentage of total revenue, research and development expenses represented 30.4% in the six months ended June 30, 1999 and 19.4% in the six months ended June 30, 2000. The increase in research and development expenses is due to an approximate $250,000 increase in compensation costs related to new hires, related recruiting fees and higher expenditures on expensed equipment.

     Sales and marketing. Sales and marketing expenses increased 34.8% from $1.7 million in the six months ended June 30, 1999 to $2.3 million in the six months ended June 30, 2000. As a percentage of total revenue, sales and marketing expenses represented 42.0% in the six months ended June 30, 1999 and 25.4% in the six months ended June 30, 2000. The increase in sales and marketing expenses is due to an approximate $250,000 related to increased sales and marketing personnel, related recruiting fees and an increase in sales commission expense of approximately $285,000 on higher revenue.

     General and administrative. General and administrative expenses increased 37.5% from $1.3 million in the six months ended June 30, 1999 to $1.8 million in the six months ended June 30,

2000. As a percentage of total revenue, general and administrative expenses represented 31.2% in the six months ended June 30, 1999 and 19.2% in the six months ended June 30, 2000. The increase in general and administrative expenses is due to an approximate $200,000 increase related to an increase in personnel, equipment expense to support the revenue growth and expanding the offices in Redwood Shores, New York and London which resulted in higher facility costs.

     Amortization of deferred stock compensation. Amortization of deferred stock compensation expense was zero in the six months ended June 30, 1999 and $1.2 million in the six months ended June 30, 2000. As a percentage of total revenue, amortization of deferred stock expense was 12.6% in the six months ended June 30, 2000.

  Interest income and interest expense

     Interest income was $3,000 in the six months ended June 30, 1999 and $114,000 in the six months ended June 30, 2000. Interest expense was $331,000 in the six months ended June 30, 1999 and $730,000 in the six months ended June 30, 2000. The increase in interest expense in the six months ended June 30, 2000 was due to the establishment of a $2.0 million line of credit with a financial institution in June 1999 and the increase in the balance on the notes payable to related parties.

     Interest income attributable to our Avistar Systems Corporation subsidiary represented 33.3% of total interest income in the six months ended June 30, 1999 and 78.9% in the six months ended June 30, 2000. Interest expense attributable to Avistar Systems Corporation represented 78.6% of total interest expense in the six months ended June 30, 1999 and 81.2% in the six months ended June 30, 2000. Interest income attributable to our Collaboration Properties, Inc. subsidiary represented 66.7% of total interest income in the six months ended June 30, 1999 and 21.1% in the six months ended June 30, 2000. Interest expense attributable to Collaboration Properties, Inc. represented 21.4% of total interest expense in the six months ended June 30, 1999 and 18.8% in the six months ended June 30, 2000.

  Net loss

     Net loss attributable to our Avistar Systems Corporation subsidiary was $2.0 million in the six months ended June 30, 1999 and $2.0 million in the six months ended June 30, 2000. Net loss attributable to our Collaboration Properties, Inc. subsidiary was $0.9 million in the six months ended June 30, 1999 and $0.8 million in the six months ended June 30, 2000.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

  Revenue

     Our total revenue increased by 1.4% from $5.06 million in 1997 to $5.13 million in 1998 and increased 82.8% to $9.4 million in 1999. International revenue decreased by 3.2% from $742,000 in 1997 to $718,000 in 1998 and increased 140.1% to $1.7 million in 1999. International revenue to customers in the United Kingdom accounted for 15.6% of total revenue in 1999. No single foreign country accounted for more than 10% of total revenue in 1997 and 1998. Our Collaboration Properties, Inc. subsidiary generated no revenues in either period.

     Revenue from product. Revenue from the sale of product increased 4.6% from $3.2 million in 1997 to $3.3 million in 1998 and increased 83.9% to $6.1 million in 1999. The increase in product revenue from 1997 to 1999 resulted from a growing market acceptance of our system, the release of the full product suite in the third quarter of 1998, the introduction of new system features, and our expanded sales and marketing efforts.

     Revenue from services, maintenance and support. Revenue from services decreased 4.0% from $1.9 million in 1997 to $1.8 million in 1998 and increased 80.7% to $3.2 million in 1999. The decline in services revenue from 1997 to 1998 was due to a large custom installation in 1997, which had a high component of services revenue. The increase in services revenue from 1998 to 1999 was primarily due to the growth in professional services and maintenance revenue attributed to increased product sales as our client base increased over this period.

  Cost of revenue

     Total cost of revenue decreased by 32.2% from $5.0 million in 1997 to $3.4 million in 1998 and increased by 43.7% to $4.9 million in 1999. Total cost of revenue as a percentage of total revenue declined from 99.1% in 1997 to 66.3% in 1998 and 52.1% in 1999.

     Cost of product revenue. The decrease in cost of product revenue as a percentage of revenue was attributable to improved product gross margins, which increased from 16.7% in 1997 to 41.4% in 1998 and to 48.1% in 1999. Product margins improved in 1998 and 1999 due to engineering improvements in the system design, which reduced component costs and allowed for higher volume purchases and procurement negotiations with vendors. In 1998, product margins were also improved due to a vendor credit we received of $131,000 as compensation for a supplier quality problem.

     Cost of services, maintenance and support revenue. The decrease in cost of services revenue as a percentage of total revenue was due to improved service gross margins, which narrowed from a negative margin of 26.5% in 1997 to a positive margin of 19.2% in 1998 and increased to a positive margin of 47.4% in 1999. Service margins improved in 1998 and 1999 due to increased economies of scale and the improved reliability and serviceability of the system.

  Operating expenses

     Our total operating expenses increased 24.8% from $7.0 million in 1997 to $8.8 million in 1998 and increased 12.2% to $9.9 million in 1999. These increases primarily resulted from increases in sales and marketing and general and administrative infrastructure expenditures in each of the periods. Operating expenses attributable to our Avistar Systems Corporation subsidiary represented 100.0% of total operating expenses in 1997, 88.5% in 1998 and 80.7% in 1999. Operating expenses attributable to our Collaboration Properties, Inc. subsidiary represented 0% of total operating expenses in 1997, 11.5% in 1998 and 19.3% in 1999. Collaboration Properties expenses related primarily to research and development and, to a lesser extent, general and administrative.

     Research and development. Research and development expenses decreased 9.6% from $3.3 million in 1997 to $3.0 million in 1998 and decreased 10.2% to $2.7 million in 1999. The decrease in research and development expenses from 1998 to 1999 was attributable to a significant hardware redesign in 1998, and associated consultant and prototype expenses.

     Sales and marketing. Sales and marketing expenses increased 25.4% from $2.5 million in 1997 to $3.2 million in 1998 and 15.8% in 1999 to $3.6 million. The increases in sales and marketing expenses from 1997 to 1999 resulted primarily from our investment in sales and marketing personnel, including expansion of our New York sales and service office and the opening of a sales and service office in London, England.

     General and administrative. General and administrative expenses increased 120.9% from $1.2 million in 1997 to $2.6 million in 1998 and 10.0% to $2.9 million in 1999. The increases in 1998 and 1999 were due to the additional personnel necessary to support our growing operations, including the addition of two senior executives in 1998, expanding the offices in Redwood Shores, New York and London, and the increase in legal costs associated with patent activities.

     Amortization of deferred stock compensation. In 1999, we recorded a non-cash compensation charge associated with stock options of $618,000.

  Interest income and interest expense

     Interest income was $1,000 in 1997, $1,000 in 1998 and $54,000 in 1999. The
increase in interest income was due to interest on the cash we received in December 1999, in connection with the sale of series B preferred stock. Interest expense was $2.4 million in 1997, $276,000 in 1998, and $1.0 million in 1999. The decrease in interest expense in 1998 resulted from the debt associated with our predecessor entity, Avistar Systems, Limited Partnership, being converted into shares of series A preferred stock. The increases in interest expense in 1999 were due to the establishment of a $2.0 million line of credit with a financial institution in June 1999 and the increase in the balance on the notes payable to related parties.

     Interest income attributable to our Avistar Systems Corporation subsidiary represented 100.0% of total interest income in 1997, 100.0% in 1998 and 50.0% in 1999. Interest expense attributable to Avistar Systems Corporation represented 100.0% of total interest expense in 1997, 93.8% in 1998 and 81.0% in 1999. Interest income attributable to our Collaboration Properties, Inc. subsidiary represented 0% of total interest income in 1997, 0% in 1998 and 50.0% in 1999. Interest expense attributable to Collaboration Properties, Inc. represented 0% of total interest expense in 1997, 6.2% in 1998 and 19.0% in 1999.

  Net loss

     Net loss attributable to our Avistar Systems Corporation subsidiary was $9.7 million in 1997, $6.1 million in 1998 and $4.3 million in 1999. Net loss attributable to our Collaboration Properties, Inc. subsidiary was zero in 1997, $1.5 million in 1998 and $2.1 million in 1999.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, our combined financial information for the last ten quarters expressed in dollars and as a percentage of total revenue. We prepared this information using our unaudited interim combined financial statements that, in our opinion have been prepared on a basis consistent with our annual combined financial statements. We believe that these interim combined financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information when read in conjunction with our financial statements and notes to financial statements. The operating results for any quarter do not necessarily indicate the results expected for any future period.

                                                                 QUARTER ENDED
                           -----------------------------------------------------------------------------------------
                           MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                             1998        1998       1998        1998       1999        1999       1999        1999
                           ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                                (IN THOUSANDS)
Revenue:
  Product................   $   506    $   563     $   652    $ 1,621     $ 1,742    $ 1,019     $ 1,732    $ 1,653
  Services, maintenance
    and support..........       417        388         339        642         553        829         892        953
                            -------    -------     -------    -------     -------    -------     -------    -------
        Total revenue....       923        951         991      2,263       2,295      1,848       2,624      2,606
                            -------    -------     -------    -------     -------    -------     -------    -------
Cost of revenue:
  Product................       395        491         311        762       1,044        596         840        710
  Services, maintenance
    and support..........       352        368         342        381         417        427         466        387
                            -------    -------     -------    -------     -------    -------     -------    -------
        Total cost of
          revenue........       747        859         653      1,143       1,461      1,023       1,306      1,097
                            -------    -------     -------    -------     -------    -------     -------    -------
Gross profit.............       176         92         338      1,120         834        825       1,318      1,509
                            -------    -------     -------    -------     -------    -------     -------    -------
Operating expenses:
  Research and
    development..........       769        873         830        876         686        573         729        730
  Sales and marketing....       713        734         760        945         905        838         879      1,027
  General and
    administrative.......       498        612         569        610         723        571         770        808
  Amortization of
    deferred stock
    compensation.........        --         --          --         --          --         --         295        323
                            -------    -------     -------    -------     -------    -------     -------    -------
        Total operating
          expenses.......     1,980      2,219       2,159      2,431       2,314      1,982       2,673      2,888
                            -------    -------     -------    -------     -------    -------     -------    -------
Loss from operations.....    (1,804)    (2,127)     (1,821)    (1,311)     (1,480)    (1,157)     (1,355)    (1,379)
                            -------    -------     -------    -------     -------    -------     -------    -------
Other (expense) income:
  Interest expense.......       (17)       (57)       (101)      (101)        (92)      (239)       (333)      (348)
  Interest income........        12        (12)         --          1          11         --          24         19
  Other..................       (71)       (43)        (64)      (125)         (2)        (8)         (5)        (6)
                            -------    -------     -------    -------     -------    -------     -------    -------
        Total other
          expense........       (76)      (112)       (165)      (225)        (83)      (247)       (314)      (335)
                            -------    -------     -------    -------     -------    -------     -------    -------
Net loss.................   $(1,880)   $(2,239)    $(1,986)   $(1,536)    $(1,563)   $(1,404)    $(1,669)   $(1,714)
                            =======    =======     =======    =======     =======    =======     =======    =======

                              QUARTER ENDED
                           --------------------
                           MARCH 31,   JUNE 30,
                             2000        2000
                           ---------   --------
                              (IN THOUSANDS)
Revenue:
  Product................   $ 3,190    $ 3,891
  Services, maintenance
    and support..........     1,136      1,034
                            -------    -------
        Total revenue....     4,326      4,925
                            -------    -------
Cost of revenue:
  Product................     1,599      1,673
  Services, maintenance
    and support..........       520        534
                            -------    -------
        Total cost of
          revenue........     2,119      2,207
                            -------    -------
Gross profit.............     2,207      2,718
                            -------    -------
Operating expenses:
  Research and
    development..........       699      1,092
  Sales and marketing....     1,135      1,214
  General and
    administrative.......       908        871
  Amortization of
    deferred stock
    compensation.........       579        589
                            -------    -------
        Total operating
          expenses.......     3,321      3,766
                            -------    -------
Loss from operations.....    (1,114)    (1,048)
                            -------    -------
Other (expense) income:
  Interest expense.......      (332)      (398)
  Interest income........        67         52
  Other..................        --         (5)
                            -------    -------
        Total other
          expense........      (265)      (351)
                            -------    -------
Net loss.................   $(1,379)   $(1,399)
                            =======    =======

                                             AS A PERCENTAGE OF TOTAL REVENUE
                            ------------------------------------------------------------------
                            MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                              1998        1998       1998        1998       1999        1999
                            ---------   --------   ---------   --------   ---------   --------
Revenue:
  Product.................     54.8%       59.2%      65.8%      71.6%       75.9%      55.1%
  Services, maintenance
    and support...........     45.2        40.8       34.2       28.4        24.1       44.9
                             ------      ------     ------      -----       -----      -----
        Total revenue.....    100.0       100.0      100.0      100.0       100.0      100.0
                             ------      ------     ------      -----       -----      -----
Cost of revenue:
  Product.................     42.8        51.6       31.4       33.7        45.5       32.3
  Services, maintenance
    and support...........     38.1        38.7       34.5       16.8        18.2       23.1
                             ------      ------     ------      -----       -----      -----
        Total cost of
          revenue.........     80.9        90.3       65.9       50.5        63.7       55.4
                             ------      ------     ------      -----       -----      -----
Gross profit..............     19.1         9.7       34.1       49.5        36.3       44.6
                             ------      ------     ------      -----       -----      -----
Operating expenses:
  Research and
    development...........     83.3        91.8       83.8       38.7        29.9       31.0
  Sales and marketing.....     77.3        77.2       76.7       41.8        39.4       45.3
  General and
    administrative........     54.0        64.4       57.4       26.9        31.5       30.9
  Amortization of deferred
    stock compensation....       --          --         --         --          --         --
                             ------      ------     ------      -----       -----      -----
        Total operating
          expenses........    214.6       233.4      217.9      107.4       100.8      107.2
                             ------      ------     ------      -----       -----      -----
Loss from operations......   (195.5)     (223.7)    (183.8)     (57.9)      (64.5)     (62.6)
                             ------      ------     ------      -----       -----      -----
Other (expense) income:
  Interest expense........     (1.8)       (6.0)     (10.2)      (4.5)       (4.0)     (12.9)
  Interest income.........      1.3        (1.2)        --         --         0.5         --
  Other...................     (7.6)       (4.5)      (6.4)      (5.5)       (0.1)      (0.5)
                             ------      ------     ------      -----       -----      -----
        Total other
          expense.........     (8.2)      (11.7)     (16.6)     (10.0)       (3.6)     (13.4)
                             ------      ------     ------      -----       -----      -----
Net loss..................   (235.4)%    (235.2)%   (200.4)%    (67.9)%     (68.1)%    (76.0)%
                             ======      ======     ======      =====       =====      =====

                                 AS A PERCENTAGE OF TOTAL REVENUE
                            -------------------------------------------
                            SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                              1999        1999       2000        2000
                            ---------   --------   ---------   --------
Revenue:
  Product.................     66.0%       63.4%      73.7%      79.0%
  Services, maintenance
    and support...........     34.0        36.6       26.3       21.0
                              -----      ------      -----      -----
        Total revenue.....    100.0       100.0      100.0      100.0
                              -----      ------      -----      -----
Cost of revenue:
  Product.................     32.0        27.2       37.0       34.0
  Services, maintenance
    and support...........     17.8        14.9       12.0       10.8
                              -----      ------      -----      -----
        Total cost of
          revenue.........     49.8        42.1       49.0       44.8
                              -----      ------      -----      -----
Gross profit..............     50.2        57.9       51.0       55.2
                              -----      ------      -----      -----
Operating expenses:
  Research and
    development...........     27.8        28.0       16.2       22.2
  Sales and marketing.....     33.5        39.4       26.2       24.6
  General and
    administrative........     29.3        31.0       21.0       17.6
  Amortization of deferred
    stock compensation....     11.2        12.4       13.4       12.0
                              -----      ------      -----      -----
        Total operating
          expenses........    101.8       110.8       76.8       76.4
                              -----      ------      -----      -----
Loss from operations......    (51.6)      (52.9)     (25.8)     (21.2)
                              -----      ------      -----      -----
Other (expense) income:
  Interest expense........    (12.7)      (13.4)      (7.6)      (8.1)
  Interest income.........      0.9         0.7        1.5        1.1
  Other...................     (0.2)       (0.2)        --       (0.1)
                              -----      ------      -----      -----
        Total other
          expense.........    (12.0)      (12.9)      (6.1)      (7.1)
                              -----      ------      -----      -----
Net loss..................    (63.6)%     (65.8)%    (31.9)%    (28.3)%
                              =====      ======      =====      =====

  Revenue

     The general trend of product revenue and services revenue has been to grow over the past ten quarters due primarily to increased client acceptance of our systems and to the growth and increased productivity of our sales force. Revenue in the fourth quarter of 1998 was higher than the third quarter of 1998 due to significant customer installations being completed. During 1999, revenue generated from follow-on orders contributed to steady revenue growth. During the second quarter of 1999, however, revenue declined as compared to the first quarter of 1999 due to a lower order rate in the first quarter of 1999. The increase in revenue in the third quarter of 1999 was a result of increased orders in the second quarter of 1999 and the subsequent large installations for two customers. Revenue for the fourth quarter of 1999 was flat with the third quarter of 1999 as a result of the general Year 2000 concerns at several of our customers, which limited installations in the second half of the quarter. Revenue for the first quarter of 2000 was higher than for the fourth quarter of 1999 as the Year 2000 concerns eased and we increased our installations.

  Cost of revenue

     The general trend of total cost of product and service revenue has been to increase in absolute dollars over the past ten quarters, however, at a lower rate than revenue. There was an overall improvement in product gross profit margins from 14.7% for the first quarter of 1998 to 55.2% for the second quarter of 2000. This improvement was due to increased product gross margins resulting from lower product costs due to system design improvements and additional discounts as a result of increased volume purchases and better procurement negotiations, as well as the benefits of higher product revenue being allocated over relatively fixed manufacturing overhead costs. Product

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

margins were also partially improved in the third quarter of 1998 by $65,000 and the fourth quarter of 1998 by $66,000 due to a vendor credit we received as compensation for a supplier quality problem. Service gross margins improved from 4.6% for the first quarter of 1998 to 48.4% for the second quarter of 2000 due to economies of scale and the improved reliability and serviceability of the system. Cost of services revenue remained relatively constant over the period from the first quarter of 1998 through the fourth quarter of 1999, due to the fact that we had sufficient resources, primarily service personnel, available to install and service the increasingly higher levels of business realized over the periods. In the first quarter of 2000, service and support costs increased as we added personnel to accommodate the higher installation and service requirements.

  Operating expenses

     Our total operating expenses have generally increased in absolute dollars over the last ten quarters. Operating expenses increased in the fourth quarter of 1998 as compared to the third quarter of 1998 as a result of approximately $150,000 incurred related to patent filings and increased sales and marketing expenses incurred in conjunction with our increased revenue level. Operating expenses declined in the second quarter of 1999 as compared to the first quarter of 1999 as a result of lower headcount in sales and marketing, lower research and development spending of approximately $100,000 due to lower headcount and the completion of a major hardware redesign, and reduced spending on intellectual property activity in general and administrative of approximately $74,000. Operating expenses increased in both the third quarter of 1999 and the fourth quarter of 1999 as a result of increased sales and marketing expenses. These increased expenses reflected higher sales commissions, the cost of a headquarters office move and related overlapping rent payments of approximately $150,000 in the third quarter of 1999 and $50,000 in the fourth quarter of 1999, and the recording of the amortization of deferred stock compensation expense of $295,000 in the third quarter of 1999, and $323,000 in the fourth quarter of 1999. Increased operating expenses in the first quarter of 2000 resulted from an increase in the amount of deferred stock compensation amortized from the amount amortized in the fourth quarter of 1999 by $256,000 and approximately $125,000 due to the addition of 13 new employees. The increase in operating expenses in the second quarter of 2000 reflected approximately $90,000 due to the addition of six new employees and approximately $225,000 due to having the first quarter 2000 new employees on hand for the entire quarter.

     We anticipate that operating expenses will increase for the foreseeable future as we continue to:

     - invest in our sales and marketing efforts to build market awareness and seek to enlarge our client base in the United States and internationally;

     - invest in research and development, including patent and licensing activities, in order to maintain technological leadership; and

     - expand our administrative infrastructure to accommodate our growth and incur ongoing incremental expenses associated with becoming a public company.

     Our investments in these activities could significantly precede any revenue generated by the increased spending. If we do not experience significantly increased revenue from these efforts, our business, financial condition and results of operations could be harmed.

LIQUIDITY AND CAPITAL RESOURCES

     Since 1993, we have funded our operations primarily through lines of credit with related parties. To a lesser extent, our operations have been funded by a $2.0 million line of credit with a financial institution established in June 1999 and the private placement of $6.4 million of our

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

series B preferred stock completed in December 1999. We had cash and cash equivalents of $6.2 million as of December 31, 1999 and $7.3 million as of June 30, 2000. Our operating activities resulted in net cash outflows of $6.6 million in 1997, $5.7 million in 1998, $7.3 million in 1999, $3.2 million for the six months ended June 30, 1999 and net cash inflows of $461,000 for the six months ending June 30, 2000. The net cash outflow of $6.6 million in 1997 resulted from a net loss of $9.7 million, an increase in accounts receivable of $1.5 million, and an increase in inventories of $320,000 due to the growth in our business which was partially offset by a $2.4 million increase in accrued interest associated with borrowings from related parties and our increase in current liabilities of $1.5 million. The net cash outflow of $5.7 million in 1998 was due to a net loss of $7.6 million, offset by an increase in accounts receivable of $695,000, a decrease in inventories of $436,000 and a decrease in deferred revenue of $303,000. In 1999, the net cash outflow of $7.3 million resulted from a net loss of $6.4 million, an increase in accounts receivable of $718,000, an increase in inventories of $693,000, partially offset by amortization of deferred compensation of $618,000. For the six months ended June 30, 1999, net cash outflow of $3.2 million resulted from a net loss of $3.0 million. For the six months ended June 30, 2000, net cash inflow of $461,000 resulted from a net loss of $2.8 million, an increase in accounts receivable of $586,000, an increase in inventories of $798,000, an increase in other current assets of $826,000, partially offset by a decrease in amounts payable of $926,000, a decrease in accrued interest of $775,000, $1.2 million of the amortization of deferred stock compensation expense and increased deferred revenue of $2.1 million, primarily due to a large non-cancellable order that is not subject to return, refund or forfeiture from a customer that was an unrelated party on which a $2.9 million prepayment was received and recorded as deferred revenue. The deferred revenues balances of $1.5 million at December 31, 1998, $1.3 million at December 31, 1999 and $3.4 million at June 30, 2000 all represented cash already collected from customers.

     Our expenditures for property and equipment were $483,000 in 1997, $175,000 in 1998 and $106,000 in 1999. At June 30, 2000, we did not have any material commitments for future capital expenditures.

     Under our previous line of credit, we had $2.0 million outstanding at December 31, 1999 and $1.4 million at March 31, 2000. We incurred $82,000 of interest expense on this line of credit in 1999 and $82,000 for the first six months ended June 30, 2000, at an average interest rate of 19.1% and 15.7%. This line of credit was retired using the proceeds from a portion of a $4.0 million one-year line of credit with another financial institution in June 2000. Availability of borrowings under this line is based on a formula applied against approved collateral. This line contains various financial covenants, including a negative pledge and a restriction on additional borrowings. The line bears interest at prime plus 1.25%, subject to adjustment to prime plus 2.75% if a minimum of $2.0 million of equity has not been raised by September 30, 2000, with minimum monthly interest accruing at $20,000, and is secured by all of our principal operating subsidiary's assets. We incurred $25,000 of interest expense on this line of credit for the quarter ended June 30, 2000 at an average interest rate of 12.3%.

     We operated under a predecessor entity, Avistar Systems, Limited Partnership, from its inception through December 31, 1997, when Avistar Systems Corporation, a Nevada corporation, was formed and this Nevada corporation acquired the assets of Avistar Systems, Limited Partnership. In March 2000, Avistar Systems Corporation reincorporated in Delaware and was renamed as Avistar Communications Corporation in April 2000.

     Avistar Systems, Limited Partnership was majority owned and funded by Collaborative Holdings, a general partnership controlled by our founders. In June 2000, Avistar Systems, Limited Partnership distributed 16,000,000 shares of our series A preferred stock and 200,000 shares of our common stock to the general partnership. At this time, the remaining shares of our common stock held by Avistar Systems, Limited Partnership were distributed to some of our current and former

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

employees. Prior to this offering, Avistar Systems, Limited Partnership and the general partnership will have dissolved.

     The series A preferred stock has a liquidation preference of $37.3 million as of June 30, 2000 plus conversion rights to common stock. Upon completion of this initial public offering, the series A convertible preferred stock automatically converts into an estimated 18,667,286 shares of common stock, which represents the sum of (1) 16,000,000 shares of common stock plus (2) an estimated additional 2,667,286 shares of common stock representing a beneficial conversion feature equal to the quotient of (A) the conversion amount, which was $37.3 million at June 30, 2000 and which includes an amount equal to $0.2167 per share per annum, pro rated based on the number of days elapsed in the year, divided by (B) an assumed initial public offering price of $14.00 per share.

     As of December 31, 1997, we established a line of credit with the partnership controlled by our founders. As of June 30, 2000, we owed $9.6 million under the line of credit consisting of $9.1 million of principal and $560,000 of accrued interest due in December 2002 bearing interest at 10% per annum. Upon completion of this initial public offering, the line of credit will instead become due in 180 days. In addition, we owed our three founders $2.8 million as of June 30, 2000 consisting of $2.6 million of principal and $219,000 of accrued interest under notes which will be repaid upon completion of this offering. In addition, in December 1999, we received proceeds of $6.4 million from the issuance of series B preferred stock.

     We expect to use approximately $12.5 million of the net proceeds of this offering to repay our related party indebtedness. We believe that the net proceeds of this offering together with existing cash and cash equivalents and amounts available under our $4.0 million line of credit will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. If the net proceeds from this offering are not sufficient to meet our working capital and capital expenditure requirements for the next twelve months, then we may be forced to engage in:

     - equity financing that could dilute the per share value of our common stock; and

     - debt financing on terms that could restrict our ability to make capital expenditures or incur additional indebtedness, which could impede our ability to achieve our business plan.

     Additionally, we may need to raise additional funds to fund more rapid expansion, including significant increases in personnel and office facilities, to develop new systems, to enhance our existing system or to respond to competitive pressures. We cannot assure you that alternative or additional financing will be available to us on favorable terms or at all or that any such financing will not dilute your ownership interest in our company.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk represents the risk of loss that may impact our financial position, operating results or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk due to changes in U.S. interest rates. This exposure is directly related to our normal operating and funding activities. Historically and as of December 31, 1999 and June 30, 2000, we have not used derivative instruments or engaged in hedging activities. We manage interest rate risk by investing excess funds in cash equivalents bearing variable interest rates, which are tied to various market indices. As a result, we do not believe that near-term changes in interest rates will materially affect our future earnings, fair values or cash flows.

     Our sales are currently denominated in U.S. dollars. Accordingly, we have not engaged in foreign currency hedge transactions.

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

YEAR 2000 COMPLIANCE

     We have not experienced, and do not expect to experience, any significant problems associated with year 2000 issues. We did not incur material expenditures to test, repair or replace equipment. In addition, to our knowledge, our suppliers and other third parties with whom we conduct business have not experienced material year 2000 problems to date.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. We will be required to adopt SFAS 133 in 2001 in accordance with SFAS 137, which delays the required implementation of SFAS 133 for one year. To date, we have not entered into any derivative financial instrument contracts. Thus, we believe that adoption of this statement will not have a material impact on our financial condition or results of operations.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Adoption of SAB 101 was required in the second quarter of 2000. We have historically recognized and currently recognize revenue under the guidelines as currently provided by SAB 101.

     In March 2000, the FASB issued Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation -- an interpretation of APB Opinion 25. Interpretation No. 44 is effective July 1, 2000. Interpretation No. 44 clarifies the application of APB Opinion 25 for various matters, specifically:

     - the definition of an employee for purposes of applying APB Opinion 25;

     - the criteria for determining whether a plan qualifies as a noncompensatory plan;

     - the accounting consequence of various modifications to the terms of a previously fixed stock option or award; and

     - the accounting for an exchange of stock compensation awards in a business combination.

We do not anticipate that the adoption of Interpretation No. 44 will have a material impact on our financial position or results of operations.

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

                                    BUSINESS

OVERVIEW

     We develop, market and support a video-enabled communications network that provides businesses and other organizations with an integrated suite of video and data collaboration applications. Our system gives users on-demand access to interactive video calling, content creation and publishing, broadcast video and video-on-demand as well as integrated data sharing, directory services and network management. Our customers use our system to improve productivity and communication within the enterprise and to enhance relationships with customers, suppliers and partners. Our system's open architecture works with the standards and protocols of enterprise data networks, the internet and public communications networks. It is designed to evolve with these networks as bandwidth increases and as new standards and protocols emerge. Our system is able to expand with the needs of our customers. We sell our system directly to enterprises in selected strategic vertical markets and have focused initially on the financial services and manufacturing industries. As of June 30, 2000, our customers have installed Avistar systems at over 225 sites in 97 cities in 30 countries. Our objective is to establish our technology as the standard for networked video.

     We were founded as a Nevada limited partnership in 1993. We first incorporated in Nevada in December 1997 as Avistar Systems Corporation. We reincorporated in Delaware in March 2000 and our founders contributed the stock of Collaboration Properties, Inc. and VCT, Inc. to us. VCT then merged into Collaboration Properties. In April 2000, we changed our name to Avistar Communications Corporation. We are now a holding company that conducts business through its two direct wholly owned subsidiaries: Avistar Systems Corporation, our principal operating subsidiary, and Collaboration Properties, Inc., our intellectual property management and development subsidiary. See "Related Party Transactions" beginning on page 67 for a more detailed description of these transactions.

INDUSTRY BACKGROUND

     Businesses and other organizations operating in today's increasingly time and resource constrained world are searching for new tools that will help them increase productivity and take advantage of revenue opportunities. Businesses need these tools to help them address new opportunities in an environment of rapid change and increased competition. Enterprises of all sizes have been seeking to implement new and advanced communication tools that enable their employees, partners, suppliers and customers to collaborate more effectively within and across buildings and over disparate geographies and time zones.

     For years, enterprises have relied on communication tools used principally in a point-to-point manner, such as telephone and fax. More recently, businesses have also embraced network-based applications, such as teleconferencing, voicemail and email. The emergence of the internet has accelerated the adoption of these network-based communication applications. Businesses are quickly adopting the internet as yet another means of improving communication within and among organizations. International Data Corporation, a market research firm, estimates that the number of worldwide internet users in commercial businesses will increase from 59 million in 1998 to 244 million by 2003. The increasing availability and affordability of bandwidth on communication networks is further driving businesses to utilize new tools of communication to enhance collaboration among users. For example, International Data Corporation estimates that the number of worldwide users of network/web-integrated collaborative applications will increase from 84 million in 1998 to 256 million users in 2002. Even though this figure is not a direct indicator of the market for video-enabled collaboration that we serve, we believe it indicates the significant growth potential in the use of network-based collaboration tools.

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

     As technology advances and becomes more affordable and as modes of communication expand, enterprises are seeking a widely deployable and cost effective technology to replicate at the desktop the integration of audio and visual communication and document or project collaboration that occurs in a face-to-face meeting. Individuals generally prefer face-to-face encounters to less personal forms of communication because they can see one another and give non-verbal cues that speed communication and deepen understanding. This is particularly true for more complex interactions such as negotiations, sales, product development and project management. However, face-to-face interactions often need to be scheduled and impromptu meetings can be difficult to arrange because all the participants need to be in close proximity, which often requires travel. In addition, everyone needs to be available at the same time. These time and distance constraints become increasingly difficult to deal with as the number of potential participants increases. Beyond traditional teleconferencing and data sharing communications, attempts to conduct virtual meetings as an alternative to face-to-face meetings have generally been limited to conference room-based video conferencing and specially set-up broadcasts. Most individuals do not have immediate access to these technologies and the reservation and set-up time make them unlikely to be used on an impromptu basis.

LIMITATIONS OF CURRENT MEANS OF COLLABORATION

     To address the growing need for collaboration across distance and time, organizations have resorted to using a patchwork of discrete technologies, including video conferencing and teleconferencing, fax, email, internet audio and video delivery and data sharing applications. Many of these technologies have been widely adopted and collectively indicate the potential for a new market for video networking. However, these discrete technologies are not good substitutes for face-to-face meetings and presentations because they do not give an enterprise an integrated, video-enabled communications solution. They are unable to facilitate spontaneous real-time or recorded video collaboration throughout the enterprise and do not maximize efficient information exchange, effective decision making and team interaction. The ability to add video content to a message or conference call can speed problem resolution and motivate action, trust and understanding. Users want to be able to create and publish this video content from their desktops either spontaneously, as with email or voicemail, or in a more formal manner for broader distribution through the internet or corporate data network.

     Although limited video technologies are already in use at many enterprises, businesses and other organizations require increasingly comprehensive, integrated and scalable video-enabled communication capabilities. For example, video conferencing is often limited to point-to-point communication from designated rooms or through the use of "roll-about" products, where call set-up procedures, lack of networking, bandwidth requirements and room availability greatly constrain functionality, usability, reliability and efficiency as well as access by individuals.

     Similarly, broadcasting of stored video or television programming at a desktop or in a conference room is of highly varying quality and generally cannot be added on a real-time basis to a live video conference. Some products are limited to exclusively using the enterprise data network or the internet to carry two-way desktop video conferencing or to transmit video one-way. As a result, they are unable to deliver television quality video in normal corporate settings and are limited in their ability to create, publish and broadcast these video conferences. In addition, it is difficult to expand these existing products within an enterprise and even more difficult to do so among enterprises because of bandwidth, functionality and quality limitations of current enterprise networks.

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

ELEMENTS OF A COMPLETE COLLABORATION SOLUTION

     Complete video, audio and data collaboration networks that solve business problems of time and distance should:

     - approximate the video and audio quality of television;

     - make interactions as realistic as possible by eliminating the delay when transmitting and receiving two-way video calls;

     - seamlessly integrate all forms of audio, video and data communication: interactive video calling, content creation and publishing, broadcast video and video-on-demand retrieval;

     - operate and scale cost effectively;

     - provide to video communications the ease of use, speed, quality, functionality, flexibility and global access of the telephone while easily and reliably supporting more complex applications and situations;

     - offer an upgradeable architecture that can evolve as bandwidth availability, protocols, standards and compression technologies change;

     - leverage current and future business investments in local and wide area networks, internet protocol and standards-based infrastructures; and

     - enable the creation, publishing and broadcasting of video content from the networked desktop.

     We believe high quality video-enabled communication allows businesses to improve collaboration and thereby offers them the opportunity to increase productivity, enhance customer service and revenue generation, and facilitate business-to-business interactions. We also believe that just as every organization now relies on a telephone network and most businesses increasingly rely on the internet, a video networking market is emerging in which businesses and other organizations will choose to rely on fully integrated video, audio and data collaboration networks.

THE AVISTAR SOLUTION

     We develop, market and support a comprehensive, video-enabled communications network. Our system provides a seamless, integrated suite of collaboration applications that include on demand access to interactive video calling, content creation and publishing, broadcast video and video-on-demand, as well as data sharing, directory services and network management. These applications support users within and among enterprises and over telephony networks and the internet. Our system architecture is open and flexible in order to embrace continued technological innovation and standardization. Our system is designed to use existing and emerging communication and video standards to deliver the quality and ease of use of the telephone system.

     Our video applications can be used for high quality video calling as well as for creating, publishing, broadcasting, retrieving and viewing video content. Each of these applications can be accessed from a user's desktop and can be used, integrated and managed in conjunction with one another. People often conceive of video in the enterprise only as two-way, real-time conferencing. In fact, our system allows broadcast video to be included in a video call and allows the entire session to be recorded simultaneously and made available as stored video. Our system joins users in a high-quality video network to improve their ability to solve complex problems, connect to co-workers, customers and suppliers, manage large projects, and quickly act together on opportunities. Our system does this cost effectively and reliably, and is designed to be able to serve both small and large enterprises.

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

     Our solution manages and integrates all forms of video-enabled communication, along with data sharing and collaboration:
[Real Time/Record & Play Data Chart]

     Interactive video calling. Our system allows users to participate in spontaneous interactive video discussions from their desktops. Users can simultaneously see and hear multiple participants in a window on their workstations, without needing a headset. Additionally, our system provides full duplex audio, which allows multiple users to speak and hear each other clearly at the same time. The desktop window can be divided into four quadrants, to permit up to three other video sources. These sources can include other participants or broadcast or recorded video. The participants can include individual users or conference-room groups located at multiple sites and/or various enterprises, all without requiring advance reservations or conferencing services. Each participant has the full ability to utilize all the call functions of the system, such as adding or removing participants. For example, a commercial bank's branch loan officers in seven cities use the interactive video calling application to click and connect real-time to headquarters personnel in order to expedite lending decisions and processing.

     Video content creation and publishing. With our solution, users can create and publish video content from their desktops by recording themselves, recording a multi-point conference, or adding commentary to a broadcast and recording the entire session. Users placing video calls can create videomail for recipients who were not available at the time of the call, without overburdening the data network. These messages can include text and video attachments as well as audio messages and

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

diagrams or other data. For example, an economist at an investment banking firm regularly records commentary on current events and market conditions using the Avistar system. This recorded video is then available internally on the corporate network or through the internet to clients.

     Broadcast video. Sales meetings, training seminars, analyst reports, management presentations and live news broadcasts can be delivered real-time to every user's workstation. For example, a customer used its Avistar video network to maximize the reach and impact of an education seminar. The customer broadcast the seminar to an estimated 300 desktops and meeting rooms with more than 2,000 employees and clients watching in the United States and Europe.

     Video-on-demand. Users anywhere on the Avistar network can easily retrieve stored videos. For example, a corporation uses our system to record its sales training seminars. Salespeople who are unable to attend these face-to-face presentations are now able to watch the seminars by retrieving and playing the stored videos on their desktops when it is convenient for them.

     Integrated data sharing. In addition to viewing the four quadrants of our video window, multiple users can simultaneously create and annotate a shared document using text or drawing tools color-coded specifically for each user. All participants can share the contents of any shared window and save the marked changes for later reference. Our system can also be utilized in conjunction with other application sharing programs that utilize data networks or the internet. While participating in an interactive video call, users can access Microsoft NetMeeting's application sharing capabilities through a button on our tool bar and revise a document. For example, multiple design engineers can share a technical drawing in order to resolve an issue with a defective part.

     Our system has the following key features necessary to make video communications effective:

     Easy to use interface. Our applications bring the rich interaction of a face-to-face meeting and the quality and ease of use of the telephone to video communication through:

     - Click-to-connect simplicity. To initiate calls or add another user to a session already underway, any user simply clicks on either a direct connect button, a picture or a name in the directory. Standard telephone-like features such as hold, hang-up, forward, leave message or begin another call are all completed with the click of a mouse or keyboard shortcuts. Additionally, anyone on an Avistar network can connect to the desktop of colleagues, customers, suppliers and others on other Avistar networks. If the person being called is logged-in but unavailable, users can leave a call back message that allows the person to automatically return the video call without having to look up the address.

     - "Find Me, Follow Me". To call any user in the Avistar network, it is not necessary to know their number or current location. As long as an Avistar user is logged into his or her Avistar network, the "Find Me, Follow Me" application automatically registers where that user is logged in, regardless of site or geography and routes all calls to the user's location.

     - Comprehensive directory. The Avistar network directory is a comprehensive list of Avistar numbers that can be called with a click. All users currently logged into an enterprise's Avistar network will be shown, providing immediate information as to availability. The global directory can be tailored to include only a business' community of users. In addition, a private directory feature allows users to create their own directory. Both global and private directories can also include other standards-based video conferencing systems.

     - Consistency across locations. The Avistar user interface is consistent across desktops and conference rooms. Thus, a user who is familiar with the functionality at the desktop requires no additional training or set up to utilize an Avistar system in a conference room.

     Seamless integration of system applications. All of our applications are seamlessly integrated in one user interface. As a user adds an additional video source during an ongoing video call -- such

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

as an additional live participant, a one-way broadcast or a stored video clip -- there is virtually no delay to launch another application or to download data. In addition, each application is synchronized with the others so that all participants in a video call see and hear the same content simultaneously. Thus, recorded or broadcast video can be added to a live session and shown to all participants. The entire session can also be recorded. Our system enables common network and application management, so the same directory can be used for two-way calls, one-way broadcasts and data sharing in the same session. Usage can be determined with our integrated call reporting tool which provides summary data for analysis and cost justification.

     Network management. Our network architecture provides system administrators the ability to flexibly and proactively manage each of the various components of the network. Within our system, the most costly and complex equipment and software applications are shared as networked resources. This arrangement allows for redundancy and dynamic allocation of these resources to all users who need them and ensures that users experience the best video quality possible at the highest reliability and lowest cost of use. Servers and switches can be maintained, installed and repaired centrally and many network support functions can be performed remotely over the data network thereby only minimally disrupting service to an individual user. Similarly, additional desktops and meeting rooms can be easily and inexpensively added to the Avistar network with those new users concurrently added to the Avistar directory. Additionally, our software makes call routing decisions to minimize communications costs.

     We believe our solution includes the following benefits to our customers:

     - An integrated collaboration solution. We believe that we currently provide the only fully integrated internet protocol-based system that allows individuals to make video calls, view broadcasts and produce, store and access video content or other forms of data from the desktop. Other discrete technologies exist but we believe none of these technologies integrate all of these capabilities.

     - Increased availability of knowledge. Within many businesses, a limited number of individuals who possess valuable knowledge often cannot effectively distribute their knowledge to the rest of the organization. Our system enables these businesses to access these individuals and disseminate their knowledge more efficiently and effectively by offering them the ability to call, broadcast or record from their desktops, and offering other users the ability to receive this information real-time or access video recordings at a convenient time and location. In addition, our system gives every desktop the ability to create and publish valuable visual content that can be easily distributed inside and outside the organization to support employee and customer needs worldwide.

     - Improved productivity and revenue generation. Our system enables companies to increase the productivity of their employees and speeds up time critical decision making. By creating a network of Avistar users, our customers can have face-to-face meetings within the enterprise and with customers and partners, without the costs and time delays of travel. Negotiations, sales, advisory services, decision making and other persuasive communications are more effective when done face-to-face. Our solution allows these interactions to happen in real-time, speeding up the manner in which business is done, freeing up time for employees and enhancing business-to-business communications, and potentially increasing revenue opportunities.

     - Enhanced customer and partner relationships. Our system allows companies to be more responsive to and develop stronger business relationships with their customers, partners and suppliers. An Avistar call is generally as easy and reliable as a telephone call and much more personal. A number of our customers are providing Avistar networks to their clients and business partners in order to facilitate interactions, improve the relationship and gain an advantage over the competition.

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

     - Opportunity to leverage existing and future communication infrastructures. We provide an open architecture that uses existing standards and is designed to take advantage of emerging standards. Our system seamlessly integrates into our customers' existing network communications infrastructure and supports the protocols a company may choose to use for video broadcasts, data sharing and transport of information; however, the video quality varies depending on the protocol selected. Our system utilizes the data network for transporting selected stored video and is designed to support real-time digital networking and video transmission. We have designed our system to continue to work with internet protocol-based technologies as standards evolve and quality of service improves. We expect this flexibility, together with simplified software and hardware at the desktop, to allow companies to make effective use of their existing local area and wide area networks, as well as their next generation networks.

THE AVISTAR STRATEGY

     Our goal is to become the leading provider of video-enabled communications networks within and among enterprises. We believe that to establish networked video as a new communications methodology for doing business, users must be able to make video calls, and view, broadcast, create and publish high quality video content from their desktop with the quality and ease of use of the telephone. To achieve this goal, our strategies are to:

     Target, develop and expand vertical markets. We concentrate on selling our systems into vertical markets, beginning with financial services and manufacturing. Because communities of users in vertical markets collaborate on a regular basis and have similar needs, focusing on individual markets allows us to better understand how our system addresses the needs of these markets and promotes broad-based adoption among organizations in these markets. Achieving a higher penetration rate and thus increasing the number of users within a given community enhances the "network effect," or benefit to individual users. In the future, we intend to offer our applications as hosted services in order to further drive penetration and to provide solutions that address business problems specific to a vertical market. To do this, we plan to implement complete video communication networks and charge for applications used and call duration.

     Expand our customers' usage and number of users rapidly and reduce the total cost of ownership to the enterprise. We believe that our existing customers will be a significant source of revenue as they implement our systems within and beyond their organizations. As customers use our system, we have found that they often encourage other affiliated business units as well as their clients, suppliers and partners to consider purchasing an Avistar system. In some cases, customers have gone a step further and purchased an Avistar system for their clients in order to improve the relationship with their clients. We aggressively pursue follow-on orders as customers realize the value of the collaboration network our system creates. Further, to drive daily increases in video usage, we collaborate with our customers on applications and new features. To increase user acceptance and network proliferation, we have lowered and intend to continue to lower the total cost of ownership to our customers, including the initial purchase price, installation, maintenance and support, and associated communication costs.

     Increase our sales force and add appropriate distribution partners. We plan to continue to use our direct sales force to increase penetration in existing vertical markets and to open new vertical markets. Our sales force has a high degree of industry knowledge and works closely with our customers to design industry-specific uses for our system, thus driving early acceptance and proliferation. As each vertical market matures, we intend to add indirect distribution channels such as communication service providers, equipment vendors, systems integrators or value-added resellers.

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

     Establish our technology as the standard for networked video. We believe that our open, standards-based architecture allows us to embrace new technology and increases in the availability of bandwidth, while safeguarding the coherency, serviceability and scalability of our customers' existing Avistar investments. In order to increase the usage and visability of our system, we intend to license our extensive intellectual property portfolio. We believe this will support our effort to establish the Avistar architecture as the industry standard for networked video applications. We aim to ensure that our system provides the highest quality network access and availability, computer integration and maintainability. We believe our architecture provides a natural migration path as local data networks evolve to support high-bandwidth video transmission with appropriate quality of service. While most other video products are constrained by current standards, our system can add to existing digital networks by including new compression protocols and communications standards.

     Continue to build upon our software-based business model. We will continue to emphasize the software components of our revenue and, over time, as third party technology becomes more widely available, we intend to de-emphasize the lower margin hardware components of our revenue. We have focused on creating a system that can be easily installed and supported by our customers and partners. Correspondingly, we will continue to outsource more of the manufacturing, final assembly, distribution, installation and support of our system in order to increase the higher margin software and maintenance components of our revenue.

SYSTEM ARCHITECTURE AND TECHNOLOGY

     Our networked video system is based on the fifth generation implementation of our open architecture that enables users to communicate visually using various networking protocols and transport media, including the internet. We developed our architecture to address the necessary elements of a complete video-enabled collaboration solution.

     We believe that the following factors will transform and consolidate the existing video services marketplace, creating a strong need for a software platform that will support this consolidation and evolution:

     - improved compression technologies;

     - the widespread proliferation of broadband infrastructure;

     - the developing availability of converged audio, video and data networks;

     - improved computer processing speeds; and

     - the adoption of critical digital video standards.

     Our software platform, depicted in the diagram below, supports this consolidation by integrating the audio, video and data transport standards indicated in the diagram.

     Since our inception we have invested in creating a Video Operating System, or VOS, that we believe positions us to lead this transformation. Further, we provide a suite of collaboration applications that seamlessly operate with the Avistar VOS allowing users to access this functionality in an easy and intuitive manner. We expect to make this platform increasingly usable by developers to allow integration with other applications and network hardware.

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

AVISTAR SOFTWARE PLATFORM GRAPH

     Multi-level "Avistar Software Platform" graph. The top level illustrates the "Avistar Video Operating System," consisting of "Graphical User Interface" and "Network and Application Management." The middle level illustrates "Applications," consisting of "Interactive Video Calling," "Broadcast Video," "Content Creation and Publishing," and "Video On Demand." The bottom level illustrates "Audio, Video, Data Transport Standards" that correspond to those "Applications," consisting of "NTSC*," "PAL*," "H.320*" and "H.323"; "NTSC*," "PAL*," "MPEG," "G2*" and "Others"; "NTSC*," "PAL*," "MPEG*" and "Others"; and "NTSC*," "PAL*," "MPEG*," "G2*" and "Others." Directly below the graphic is the following text, "*Standards currently supported by Avistar."

             --
  NTSC           The video standard for television in the United States;
             --
   PAL           The video standard for television in Europe;
             --  A standard for compressed digital video storage and
  MPEG           distribution;
             --  The video conferencing standard using public switched
       H.320     networks;
             --  An audio and video conferencing standard using the internet
       H.323     protocol; and
             --  A proprietary video compression protocol used for internet
    G2           protocol streaming video.

     Our system uses TCP/IP, the standard internet protocol, for initiating video calls, for scheduling and starting broadcast presentations, and for managing the creation and access of stored video materials. In addition, we use TCP/IP for overall systems and network management throughout our software platform. This approach provides us with connectivity throughout the enterprise and allows us to leverage existing internet infrastructure. For delivery of live local area network high-quality video streams with low delays, we use traditional circuit switched technologies, including H.320 and our own Avistar network technology. We use our gateways to translate between the various network technologies used in our system. These gateways are managed and controlled by our systems software with TCP/IP-based protocols.

     Each Avistar desktop functions as a node on the network, like personal computers, printers or file servers on a local area network. Just as color printers and file servers are often shared network resources on the local area network, the more costly equipment in an Avistar system, such as servers, switches, and the compression and decompression equipment component of our gateways, are centralized and made available to many users. Network nodes and resources, like those of a data network, are managed through centralized, internet protocol-based applications and administration tools, such as internet-based reports of video call activity.

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

     The following diagram shows, currently, how various video network components -- the Avistar Switch, Media Server, Conference Center, Broadcast Podium and H.320 Gateway -- are added to the existing data network infrastructure.

                                   [DIAGRAM]

     Diagram that is separated into two headings, "Desktop/Conference Room Products" and "Shared Resources." Below the first heading is an image of a desktop computer with "Camera/Microphone" capabilities, consisting of "Client Workstations" and "Avistar Video Network Interface." The second heading, shared resources is divided into three categories, "Server and Software Products," "Local Area Network Products" and "Wide Area Network Products." Beneath Server and Software Products appears "File Server" and three Avistar products: "Avistar Media Server," "Avistar Conference Center" and "Avistar Broadcast Podium." Beneath Local Area Network Products appears "LAN Switch" and the "Avistar Switch." Beneath Wide Area Products appears "TCP/IP Router" and the "Avistar Gateway." The "LAN Switch" is connected by dashed line to the "File Server," "TCP/IP Router," "Avistar Media Server" and "Avistar Switch," all of which are connected to each other and the "Client Workstation" and "Avistar Video Network Interface." Directly below the "LAN Switch" is the "Avistar Conference Center," "Avistar Broadcast Podium" and "Avistar H.320 Gateway," all of which are connected to each other by a solid line and the "Avistar Video Network Interface." The diagram shows that a dashed line represents "Data" and a solid line represents "Video/Audio."

Because of the tight integration of these components, our architecture has the following key features:

     - Switched services: Our video network employs a switched architecture to ensure that our system can scale to support large numbers of users. At the center of the network is an Avistar switch, which functions for video networking like the local area network switch functions for data networks. With our switch, bandwidth for video-enabled communication is available on demand so that two or more users participating in a video call automatically have the bandwidth required for continuous video and audio, with virtually no delay.

     - Network management: The Avistar VOS utilizes open protocols for call set-up, call control and directory services. It also complies with standards and interfaces and connects with video networks through shared Avistar gateways that are further connected via private or public telephony networks. Servers communicate through Avistar's unique signaling system for video protocol, SSV, which is based on TCP/IP, the standard internet protocol. Through this signaling system, servers exchange configuration information and allocate call resources during call setup and exchange network status information. The signaling system selects the optimal route for wide area network calls, minimizing call costs and performance demands on wide area network resources. Most videoconferencing equipment using industry standard compression technologies also can communicate with the Avistar network.

     - Transport standard independence: Our system automatically selects the appropriate transport standards for transmitting information over the network to deliver the highest quality video possible and full duplex audio in the most efficient manner. For all interactions, the data network is used to transport information that can be easily and reliably sent in that fashion, such as call set-up information from a user seat to the Avistar switch or directory dialing information. For the transport of video over a local area network, our system currently uses existing spare Ethernet wires to deliver standards-compliant television quality signals. This

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

       method of transport keeps video signals clear without interfering with traffic on the data network and provides for local area network calls with no incremental communications cost. In a wide area network, Avistar has only slightly lower than television quality for real-time calls and broadcasts because it uses industry video compression standards across the public telephony network or a customer's private networks. For the transmission of recorded content on corporate data networks or via the internet, our system uses standard digital storage formats and transport technologies.

     - Expandable to thousands of users: Because shared resources, such as servers, are attached to the Avistar switch and are managed through the data network, new users and new capabilities can be added without replacing existing infrastructure or adding costly software or hardware at each desktop. Just as local area network switches and public telephony networks can be linked together without the use of routers, Avistar switches can be similarly linked without the use of video network gateways. As a result, customers can easily add capacity as their needs grow.

     - Evolves with Digital Technology: Our VOS is designed to facilitate utilization of all-digital, local area networks, including internet protocol video transmission, when sufficient bandwidth and quality of service are available. Our system will also maintain compatibility with existing networks. To enable the highest quality video possible today given most customers' infrastructure, we use circuit switching in the local area network. Nevertheless, our VOS is designed to enable us to adopt additional internet protocol-based standards allowing evolution on the transport of audio and video on the customer's local area data network.

SYSTEM PRODUCTS AND APPLICATIONS

     Our system products and applications consist of shared resources accessible to the entire Avistar network from desktop and conference room users.

SHARED RESOURCES

     Like the architecture of data networks, our system is designed to maximize the use of shared resources on the network. This configuration results in a thin client, or a desktop that is not burdened with memory or processor intensive software and hardware. Each user can access higher quality software, gateways, multi-point conference centers, media servers and video broadcasts with lower per user acquisition and management costs than is possible with non-networked video solutions. These shared resources consist of the following products and applications:

  Local Area Network and Wide Area Network Products

     - The Avistar Switch. At the center of each local area network Avistar system is an Avistar switch that supports up to 120 Avistar desktop and conference room users. The switch connects video calls placed among Avistar desktop and conference room users, and allows those users to access shared resources such as Avistar conference centers, media servers and gateways, as well as television broadcasts and VCRs. Each Avistar switch includes Windows NT-based Avistar server software that provides application services and network management.

     - The Avistar H.320 Gateway. Connectivity to the wide area network is provided via the Avistar H.320 gateway. The gateway supports the H.320 video compression standard, using the public telephony network or a customer's private network. With our gateway, users across the wide area network can communicate with another Avistar network or with other H.320 compliant desktop or room systems.

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

  Server and Software Products

     - The Avistar Conference Center. Our conference center enables multipoint conferences for up to four video sources with continuous presence that allows all participants to see and hear one another continuously and simultaneously. Multiple conference centers can be installed on each switch to support several simultaneous multi-party calls.

     - The Avistar Media Server. Our media server allows users to create, publish and view video content from any desktop or conference room. Any form of video, including a four-way video call, can be saved on the media server in high quality digital MPEG format. MPEG is the commonly used Moving Pictures Expert Group standard for compressed digital video storage and distribution. Any user can retrieve and replay video at any time from the media server using the desktop Avistar interface or any industry standard MPEG player.

     - The Avistar Broadcast Podium. Our broadcast podium allows Avistar desktop or conference room users to broadcast one-way, real-time presentations to an audience of other Avistar users at both local and remote sites. The broadcast podium allows an individual to broadcast to thousands of users and via third party products simultaneously over the internet.

  Internet Protocol-Based Applications

     - Avistar Directory Software. Our directories allow a user to place a video call by simply clicking on a picture or name in the user's directory of local and remote Avistar users on the same Avistar network. If the other party is logged-on, our system will route the call to the correct location over the local area network or over the public telephony lines or the customer's private network in the wide area. The user can look up addresses in private and global address books, utilize browser style type-in boxes and access speed-dial direct connect buttons. This server-based directory simplifies administration and allows users to get started quickly without having to manually enter many video phone numbers into their desktop directory.

     - Shareboard Software. Our Shareboard application allows users to collaborate on graphics, data, or text during a video call. By clicking on the Share button, users are linked to the Shareboard data sharing application. Users can share any application window or image with all conference participants, see all users' color-keyed pointers and text and paintbrush annotations, and save or print shared images from any desktop or conference room.

     - Avistar Call Reporting System. With our Web-based call reporting system, our customers can track local and wide area network calls logged by each Avistar server. Reports show call details, device usage and calls by user and are all viewable from any Web browser. Reports can be customized and stored for future or specialized analysis.

DESKTOP AND CONFERENCE ROOM CLIENT PRODUCTS

     Avistar Conference. We deliver a complete system that includes all hardware and software components required to video-enable desktops and conference rooms. The standard Avistar two-way desktop system consists of the following hardware components:

     - A high resolution camera with built-in directional microphone;

     - External speakers;

     - A video overlay card for a desktop or conference room that allows video to be viewed from a computer;

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

     - A video network interface unit with ports for camera, microphone, speakers, auxiliary video and audio, headset and telephone sets; and

     - Built in echo-cancellation circuitry and full duplex audio, without requiring a headset.

     Avistar Viewer. Our viewer is designed for organizations that need to provide users with view-only access to important video sources. Users can monitor a selection of real-time, broadcast video sources, such as training courses or senior management meetings, watch live broadcasts, such as CNN or CNBC, or select and view stored video content from their desktops. Customers can deploy Avistar viewers in networks of only one-way users, or add them to mixed networks that already include Avistar two-way users. One-way users can easily be upgraded to two-way.

     Avistar Room Systems. We deliver complete video systems for a wide range of room sizes and layouts. We believe that the key advantages of our system are that the interface used in a conference room system is consistent with the interface used on individual desktops and that it allows for all forms of video-enabled communications: interactive video calling, content creation and publishing, broadcast video and video-on-demand. Therefore, users are familiar with the controls and do not need additional training to operate the room system, nor do they need an additional technician to set-up and connect conference room calls.

CUSTOMERS

     As of June 30, 2000, we have licensed and recognized revenue with respect to over 2,600 users of our customers at over 225 sites. These represent 97 cities in 30 countries. Because many of our customers operate on a decentralized basis, decisions to purchase our systems are often made independently by individual business units, so that in many cases a single company represents several separate accounts. The following is a list of some of the customers in our targeted markets that, together with their affiliates, generated the largest portion of our revenue since our inception:

                             Bank of America
Boeing Corporation
Chase Manhattan Bank
Deutsche Bank AG
Goldman, Sachs & Co.
Silicon Valley Bank
UBS Warburg LLC

     Each of Chase Manhattan Bank, UBS Warburg LLC, Boeing Corporation and their affiliates, accounted for more than 10% of our revenue for 1999. These entities collectively accounted for 77.1% of our 1999 revenue. For information regarding some of the risks of dependence on these customers, see "Risk Factors -- Because we depend on a few customers for a majority of our revenue, orders from these customers contribute to the unpredictability of our quarterly operating results, and the loss of one or more of them could cause a significant decrease in our revenue" on page 7.

     Case Studies. The following are examples of how we believe customers use our system to solve their collaboration needs:

     - After significant investigation of the market for video-enabled communications systems, a major international investment bank made an initial order in 1998. The order was for a limited deployment to understand actual user acceptance and productivity impact. The bank wanted to improve day-to-day communication across its global organization while reducing the significant travel demands of its managers and analysts. The system is now utilized globally by traders, analysts, business managers, credit and legal departments and external customers to establish a more effective communication method. The success of the system

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

       within the investment banking division has led the European-based parent bank to install the system in the offices of its key managers globally, as well as in its various management board rooms. As of June 30, 2000, the bank and its affiliates had purchased over 13 times the amount included in the initial order.

     - A commercial bank initially installed our system in 1998. The original deployment was for 28 users. The network has grown to over 120 users and has expanded to integrate and improve communication among senior management as well as to increase the speed and accuracy of funding new loans. Our system enables loan officers to have access to their loan committee, resulting in accelerated loan processing and fulfillment, greater speed to funding and improved focus on loans that have the highest return.

     - A manufacturer has deployed Avistar to seven sites in just over a year. First deployed in January 1999 as a means to improve communications internally among three main locations, our video network has expanded internally and has been extended to a key supplier. Our system is utilized to establish a virtual supply chain management solution. By video enabling both the key internal and external suppliers, our system allows the manufacturer to manage the nuances associated with complex design, development and fulfillment, particularly when it is designing products in one geographic location but building and outsourcing assembly in another. Throughout the supply chain, team members can collaborate on revisions, engineering, changes in orders, manufacturing challenges and component delivery requirements. Our network has improved communication, fostered collaboration and compressed the time required to resolve manufacturing issues, as well as saved time and travel costs.

     - Another financial services customer has demonstrated how enterprise video can directly impact revenue. Using an Avistar network, this institution was able to complete a complex trade involving multiple equities. Due to the complexities associated with this trade, the process to develop and approve this type of transaction would normally take approximately two weeks, as it requires the involvement and approval of many different legal, tax and other experts. Since several institutions compete simultaneously for this business, time is of the essence. By using our system, our customer was able to bring together all of the necessary parties to share appropriate data. They structured the trade and won the business in 48 hours. This real-time collaboration resulted in a completed client transaction well before competition could respond.

SEGMENT INFORMATION

     We operate through two segments:

     - Avistar Systems Corporation, our wholly owned subsidiary, engages in the design, development, manufacturing, sale and marketing of networked video communications products.

     - Collaboration Properties, Inc., our wholly owned subsidiary, engages in the development, prosecution, maintenance and support of the intellectual property used in our system.

     To date, Collaboration Properties, Inc. has not engaged in any material research and development or external sales or marketing activities. Additional information regarding our segments is contained in note 11 to our notes to consolidated financial statements.

SALES AND MARKETING

     Sales. We have a direct sales force in the United States that consists of five regional sales managers and six account development managers in Redwood Shores, California and New York, New York. Regional sales managers have direct responsibility for selling and account management, while account development managers are responsible for system utilization and expansion at

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

customer sites. Our international direct sales force is managed from our office in London, England, and includes two regional sales managers and two account development managers. Information regarding our export sales is contained in note 11 to our notes to consolidated financial statements, which we incorporate by reference.

     Marketing. Our marketing efforts are directed towards select vertical markets, with initial emphasis on financial services and manufacturing. We have identified specific collaboration needs for enterprises in each of these vertical markets. We then help our customers understand how our system can satisfy these needs and thereby increase the number of users. We emphasize initiatives to develop market awareness of our system and services and increase usage of our installed systems. We also use marketing programs to build our corporate image.

INSTALLATION, MAINTENANCE, TRAINING AND SUPPORT SERVICES

     We provide a wide variety of services for installation and design of Avistar video networks, including workflow analysis to identify patterns of collaboration between workgroups to determine the best configuration of networked resources for the enterprise. We generally install our systems for customers, although in some cases, follow-on orders are installed by our customer's information technology group or their services partner. In the future, we expect installation of additional systems will increasingly be performed by our customers or their services partners.

     Our maintenance services ensure that customers benefit from the latest networked video technology through software upgrades, extended warranty care and expedited repair and replacement services. Our customer support center provides voice and video call assistance to Avistar users and administrators throughout the world, 24 hours per day, seven days per week. On-site support is also available from each of our major regional offices for a separate fee. In addition, training for users is available onsite or at Avistar and for system administrators at Avistar on a for-fee basis.

BACKLOG

     The estimated backlog of product orders believed to be firm was $2.4 million at June 30, 1999 and $9.0 million at June 30, 2000. We expect most of the orders to be shipped within the next two fiscal quarters. Backlog is not necessarily indicative of past or future operating results.

RESEARCH AND DEVELOPMENT

     We believe that strong system development capabilities are essential to our strategy. Our research and development efforts focus on enhancing our core technology, developing additional applications, addressing emerging technologies, standards and protocols, and engaging in patent and licensing activities. Our system development team consists of engineers and software developers with experience in video and data networking, voice communications, video and data compression, e-mail and internet technologies. We believe that our diverse technical expertise contributes to the highly integrated functionality of our system. We spent $3.3 million in 1997, $3.3 million in 1998 and $2.7 million in 1999 on research and development. As of June 30, 2000, 21 of our employees were engaged in research and development activities. We expect to devote a significant amount of our resources to research and development in the foreseeable future.

MANUFACTURING

     We use contract manufacturers to perform component purchasing and some material assembly. Our operations staff develops manufacturing strategies and qualifies and audits manufacturing processes and suppliers. We work with our contract manufacturers to reduce manufacturing costs

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and to resolve quality control issues. We believe our manufacturing strategy enables us to utilize the manufacturing capabilities of our contract manufacturers while allowing us to focus on rapid system development and deployment, software architecture and development of video communication applications. We use third party, commercially available camera components, microphones, speakers and monitors for desktop and room systems, as well as third party compression and decompression components for our gateways. For information regarding some of the risks associated with our contract manufacturers and suppliers, see "Risk Factors -- The loss of any of our outside contract manufacturers or third party equipment suppliers that produce key components of our system could significantly disrupt our manufacturing process" on page 10.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     Our ability to compete and continue to provide technological innovation depends substantially upon internally developed technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as licensing, non-disclosure and other agreements with our consultants, suppliers, customers and employees, to protect our technology. We believe that other factors such as the technological and creative skills of our personnel, new system developments, frequent system and feature enhancements and reliable system support and maintenance are also essential to maintaining our leadership position in technology.

     We have pursued registration of our key trademarks and service marks in the United States and the United Kingdom, and intend to do so as soon as we are able to under the applicable law in other countries where we plan to establish a significant business presence. We own several U.S. registered trademarks, including Avistar Systems, the Avistar logos and Shareboard and have filed or have pending registrations for these marks in the United Kingdom and other jurisdictions.

     Through Collaboration Properties, Inc., our wholly owned subsidiary, as of June 30, 2000, we hold 12 U.S. patents and 11 non-U.S. patents and five additional U.S. and non-U.S. patents have been allowed. The patents which have been issued expire at varying dates between 2014 and 2017. In addition, numerous patent applications are pending in the U.S. and several other jurisdictions. Specifically, these patent applications, some of which relate to and claim priority from an application originally filed in 1993, currently include both method and apparatus claims. These patents and pending patent applications disclose and/or claim aspects of analog or digital desktop video conferencing technology, video and multimedia storage technology for messaging and publishing, directory services, and public wide area networking access, switching and services architecture. A portion of these technologies is currently utilized in our system. To date, we have focused on expanding our patent portfolio and expediting patent issuance. We plan to continue these efforts and to seek to license our patents to reinforce the adoption of our technology.

     We generally enter into confidentiality, license and nondisclosure agreements with our employees, consultants, prospective customers, licensees, and partners that seek to limit the use and distribution of our proprietary materials, and prohibit reverse-engineering of our proprietary technologies. In addition, we control access to and distribution of our software, documentation, and other proprietary information. Two of our license agreements with our customers require us to place our software source code into escrow. In these two cases, we have agreed to provide these customers a limited, non-exclusive right to use the software source code if we cease to do business or fail to provide some maintenance support services.

     We maintain a strong working relationship with vendors whom we identify as key suppliers and assign preferred provider status to these vendors under agreements that secure ordering and extended warranty rights for us. These agreements also generally include both marketing provisions under which these vendors promote our system and development forums under which we have an opportunity to participate in the vendor's development plans to include features and functions that are favorable to us.

     For information regarding some of the risks associated with our intellectual property and proprietary rights, see "Risk Factors -- Infringement of our proprietary rights could affect our competitive position, harm our reputation or cost us money" on page 9 and "-- Infringement claims could require us to expend significant financial and managerial resources" also on page 9.

COMPETITION

     The market for video communication products and systems is highly competitive and fragmented. Until recently, the market has been slow to develop and primarily consisted of room-based conferencing systems. As a result of advances in technology, increases in communications capability and reductions in communications costs in the past several years, the market is now characterized by many competitors, rapidly changing technology, evolving user needs, developing industry standards and protocols and the frequent introduction of new products and services.

     We believe that the principal factors affecting competition in our markets include:

     - product features, functionality and scalability;

     - product quality and performance;

     - product reliability and ease of installation;

     - use of open standards;

     - quality of service and support;

     - company reputation and size; and

     - price and overall cost of ownership.

     Currently, our principal competitors are companies that provide products and services in specific areas where we offer our integrated system, such as:

     - room-based point-to-point video communication products;

     - desktop video communications products;

     - broadcast video products;

     - video retrieval and viewing products; and

     - desktop content creation products.

     While a number of companies have marketed individual applications that enable users to use individual features of our system, we do not believe that any single competitor currently offers a fully integrated system which competes with the features of our system. Although we compete with companies to satisfy a given application at a potential customer, we believe these companies in many cases can also represent complementary opportunities to extend the reach of an Avistar system by potentially expanding the market for video networking.

     We expect competition to increase significantly in the future from existing providers of specialized video communications products and from companies that may enter our existing or future markets, possibly including major telephone companies or communications equipment providers. These companies may develop similar or substitute solutions that may be less costly or provide better performance or functionality than our systems. Many of our existing and potential competitors have longer operating histories, significantly greater financial, marketing, service, support, technical and other resources, significantly greater name recognition and a larger installed base of customers than we do. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. To be successful, we must continue to respond promptly and effectively to the challenges of changing customer requirements, technological change and competitors' innovations. Accordingly, we cannot predict what our relative competition position will be as the market evolves for video communications products and services. For more information regarding some of the risks of competition, see "Risk Factors -- Competition could reduce our market share and decrease our revenue" on page 8.

EMPLOYEES

     As of June 30, 2000, we had 86 employees, including 21 employees in research and development, 28 employees in customer services, including installation and support services, 21 employees in sales and marketing and 16 employees in finance, administration and contracts. Three employees are employed by our Collaboration Properties, Inc. subsidiary, all in research and development. Our future performance depends in significant part upon the continued service of our key technical, sales and marketing, and senior management personnel, none of whom is bound by an employment agreement. The loss of the services of one or more of our key employees could harm our business.

FACILITIES

     Our corporate headquarters are located in Redwood Shores, California, where we lease approximately 17,000 square feet under a sublease that expires September 2003 at a current annual rate of $626,904 plus a portion of the facility operating costs and expenses. This rent increases approximately 4% annually through 2003. We believe that this facility will be sufficient to meet our needs through the next 12 months. In addition, we lease a total of approximately 13,000 square feet of office space in Palo Alto, California; Incline Village, Nevada; New York, New York; Dallas, Texas; Eton Berkshire, England; and London, England. The Palo Alto facility is a distribution warehouse for inventory, with final assembly and test capabilities.

LEGAL PROCEEDINGS

     We are not currently involved in any material litigation.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     Our directors, executive officers and key employees, and their ages as of June 30, 2000, are as follows:

            NAME              AGE                             POSITION
            ----              ---                             --------
Gerald J. Burnett...........  57    Chairman of the Board, President and Chief Executive Officer
R. Stephen Heinrichs........  53    Vice Chairman of the Board, Chief Financial Officer and
                                    Secretary
William L. Campbell.........  52    Executive Vice President and Director
Craig F. Heimark............  45    Vice President of Strategic Markets
James P. Hughes.............  40    President of Avistar Systems Corporation
R. Jan Afridi...............  41    Vice President of Financial Industry Sales of Avistar
                                    Systems Corporation
Stephen F. Arisco...........  41    Vice President of Operations and Customer Support of Avistar
                                    Systems Corporation
Michael G. Barsotti.........  51    Chief Financial Officer of Avistar Systems Corporation
Lauren F. Calaby............  38    Vice President of Product Marketing and Business Development
                                    of Avistar Systems Corporation
J. Chris Lauwers............  40    Vice President of Engineering of Avistar Systems Corporation
Lester F. Ludwig............  44    Vice President of Collaboration Properties, Inc.
William R. Brody............  56    Director
David M. Solo...............  35    Director

     Gerald J. Burnett is one of our founders and has been Chairman, President and Chief Executive Officer since March 2000. He has been Chief Executive Officer of Avistar Systems Corporation and a director of Collaboration Properties, Inc. since 1998. From 1993 to 1997, he was a director of Avistar Systems Corporation or a principal of its predecessor limited partnership, and also served as an advisor to Vicor, Inc., a systems engineering company. From 1976 through 1989, he was President of Teknekron, a group of technology companies. He is also one of the founders and has been a director of Vicor, Inc. since its inception in 1989. Since 1990, he has also been a director of Western Data Systems of Nevada, Inc., a supplier of software to the aerospace and defense industries. He is also a member of the Corporation (Board of Trustees) of the Massachusetts Institute of Technology. Dr. Burnett holds a B.S. and an M.S. from the Massachusetts Institute of Technology in electrical engineering and computer science and a Ph.D. from Princeton University in computer science and communications.

     R. Stephen Heinrichs is one of our founders and has been Vice Chairman, Chief Financial Officer and Secretary since March 2000. He has been Chairman of Avistar Systems Corporation since 1993 and also served as Chief Executive Officer from 1993 to 1997 and Chief Financial Officer from 1993 to 1995. From 1976 through 1989 he was Chief Financial Officer of Teknekron and Chairman and Chief Executive Officer of several Teknekron companies. He is also one of the founders and has been a director of Vicor, Inc. since its inception in 1989. He has been Chairman of Western Data Systems of Nevada, Inc. since 1990. From 1969 through 1974 he was an accountant with Arthur Andersen LLP. Mr. Heinrichs holds a B.S. from California State University in Fresno in Accounting. He is a certified public accountant.

     William L. Campbell is one of our founders and has been a director and Executive Vice President since March 2000. He has been Chairman, President and Chief Executive Officer of Collaboration Properties, Inc. since 1998. He is one of the founders of Vicor, Inc. and has been Chairman since 1994 and a director since 1989. Mr. Campbell holds a B.S. in general engineering from the U.S. Military Academy and an M.S. in management from the Sloan School of the Massachusetts Institute of Technology.

     Craig F. Heimark has been Vice President of Strategic Markets since March 2000. From 1997 to 2000, he was Managing Partner of the Hawthorne Group, a strategic advisory firm specializing in consulting to high growth information technology companies. Prior to founding the Hawthorne Group, he served in various roles at SBC Warburg, including Member of the Executive Board, Head of Strategic Planning and Chief Information Officer from 1990 to 1997. He holds a B.A. in Economics and B.S. in Biology from Brown University.

     James P. Hughes has been President of Avistar Systems Corporation since January 2000. Previously, he had been Vice President of Sales of Avistar Systems Corporation since 1994. From 1991 through 1993, he was Director of Business Development at Aurum Software, Inc. Mr. Hughes holds a B.S. and an M.B.A. in Marketing from the University of Santa Clara.

     R. Jan Afridi has been Vice President of Financial Industry Sales of Avistar Systems Corporation since April 2000. Previously, he served as Director of Domestic Financial Services Sales from 1998 to March 2000 of Avistar Systems Corporation and as Director of Support Services from 1997 to 1998 of Avistar Systems Corporation. Prior to joining Avistar he was Director of Sales at Cornerstone, a document imaging company, from 1994 to 1997. Mr. Afridi holds a B.S. in engineering from U.S. Military Academy University and an M.B.A. from Golden Gate University.

     Stephen F. Arisco has been Vice President of Operations and Customer Service of Avistar Systems Corporation since February 2000. He previously served as Director of Operations and Customer Service from December 1997 to January 2000 of Avistar Systems Corporation. From 1987 through 1997, he was Director of Customer Service and Operations at TRW Financial Services, a systems integration company. He holds a certificate of study from H.C. Wilcox Vocational Technical School.

     Michael G. Barsotti has been Chief Financial Officer of Avistar Systems Corporation since 1995. During 1994 he was Chief Financial Officer of Redwood Microsystems. Prior to that, he was Corporate Controller at ASK Computer Systems. Mr. Barsotti has a B.S. in mechanical engineering and an M.B.A. in finance from the University of California at Berkeley. He is a certified public accountant.

     Lauren F. Calaby has been Vice President of Product Marketing and Business Development of Avistar Systems Corporation since February 2000. She previously served as Director of Product Marketing and Business Development and in other business development positions of Avistar Systems Corporation from October 1997 to January 2000. From 1996 through 1997, she was Director of Product and Strategy at Pacific Bell. From 1993 through 1996, she was at AirTouch Teletrac, last serving as Director of Corporate Development. Ms. Calaby holds a B.S. in metallurgical engineering and material science from Carnegie Mellon University and an M.B.A. from the University of California at Los Angeles.

     J. Chris Lauwers has been Vice President of Engineering of Avistar Systems Corporation since 1994. He was Principal Software Architect at Vicor, Inc. from 1990 through 1993. From 1987 to 1990 he was a Research Associate of Olivetti Research Center. Dr. Lauwers holds a B.S. in electrical engineering from the Katholieke Universiteit Leuven of Belgium. He also holds an M.S. and a Ph.D. in electrical engineering and computer science from Stanford University.

     Lester F. Ludwig has been Vice President of Collaboration Properties, Inc. since 1998. Previously, he had been Principal Scientist at Vicor, Inc. since 1990. He was Director of Technology of Avistar Systems Corporation from 1995 to 1998. From 1986 to 1990 Dr. Ludwig conducted foundational multimedia communications research at Bellcore. Dr. Ludwig holds a B.S. and an M.S. in electrical engineering from Cornell University and a Ph.D. in electrical engineering and computer science from the University of California at Berkeley.

     William R. Brody has been a director since April 2000. Dr. Brody has been President of The Johns Hopkins University since September 1996. Prior to assuming that position, he served as Provost of the University of Minnesota Academic Health Center from 1994 to 1996. From 1987 to 1994, Dr. Brody was the Martin Donner Professor and Director of the Department of Radiology, professor of electrical and computer engineering and professor of biomedical engineering at Johns Hopkins University and radiologist-in-chief of The Johns Hopkins Hospital. He has been a co-founder of three medical device companies, and served as the President and Chief Executive Officer of Resonex Inc., a medical device company, from 1984 to 1987. He currently serves on the board of directors of Alza Corporation, Medtronic Inc. and Mercantile Bankshares Corporation. Dr. Brody holds a B.S. and an M.S. in electrical engineering from the Massachusetts Institute of Technology and an M.D. and a Ph.D. in electrical engineering from Stanford University.

     David M. Solo has been a director since April 2000. He is currently a strategic advisor to several companies, including UBS AG on e-commerce and technology issues. From 1998 to 1999 he was a member of the UBS AG Executive committee and prior to that served as SBC Warburg Deputy Chief Executive Officer and Chief Operating Officer with responsibilities including Logistics and Technology from 1996 to 1998. From 1992 to 1996 he was the Head of Fixed Income & Rate Derivatives Division of SBC Warburg and its predecessor SBC. Mr. Solo holds a B.S. and an M.S. in electrical engineering and computer science from the Massachusetts Institute of Technology.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

     Our bylaws provide that the number of members of our board of directors will be not less than four and not more than six. The number of directors is currently five. We expect to add an additional director in the future who will serve on our audit committee.

     The audit committee consists of Dr. Brody and Mr. Solo. The audit committee reviews our records and affairs to determine our financial condition, oversees the adequacy of our system of internal accounting controls and reviews our accounting methods.

     The compensation committee consists of Dr. Brody and Mr. Solo. The compensation committee determines compensation for our officers, administers our stock option plans and makes recommendations to the board of directors concerning awards granted under the plan to directors and employees who are subject to Section 16 of the Securities Exchange Act of 1934. No officer serving on the board of directors has or will participate in decisions awarding compensation or granting stock options to himself.

DIRECTOR COMPENSATION

     Our employees and representatives of our institutional investors do not receive any compensation for serving on the board of directors. Non-employee directors receive an annual fee of $10,000. In April 2000, we awarded options to purchase 12,000 shares, exercisable at $17.25 per share, to each of Dr. Brody and Mr. Solo under our 1997 stock option plan described on page 61.

     All of our directors may be reimbursed for reasonable travel expenses incurred in attending board meetings. In addition, all of our non-employee directors are eligible to receive initial and automatic grants of stock options or other rewards pursuant to our director stock option plan of 12,000 shares when joining our board, and 3,000 shares per year thereafter, as described below under "Incentive Plans -- 2000 Director Option Plan" beginning on page 63.

EXECUTIVE COMPENSATION

     The following table provides information concerning the compensation paid to our Chief Executive Officer and each of our most highly compensated executive officers whose total salary and bonus exceeded $100,000 during the year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                                               COMPENSATION AWARDS
                                                                               -------------------
                                                        ANNUAL COMPENSATION        SECURITIES
                                                        -------------------        UNDERLYING
          NAME AND PRINCIPAL POSITION            YEAR    SALARY     BONUS            OPTIONS
          ---------------------------            ----   --------   --------    -------------------
Gerald J. Burnett..............................  1999   $199,866         --                --
  Chief Executive Officer
R. Stephen Heinrichs...........................  1999   $204,527         --                --
  Chief Financial Officer
William L. Campbell............................  1999   $204,846         --                --
  Chief Executive Officer of Collaboration
  Properties, Inc.(1)
James P. Hughes................................  1999   $142,938   $ 59,610(2)        215,942
  President of Avistar Systems Corporation
R. Jan Afridi..................................  1999   $ 99,389   $153,536(2)         50,000
  Vice President of Financial Industry Sales of
  Avistar Systems Corporation(3)

-------------------------
(1) Served as President and Chief Executive Officer of Collaboration Properties, Inc. during 1999. As described in "Related Party Transactions" beginning on page 67, our founders contributed the stock of Collaboration Properties to us, and Mr. Campbell became our Executive Vice President, in March 2000.
(2) Represents commissions earned during 1999.
(3) Served as Director of Domestic Financial Industry Sales of Avistar Systems Corporation during 1999.

     The following table provides information regarding stock options granted to the named executive officers during the year ended December 31, 1999.

                             OPTION GRANTS IN 1999

                                                  INDIVIDUAL GRANTS
                                   -----------------------------------------------
                                                PERCENT OF
                                                  TOTAL                               POTENTIAL REALIZATION
                                                 OPTIONS                                VALUE AT ASSUMED
                                   NUMBER OF     GRANTED                              ANNUAL RATES OF STOCK
                                   SECURITIES       TO       EXERCISE                PRICE APPRECIATION FOR
                                   UNDERLYING   EMPLOYEES     PRICE                      OPTION TERM(1)
                                    OPTIONS     IN FISCAL      PER      EXPIRATION   -----------------------
              NAME                  GRANTED        YEAR      SHARE(2)      DATE         5%           10%
              ----                 ----------   ----------   --------   ----------   ---------   -----------
Gerald J. Burnett................        --          --          --            --          --            --
R. Stephen Heinrichs.............        --          --          --            --          --            --
William L. Campbell..............        --          --          --            --          --            --
James P. Hughes..................   100,000(3)     13.6%      $ .95       6/21/09    $772,000    $1,901,000
                                    115,942(3)     15.8%      $3.45      12/20/09    $958,000    $2,395,362
R. Jan Afridi....................    50,000(3)      6.8%      $ .95       6/21/09    $386,000    $  951,000

-------------------------
(1) Assumes a per share fair market value equal to the assumed initial public offering price of $14.00. The dollar amounts under these columns represent the potential realizable value of each grant assuming that the market value of our stock appreciates from the date of grant to the expiration of the option at annualized rates of 5% and 10%. These assumed rates of appreciation have been specified by the SEC for illustrative purposes only and are not intended to forecast future financial performance or possible future appreciation in the price of our stock. The actual amount the executive officer may realize will depend on the extent to which the stock price exceeds the exercise price of the options on the date the option is exercised.

(2) The exercise price on the date of grant was equal to 100% of the fair market value on the date of grant, as determined by the board of directors.

(3) 25% of this option grant vests twelve months after the grant date with 6.25% of the remaining options vesting on a quarterly basis for three years, thereafter.

                               1999 OPTION VALUES

     The following table provides information with respect to options exercised by named executive officers during the year ended December 31, 1999 and the value of unexercised options held by named executive officers as of December 31, 1999. None of the named executive officers exercised any stock options during 1999.

                     OPTION/SAR VALUES AT DECEMBER 31, 1999

                                                                                        VALUE OF
                                                    NUMBER OF SECURITIES               UNEXERCISED
                                                   UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                                     OPTIONS AT YEAR-END             AT YEAR-END(1)
                                                 ---------------------------   ---------------------------
                     NAME                        EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                     ----                        -----------   -------------   -----------   -------------
Gerald J. Burnett..............................         --              --            --              --
R. Stephen Heinrichs...........................         --              --            --              --
William L. Campbell............................         --              --            --              --
James P. Hughes................................     37,500         278,442      $525,000      $3,898,050
R. Jan Afridi..................................         --          50,000            --      $  700,000

-------------------------
(1) Assumes a per share fair market value equal to the assumed initial public offering price of $14.00.

INCENTIVE PLANS

  1997 Stock Option Plan

     Our 1997 stock option plan was adopted by the board of directors and stockholders of our predecessor in December 1997, and assumed by Avistar Communications Corporation as part of our March 2000 reorganization. The stock option plan was amended most recently in May 2000. A total of 2,994,227 shares of common stock have been reserved for issuance under the plan and we do not intend to grant any additional options from the plan after the effective date of our initial public offering.

     The plan provides for grants of incentive and nonstatutory stock options to our employees including officers and employee directors and nonstatutory stock options to our consultants including nonemployee directors. At the request of the board of directors, the compensation committee administers the plan and determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability of the shares.

     The term of the options granted under the plan is set forth in the option agreement. However, the term of an option may not exceed ten years and, in the case of an incentive stock option granted to an optionee who owns more than 10% of our outstanding stock at the time of grant, the term of an option may not exceed five years. Options granted under the plan vest and become exercisable as set forth in each option agreement. On December 31, 1997, we awarded options to purchase 1,091,800 shares of common stock, including 631,800 that were fully vested at the grant date. The common stock issued under these fully vested options is subject to our repurchase right upon the occurrence of specified events, including the termination of an employee. This repurchase right is our option that expires 60 days from the triggering event or upon the occurrence of specified transactions, including an initial public offering. If we exercise our repurchase right, the purchase price is the net book value of the stock as of the end of the calendar quarter immediately preceding the triggering event, as determined by management. All other options vest over a four year period, with 25% vesting after one year and the remaining vesting 6.25% per quarter.

     With respect to any optionee who owns more than 10% of our outstanding stock, the exercise price of any stock option granted must be at least 110% of the fair market value on the grant date.

     No incentive stock options may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000. The plan will terminate in December 2007, unless our board of directors terminates it sooner.

     In 2000, we awarded options to purchase 1,204,608 shares of common stock at a weighted average exercise price of $13.61 per share, including options to purchase an aggregate of 637,750 shares at an exercise price of $17.25 and 284,058 shares at an exercise price of $3.95 to three of our five named executive officers.

     As of June 30, 2000, we had issued 823,050 shares of common stock upon the exercise of options granted under our 1997 stock option plan, we had outstanding options to purchase 2,190,050 shares of common stock at a weighted average exercise price of $6.90 per share and 55,925 shares remain available for future option grants under our 1997 stock option plan.

  2000 Stock Option Plan

     Our 2000 stock option plan was adopted by our board of directors in April 2000 and approved by our stockholders in April 2000. It became effective on the date of this prospectus. A total of 3,000,000 shares of common stock have been reserved for issuance under the plan, together with an annual increase in the number of shares of common stock reserved under the plan beginning on the first day of our fiscal year, commencing January 1, 2001, in an amount equal to the lesser of:

     - 1,200,000 shares of common stock;

     - four percent of our outstanding shares of common stock on the last day of the prior fiscal year; or

     - an amount determined by our board of directors.

     As a result of these annual increases, a maximum of 15,000,000 shares of common stock could be issued over the ten year life of the 2000 stock option plan.

     The plan provides for grants of incentive and nonstatutory stock options to our employees including officers and employee directors and nonstatutory stock options to our consultants including nonemployee directors. At the request of the board of directors, the compensation committee administers the plan and determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability of the shares.

     The term of the options granted under the plan is set forth in the option agreement. However, the term of an option may not exceed ten years and, in the case of an incentive stock option granted to an optionee who owns more than 10% of our outstanding stock at the time of grant, the term of an option may not exceed five years. Options granted under the plan vest and become exercisable as set forth in each option agreement.

     With respect to any optionee who owns more than 10% of our outstanding stock, the exercise price of any stock option granted must be at least 110% of the fair market value on the grant date.

     No incentive stock options may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000. In any fiscal year, we may not grant any employee options to purchase more than 600,000 shares or 900,000 additional shares in the case of an employee's initial employment.

     The 2000 stock option plan will terminate in 2010, unless our board of directors terminates it sooner. As of June 30, 2000, we had granted no options or issued any shares of common stock upon the exercise of options granted under the plan.

  2000 Employee Stock Purchase Plan

     Our 2000 employee stock purchase plan was adopted by our board of directors in April 2000, our stockholders in April 2000 and became effective upon the date of this prospectus. We have reserved a total of 1,500,000 shares of common stock for issuance under the plan, together with an annual increase in the number of shares of common stock reserved under the plan beginning on the first day of our fiscal year commencing January 1, 2001 in an amount equal to the lesser of:

     - 900,000 shares of common stock;

     - three percent of our outstanding common stock on the last day of the prior fiscal year; or

     - an amount determined by our board of directors.

     As a result of these annual increases, a maximum of 10,500,000 shares of common stock could be sold over the ten year life of the plan.

     The plan is administered by the board of directors and is intended to qualify under Section 423 of the Internal Revenue Code. Our employees, including our officers and employee directors but excluding our five percent or greater stockholders, are eligible to participate if they are customarily employed for at least 20 hours per week and for more than five months in any calendar year. The plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed the lesser of 15% of an employee's compensation, defined as Form W-2 compensation plus contributions to our 401(k) plan, or $25,000 per annum.

     The plan will be implemented in a series of overlapping 24 month offering periods, and each offering period consists of four six month purchase periods. The initial offering period under the plan will begin on the date of this prospectus, and the subsequent offering periods will begin on the first trading day on or after February 1 and August 1 of each year. Each participant will be granted an option on the first day of the offering period and the option will be automatically exercised on the date six months later, the end of a purchase period, throughout the offering period. If the fair market value of our common stock on any purchase date is lower than such fair market value on the start date of that offering period at the time the option was granted, then all participants in that offering period will be automatically withdrawn from such offering period and re-enrolled in the immediately following offering period. The purchase price of our common stock under the plan will be 85% of the lesser of the fair market value per share on the start date of the offering period or at the end of the purchase period. Employees may end their participation in an offering period at any time, and their participation ends automatically on termination of employment with our company.

     The plan will terminate in 2010, unless our board of directors terminates it sooner.

  2000 Director Option Plan

     Our 2000 director option plan was adopted by our board of directors in April 2000 and our stockholders in April 2000 and will become effective upon the date of this prospectus. We have reserved a total of 90,000 shares of common stock for issuance under the plan, together with an annual increase in the number of shares of common stock reserved under the plan beginning on the first day of our fiscal year commencing January 1, 2001 equal to the lesser of:

     - 12,000 shares of common stock;

     - 0.2% of the outstanding shares of our common stock on the last day of the prior fiscal year; or

     - an amount determined by the board of directors.

     As a result of these annual increases, a maximum of 210,000 shares of common stock could be issued over the ten year life of the plan.

     The option grants under the plan are automatic and non-discretionary, and the exercise price of the options is 100% of the fair market value of our common stock on the grant date. The initial awards will be exercisable at the initial public offering price.

     The plan provides for an initial grant to a nonemployee director of an option to purchase 12,000 shares of common stock. Subsequent to the initial grants, each nonemployee director will be granted an option to purchase 3,000 shares of common stock at the next meeting of the board of directors following the annual meeting of stockholders, if on the date of the annual meeting, the director has served on the board of directors for at least six months.

     The term of the options granted under the 2000 director option plan is ten years, but the options expire three months following the termination of the optionee's status as a director or twelve months if the termination is due to death or disability. The grants will become exercisable at a rate of one-fourth of the shares on each anniversary of the grant date.

     The plan will terminate in 2010, unless our board of directors terminates it sooner.

LIMITATION, LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that the directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of the fiduciary duties as directors, except liability for any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our certificate of incorporation provides that we may indemnify our directors, officers and employees to the fullest extent permitted by law. Our bylaws provide that we will indemnify our directors and officers, and that we may indemnify our employees and other agents, to the maximum extent and in the manner permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her status in such capacity, regardless of whether Delaware law would permit indemnification.

     We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and officers for expenses, judgments, fines, and settlement amounts incurred by any such person in any action or proceedings arising out of such person's services as our director or executive officer or at our request. We also maintain directors' and officers' liability insurance.

                             PRINCIPAL STOCKHOLDERS

     The following table shows information regarding beneficial ownership of our common stock as of June 30, 2000 and as adjusted to reflect the sale of the common stock in this offering for:

     - each of our directors and named executive officers;

     - all directors and executive officers as a group; and

     - each person known by us to be the beneficial owner of more than five percent of our common stock.

     The following table reflects or gives effect to the following:

     - 1,850,825 shares of common stock outstanding as of June 30, 2000;

     - a one-for-five reverse stock split of our shares of common and preferred stock effective in July 2000;

     - the conversion upon completion of this offering, of:

      - all 16,000,000 outstanding shares of series A convertible preferred stock into an estimated 18,667,286 shares of common stock, which represents the sum of (1) 16,000,000 shares of common stock plus (2) an estimated additional 2,667,286 shares of common stock representing a beneficial conversion feature equal to the quotient of (A) the conversion amount, which was $37.3 million at June 30, 2000 and which includes an amount equal to $0.2167 per share per annum, pro rated based on the number of days elapsed in the year, divided by (B) an assumed initial public offering price of $14.00 per share, and

      - all 1,067,369 outstanding shares of series B convertible preferred stock into 1,067,369 shares of common stock; and

     - the termination of our right to repurchase some of the shares held by employees upon completion of this offering.

     Each person has the sole power to vote or dispose of shares of our common stock, except as described in the footnotes to the table. In computing the number of shares beneficially owned by an individual and the percentage ownership of that individual, shares of common stock subject to options owned by that individual that can be exercised within 60 days of June 30, 2000 are deemed outstanding for that individual, but not for any other persons.

                                                   BEFORE OFFERING                  AFTER OFFERING
                                             ----------------------------    ----------------------------
                                              NUMBER OF                       NUMBER OF
                                              SHARES OF       PERCENT OF      SHARES OF       PERCENT OF
                                                COMMON          COMMON          COMMON          COMMON
                                                STOCK           STOCK           STOCK           STOCK
                                             BENEFICIALLY    BENEFICIALLY    BENEFICIALLY    BENEFICIALLY
         NAME OF BENEFICIAL OWNER               OWNED           OWNED           OWNED           OWNED
         ------------------------            ------------    ------------    ------------    ------------
UBS (USA) Inc.(1)..........................    1,053,369          5.6%         1,053,369          4.2%
  Stamford Branch
  677 Washington Boulevard
  Stamford, Connecticut 06901
Gerald J. Burnett(2).......................    9,136,466         48.3         10,948,787         43.5
  555 Twin Dolphin Drive, Suite 360
  Redwood Shores, California 94065
R. Stephen Heinrichs(3)....................    4,203,025         22.2          4,904,821         19.5
  P.O. Box 7097
  Incline Village, Nevada 89452
William L. Campbell(4).....................      794,153          4.2            924,567          3.7
James P. Hughes(5).........................      300,000          1.6            300,000          1.2
R. Jan Afridi(6)...........................       20,500           .1             20,500           .1
William R. Brody...........................           --           --                 --
David M. Solo..............................           --           --                 --
Executive officers and directors as a group
  (13 persons)(7)..........................   15,373,268         80.3         18,017,799         71.5

-------------------------
(1) UBS (USA) is a wholly owned subsidiary of UBS AG.

(2) Includes 9,113,748 shares of common stock issuable upon conversion of 9,113,748 shares of series A preferred stock as to which Dr. Burnett will have sole voting and investment power as of the effective date of this offering. The number of shares beneficially owned after the offering includes 1,812,321 additional shares of common stock that will become issuable upon conversion of the series A preferred stock in connection with the completion of this offering, at an assumed initial public offering price of $14.00 per share.

(3) Includes 4,192,550 shares of common stock issuable upon conversion of 4,192,550 shares of series A preferred stock as to which Mr. Heinrichs will have sole voting and investment power as of the effective date of this offering. The number of shares beneficially owned after the offering includes 701,796 additional shares of common stock that will become issuable upon conversion of the series A preferred stock in connection with the completion of this offering, at an assumed initial public offering price of $14.00 per share.

(4) Includes 792,175 shares of common stock issuable upon conversion of 792,175 shares of series A preferred stock as to which Mr. Campbell will have sole voting and investment power as of the effective date of this offering. The number of shares beneficially owned after the offering includes 130,414 additional shares of common stock that will become issuable upon conversion of the series A preferred stock in connection with the completion of this offering, at an assumed initial public offering price of $14.00 per share.

(5) Includes options to purchase 60,000 shares of common stock exercisable within 60 days of June 30, 2000.

(6) Includes options to purchase 12,500 shares of common stock exercisable within 60 days of June 30, 2000.

(7) Includes shares of Dr. Burnett, Mr. Heinrichs and Mr. Campbell described in footnotes (2), (3) and (4) above. Also includes options to purchase an aggregate of 110,125 shares of common stock exercisable within 60 days of June 30, 2000.

                           RELATED PARTY TRANSACTIONS

THE REORGANIZATION

     We were founded in Nevada in 1993 as Avistar Systems, Limited Partnership. On December 31, 1997, we converted from a limited partnership into a corporation by transferring all of our assets and liabilities to a Nevada corporation that had been specially formed for that purpose. In exchange, this Nevada corporation issued 16,000,000 shares of series A convertible preferred stock as well as shares of common stock to Avistar Systems Limited Partnership. We reincorporated in Delaware in March 2000. At that time, our founders, Gerald J. Burnett, R. Stephen Heinrichs and William L. Campbell, contributed to us all of the stock of Collaboration Properties, Inc. and VCT, Inc., which they owned approximately in proportion to their relative stockholdings in us, as described in "Principal Stockholders" on page 66. As a result, these two companies became our wholly owned subsidiaries. VCT then merged into Collaboration Properties and we contributed our assets to our operating subsidiary, Avistar Systems Corporation. Prior to the reorganization, Collaboration Properties licensed its intellectual property portfolio to us. The amounts we have paid to Collaboration Properties since 1997 are reflected in our combined and consolidated financial statements as a result of the accounting for the reorganization. In April 2000, we changed our name to Avistar Communications Corporation. Unless otherwise noted below, when we refer to "Avistar," "we," "our" and "us," we mean Avistar Communications Corporation, a Delaware corporation, and our two corporate and limited partnership predecessors.

     In connection with the contribution of Collaboration Properties and VCT we assumed demand notes issued by them to Dr. Burnett, Mr. Campbell and Mr. Heinrichs bearing interest at the rate of 10% per annum. The $2.8 million of principal plus accrued interest under these notes as of June 30, 2000 was $1.9 million in the case of Dr. Burnett, $757,000 in the case of Mr. Heinrichs and $115,000 in the case of Mr. Campbell. We intend to pay off these notes out of the proceeds of this offering.

     In June 2000, all of the series A preferred stock held by Avistar Systems, Limited Partnership, was distributed to our three founders and one other individual, and all of the common stock held by the limited partnership was distributed to our employees, former advisors, and affiliates. These shares represent an amount equal to those shares of class B units in Avistar Systems, Limited Partnership that were owned by the respective individuals before the transfer of assets to the corporation. Prior to this offering, the limited partnership will dissolve.

     On the closing date of this offering, the shares of series A preferred stock automatically convert into an estimated 18,667,286 shares of common stock, which represents the sum of (1) 16,000,000 shares of common stock plus (2) an estimated additional 2,667,286 shares of common stock representing a beneficial conversion feature equal to the quotient of (A) the conversion amount, which was $37.3 million at June 30, 2000 and which includes an amount equal to $0.2167 per share per annum, pro rated based on the number of days elapsed in the year, divided by (B) an assumed initial public offering price of $14.00 per share. See "Principal Stockholders" on page 65 for more information regarding the stockholdings of our founders and "Description of Capital Stock -- Preferred Stock" on page 70 for a description of the series A preferred stock.

TRANSACTIONS WITH UBS WARBURG LLC

     UBS Warburg LLC is an underwriter in this offering. On December 9, 1999, we completed the sale of 1,067,369 shares of series B preferred stock of which 1,053,369 shares were sold to UBS (USA) Inc., an affiliate of UBS Warburg LLC, for $5.3 million. At the request of UBS (USA), we issued the series B preferred to them in two separate series, 918,196 shares of series B-1 preferred and 135,173 shares of series B-2 preferred. See "Description of Capital
Stock -- Preferred Stock" for a description of the terms of our series B preferred stock on page 70. Also in December 1999, Collaboration Properties sold to UBS (USA) a number of shares of preferred stock for $1.1 million that was proportionate to the number of shares UBS (USA) purchased from us. UBS
(USA) contributed the Collaboration Properties stock to us as part of the March 2000 reorganization discussed above. As a result of the reorganization, UBS
(USA) now holds 1,053,369 shares of our series B preferred stock. Upon completion of this offering, these shares will automatically convert into 1,053,369 shares of our common stock.

     Additionally, we granted UBS (USA) the following rights:

     - two demands, submitted by the holders of at least 30% of the series B preferred stock, for registration of the series B preferred stock or the common stock issuable in the event of conversion at any time six months after the effective date of the registration statement that includes this prospectus, unless our board of directors in good faith determines that registration would be seriously detrimental to us or our shareholders; and

     - piggyback registration rights if we propose to register any securities under the Securities Act other than on a Form S-8 or S-4, subject to quantitative limitations imposed by the underwriter if the offering is underwritten.

     Additionally, we agreed to pay expenses in connection with the demand registrations.

     UBS Warburg LLC and its affiliates have purchased systems and services from us in the past and may continue to do so in the future. In 1999, such purchases constituted 23% of our revenue. David M. Solo, one of our directors, was an executive officer of UBS AG, an affiliate of UBS Warburg LLC, during 1999, and is a strategic advisor to UBS AG. Barry McQuain, an employee of UBS Warburg, is a director of our intellectual property subsidiary, Collaboration Properties, Inc. UBS (USA) and its affiliates do not have the right to elect a representative to our board of directors.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

     Dr. Burnett, Mr. Heinrichs and Mr. Campbell are also general partners or controlling shareholders of a number of other entities, including Vicor, Inc., Western Data Systems of Nevada, Inc. and Visionary Corporate Technologies, Inc. Their relative ownership of those entities is generally in proportion to their stockholdings of us, as described in "Principal Stockholders" on page 66. We have entered into various arrangements with some of these entities as described below:

     Notes Payable and Line of Credit. A partnership controlled by Dr. Burnett, and of which Mr. Heinrichs and Mr. Campbell are general partners, has provided debt financing to us and our predecessors. Before Avistar Systems, Limited Partnership contributed its assets to our Nevada corporate predecessor, the limited partnership financed its activities primarily from borrowings from the partnership controlled by Dr. Burnett and from its corporate general partner. As of December 31, 1997, outstanding principal and accrued interest under the notes was $28.7 million, which was capitalized and converted into shares of series A preferred stock as part of the conversion.

     Since December 31, 1997, we have had a line of credit from the partnership controlled by Dr. Burnett and in which Mr. Heinrichs and Mr. Campbell are also general partners, under which we borrowed $9.1 million. As of June 30, 2000, the principal balance plus accrued interest was $9.7 million. Borrowings under the line of credit accrue interest at 10% per annum. The line of credit was originally due on demand, but was extended in connection with the UBS (USA) transaction to the earlier of (1) November 18, 2002 or (2) a liquidating event, including a merger, with any outstanding principal and accrued interest due in full at that time or (3) 180 days after an initial public offering with proceeds of at least $20 million at an offering price of at least $7.50 per share. The line of credit is secured by all of our assets and is subordinate to our line of credit with a commercial lender. Outstanding principal under the notes was $4.9 million at December 31, 1998 and $9.1 million at December 31, 1999, and accrued interest was approximately $260,000 and $106,000, respectively. We now intend to repay the line of credit promptly after completion of this offering. This indebtedness, plus the $2.8 million of demand notes owed to Dr. Burnett, Mr. Heinrichs, and Mr. Campbell, is the total debt due to related parties.

     Transactions with Vicor. We originally acquired our intellectual property from Vicor in August 1997. Vicor is a systems engineering company and was the initial patent applicant for our underlying technology. Prior to that acquisition, Vicor had granted us a nonexclusive worldwide license to use the patents under which we paid royalties of $38,000 in 1997. As a result of that acquisition, we were obligated to make potential residual payments to Vicor. Under the formula, we made no payments in 1997, 1998 or 1999 and we paid Vicor $5,000 to cancel the potential residual royalty obligation in March 2000.

     Effective December 31, 1996, we acquired from Vicor all of the assets relating to Vicor's internet-based e-mail and fax messaging systems. The purchase price for the assets was approximately $601,000 and was paid by the issuance of a promissory note due December 31, 1998, which bore interest at 10% per annum. In February 1999 we paid Vicor an amount of approximately $269,000 representing the then entire outstanding principal and accrued interest.

     Since 1998, we have provided some engineering and consulting services to Vicor. We recognized fees of approximately $214,000 in 1998 and $262,000 in 1999 for those services.

     We sublease space at our Redwood Shores, California headquarters to Vicor. Vicor pays a monthly rent of approximately $11,000 under the sublease. As a result, Vicor paid us approximately $45,000 during 1999. This sublease, which commenced on September 1, 1999, expires on August 31, 2000. Prior to that, we subleased space from Vicor which assumed the lease from Visionary Corporate Technologies at our previous Palo Alto, California headquarters at a cost of approximately $400,000 in 1997, $504,000 in 1998 and $465,000 in 1999.

     Pursuant to an agreement dated January 1, 1996, we granted to Vicor the right to resell to end users certain of our systems purchased from us at a discount. In addition, in the event of a successful sale by us as a result of Vicor's involvement, we agreed to pay to Vicor a referral fee. The agreement had an initial term of one year subject to automatic annual renewals. We paid Vicor approximately $104,000 in 1997. We made no payments in 1998 or 1999, and terminated this agreement, effective in April 1999.

     Western Data Systems Support Services. We operate our own customer support call center. Pursuant to an agreement dated July 1, 1998, with Western Data Systems of Nevada, Inc., which we refer to as WDS, we handle support calls on behalf of WDS in connection with its systems and services. WDS is a supplier of software to the aerospace and defense industries. This call center operates 24 hours a day, seven days a week. Under the terms of this agreement, which had an initial term of one year but which is automatically renewable on an annual basis, we charge WDS for its share of support center costs on a cost plus basis. Additionally, we provide some contract support services to WDS. We received fees of approximately $757,000 in 1997, $618,000 in 1998, $578,000 in 1999 and
$274,000 in the six months ended June 30, 2000 for these services, which were recorded as reductions in our operating expenses in our financial statements.

     Management Services With Visionary. Under the terms of a management agreement, Visionary Corporate Technologies provided business management consulting services to us. Based on a revenue-based formula, we paid approximately $173,000 in 1997. The agreement was terminated in connection with our conversion into a corporation at the end of 1997.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 250,000,000 shares of common stock and, upon closing of the offering, 10,000,000 shares of preferred stock. No other class of capital stock will be authorized.

COMMON STOCK

     Our authorized common stock consists of 250,000,000 shares of common stock, of which 135,173 were designated as non-voting common stock. As of June 30, 2000, there were outstanding 1,850,825 shares of common stock held of record by 34 holders and no shares of non-voting common stock. Upon the closing of this offering, all shares of our existing convertible preferred stock will convert into common stock. At that time, we expect to have 25,185,480 shares of common stock issued and outstanding, based on an assumed initial public offering price of $14.00 per share, and will no longer have any authorized non-voting common stock.

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. At any elections of directors, holders of our common stock will have cumulative voting rights, which means that they would be entitled to a number of votes equal to the number of their shares multiplied by the number of directors to be elected. A stockholder would thus be entitled to cast all of his or her votes for any director or for any two or more as the stockholder would choose. The holders of common stock are entitled to receive dividends when, as, and if declared by the board of directors out of legally available funds. Upon liquidation or dissolution, the holders of common stock will be entitled to share ratably in the assets legally available for the distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no conversion, sinking fund, redemption, preemptive or subscription rights. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that is issued or may be issued in the future.

PREFERRED STOCK

     Upon the closing of this offering, our certificate of incorporation will provide that we may issue up to 10,000,000 shares of preferred stock in one or more series as may be determined by our board of directors who may establish the number of shares to be included in each such series, fix the designation, powers, preferences and relative rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and increase or decrease the number of shares of any such series without any further vote or action by the stockholders. The board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could harm the voting power and other rights of holders of common stock. Preferred stock could be issued quickly with terms designated to delay or prevent a change in our control or to make the removal of management more difficult. This could have the effect of decreasing the market price of the common stock.

     We have outstanding 16,000,000 shares of series A preferred stock. The series A preferred stock has the same voting rights as our common stock. The series A preferred stock is entitled to annual non-cumulative dividends of $0.2167 per share. In addition, it has a liquidation preference of $2.009 per share plus an amount equal to all accrued and declared but unpaid annual dividends of $0.2167 per share. On December 31 of each year starting in 1999, the liquidation preference is increased annually by $0.2167 less the amount of all per share dividends paid during that year. In addition, the series A preferred stock is entitled to conversion rights, including the automatic conversion into common stock in the event of an initial public offering of our securities in which we raise at least $20 million at a price of at least $7.50 per share. On the closing date of this offering, the shares of series A preferred stock automatically convert into an estimated 18,667,286 shares of common stock, which represents the sum of (1) 16,000,000 shares of common stock plus (2) an estimated additional 2,667,286 shares of common stock representing a beneficial conversion feature equal to the quotient of (A) the conversion amount, which was $37.3 million at June 30, 2000 and which includes an amount equal to $0.2167 per share per annum, pro rated based on the number of days elapsed in the year, divided by (B) an assumed initial public offering price of $14.00 per share.

     We have outstanding 932,196 shares of series B-1 preferred stock and 135,173 shares of B-2 preferred stock. The two series are identical in all respects, except that the series B-1 preferred stock has the same voting rights as our common stock while the B-2 has no voting rights and is convertible into our common stock or our non-voting common stock. When we refer to the series B preferred stock, we mean both the series B-1 and the series B-2 preferred stock. The series B preferred stock is entitled to annual non-cumulative dividends, prior and in preference to the series A preferred stock, of $0.40 per share. In addition, it has a liquidation preference of $5.00 per share prior to the series A preferred stock. The series B preferred stock is entitled to conversion rights, including the conversion at any time into a number of shares of common stock determined by dividing the series B preferred stock issuance price of $5.00 by the series B preferred stock conversion price of $5.00, subject to adjustments. The series B preferred stock converts automatically into common stock in the event of an initial public offering of our securities in which we raise no less than $20 million at a price of at least $7.50 per share.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Some of the provisions of our certificate of incorporation and bylaws, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt that might result in payment of a premium over the market price for shares held by stockholders.

     Size of Board. Our bylaws provide that the number of members of our board of directors will be not less than four and not more than six. The number of directors is currently five. As a result, the size of the board of directors cannot be changed outside of that range except by amending the certificate of incorporation or the bylaws with the approval of a majority of the voting power.

     Preferred Stock. Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock, and to determine the terms of that series at the time of issuance. See "-- Preferred Stock" above.

     Special Meetings of Stockholders. Our bylaws provide that a special meeting of stockholders may only be called by any of the following, subject to compliance with specified procedures:

     - the board of directors;

     - our president;

     - our chairman of the board;

     - our chief executive officer; and

     - by one or more stockholders holding 10% or more of our voting power.

     Advance Notice Requirements. Our bylaws require that stockholders give advance notice to one of our specified officers of any nominations for director or other business to be brought by stockholders at any meeting of stockholders and comply with procedural requirements specified in our bylaws.

     Business Combinations. Section 203 of the Delaware General Corporation Law provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation may not engage in any business combinations, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

     - before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or

     - on or after such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

     Except as otherwise specified in Section 203 of the Delaware General Corporation Law, an interested stockholder is generally defined to include:

     - any person that owns or did own, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the date of determination; and

     - the affiliates and associates of any such person.

     Under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203 of the Delaware General Corporation Law. However, Dr. Burnett, Mr. Heinrichs and their associates are excluded from the definition of "interested stockholder" pursuant to the terms of Section 203 of the Delaware General Corporation Law. The provisions of Section 203 of the Delaware General Corporation Law may encourage persons interested in acquiring us to negotiate in advance with the board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in their best interests.

CALIFORNIA FOREIGN CORPORATION LAW

     Section 2115 of the California Corporations Code provides that under some circumstances several provisions of the California Corporations Code may be applied to foreign corporations qualified to do business in California, notwithstanding the law of the jurisdiction where the corporation is incorporated. These corporations are referred to in this prospectus as "quasi-California" corporations. Section 2115 applies to foreign corporations that have more than half of their voting stock held by stockholders residing in California and more than half of their business deriving from California, measured on or after the 135th day of the corporation's fiscal year. We believe that we would currently be deemed a quasi-California corporation and therefore, we have to comply with California law with respect to, among other things, elections of directors and distributions to stockholders. Under the California Corporations Code, a corporation is prohibited from paying dividends unless:

     - the retained earnings of the corporation immediately prior to the distribution equal or exceed the amount of the proposed distribution; or

     - (a) the assets of the corporation, exclusive of specific non-tangible assets, equal or exceed 1 1/4 times its liabilities, exclusive of specific liabilities; and

     - (b) the current assets of the corporation at least equal its current liabilities. If the average pre-tax net earnings of the corporation before interest expense for the two years preceding the distribution were less than the average interest expense of the corporation for those years, however, the current assets of the corporation must exceed 1 1/4 times its current liabilities.

     Following this offering, we would be exempt from the application of Section 2115 if more than half of our voting stock is held by stockholders with residences outside of California or our voting stock is held by more than 800 stockholders of record.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of our common stock is EquiServe Trust Company, 150 Royall Street, Canton, Massachusetts 02021. Its telephone number is
(781) 575-3400.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the offering, we will have outstanding 25,185,480 shares of common stock, or 25,725,480 shares if the underwriters over-allotment option is exercised in full, based on an assumed initial public offering price of $14.00 per share. Of these shares, all 3,600,000 shares sold in this offering, or 4,140,000 shares if the underwriters' over-allotment option is exercised in full, will be freely tradable without restriction or further registration under the Securities Act except for any shares purchased by an "affiliate," which will be subject to the limitations of Rule 144 of the Securities Act. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. The remaining outstanding shares of common stock will be "restricted securities" as defined in Rule 144 and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including exemptions provided by Rule 144. In addition, we and our officers and directors, and other holders of all or substantially all of our existing outstanding shares have agreed not to offer, sell, contract to sell or otherwise dispose of any common stock or any securities convertible into or exchangeable for common stock for a period of 180 days after the effective date of the registration statement that includes this prospectus without the prior written consent of Chase Securities Inc. Immediately following this offering, the existing stockholders will own 21,585,000 restricted shares, based on an assumed initial public offering price of $14.00 per share, representing approximately 85.7% of the then outstanding shares of common stock (83.9% if the underwriters' over-allotment option is exercised in full). Our executive officers and directors will own 18,017,799 shares, based on an assumed initial public offering price of $14.00 per share.

RULE 144

     In general, under Rule 144, beginning 90 days after the effective date of the registration statement that includes this prospectus, a person who has beneficially owned restricted shares for at least one year, including persons who are affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the then outstanding shares of our common stock, which would be approximately 251,854 shares immediately after this offering, based on an assumed initial public offering price of $14.00 per share; or

     - the reported average weekly trading volume of our common stock during the four calendar weeks preceding a sale by such person.

     Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information.

RULE 144(k)

     Under Rule 144(k), a person who has not been one of our affiliates during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is free to sell such shares without regard to the volume, manner-of-sale or other limitations contained in Rule 144. Except as restricted by the lock-up described above, upon completion of this offering, holders of 996,958 shares of our common stock will be eligible to freely sell those shares under Rule 144(k).

     Prior to this offering, there has been no public market for our common stock and we can make no predictions about the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, may cause the market price of our common stock to decline.

REGISTRATION RIGHTS

     Under the terms of an agreement with the holders of the series B convertible preferred stock, 180 days after the effective date of the registration statement of which this prospectus forms a part, the holders will be entitled to demand the registration of their 1,067,369 shares of common stock. We are required to effect up to two registrations for the holders pursuant to this demand right. In addition, after the closing of this offering, the holders will be entitled to piggyback registration rights with respect to the registration of their shares. If we propose to register any securities under the Securities Act other than on a Form S-8 or S-4, the holders are entitled to include their shares in the registration subject to quantitative limitations imposed by any underwriters. We have agreed to pay the holders' expenses, except underwriting discounts and selling commissions, in connection with the demand registrations. Registration of any of the shares of our common stock held by the holders would result in such shares becoming freely tradeable without restriction under the Securities Act immediately upon effectiveness of such registration.

OPTIONS

     As of June 30, 2000, options to purchase 2,190,050 shares of our common stock were outstanding. We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock reserved for issuance under our stock option and stock purchase plans. The filing of this registration statement will allow these shares, other than those held by members of management who are deemed to be affiliates, to be eligible for resale without restriction, subject to the lock-up period related to this offering, or further registration upon issuance to participants. After the effective date of the registration statement on Form S-8 and, if applicable, the expiration of the lock-up period related to this offering, shares purchased upon exercise of options granted pursuant to the stock option plan, generally will be available for resale in the public market by non-affiliates without restriction. Sales by our affiliates of shares registered on this registration statement are subject to all of the Rule 144 restrictions except for the one-year minimum holding period requirement.

     In addition to possibly being able to sell option shares without restriction under a Form S-8 registration statement when effective, persons other than our affiliates are allowed under Rule 701 under the Securities Act to sell shares of our common stock issued upon exercise of stock options beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144 and to the lock-up period related to this offering. Our affiliates may also begin selling option shares beginning 90 days after the date of this prospectus but are subject to all of the Rule 144 restrictions except for the one-year holding period requirement and for the 180 day lock-up period related to this offering.

                MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a discussion of the material United States federal income tax and estate tax consequences relating to the purchase, ownership and disposition of the common stock applicable to non-U.S. holders. For purposes of this discussion, we refer to the Internal Revenue Code of 1986, as amended, as the Code and the Internal Revenue Service as the IRS.

     This summary:

     - is based on the provisions of the Code, the existing or proposed Treasury regulations, administrative pronouncements, and judicial authority, all of which are subject to change, possibly on a retroactive basis;

     - deals only with non-U.S. holders that will hold the common stock as capital assets within the meaning of Section 1221 of the Code;

     - does not purport to be a complete analysis of all the potential tax consequences that may be material to a non-U.S. holder based on his or her particular tax situation; and

     - does not address tax consequences applicable to non-U.S. holders that may be subject to special tax rules, such as banks, tax-exempt organizations, pension funds, insurance companies, dealers in securities or foreign currencies or persons that will hold the notes as a position in a hedging transaction, straddle or conversion transaction for tax purposes, or persons that have a functional currency other than the U.S. dollar.

     We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and the IRS may not agree with those statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This discussion does not consider the effect of any applicable state, local, foreign or other tax laws.

     The following summary does not discuss all aspects of United States federal income taxation that may be relevant to a holder of shares of common stock in light of a holder's particular circumstances and income tax situation. Prospective holders should consult their own tax advisors as to the specific tax consequences to them of the purchase, ownership and disposition of common stock, including the application and effect of state, local, foreign and other tax laws.

     When we refer to non-U.S. holder, we mean a beneficial owner of common stock that for United States federal income tax purposes, is other than:

     - a citizen or resident of the United States;

     - a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

     - an estate the income of which is subject to United States federal income taxation regardless of its source; or

     - a trust that is subject to the primary supervision of a United States court and to the control of one or more United States persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

TAXATION OF DIVIDENDS AND DISPOSITIONS

     Dividends on Common Stock. Subject to the discussion below, dividends, if any, paid to a non-U.S. holder generally will be subject to United States withholding tax at a 30% rate, or a lower rate as may be prescribed by an applicable tax treaty, unless the dividends are effectively connected with a trade or business of the non-U.S. holder within the United States. Dividends effectively connected with such trade or business generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS reporting requirements and generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits, at a 30% rate or a lower rate as may be prescribed by an applicable tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to branch profits tax, they will not be subject to United States withholding tax if the non-U.S. holder delivers a properly executed IRS Form 4224 to the payor.

     Under currently effective Treasury regulations, dividends paid on or before December 31, 2000 to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding tax, absent knowledge that such presumption is not warranted. Under interpretations of currently effective Treasury regulations, the same presumption applies to determine the applicability of a reduced rate of withholding under a tax treaty. Thus, non-U.S. holders receiving dividends at addresses outside the United States currently are not required to file tax forms to obtain the benefit of reduced withholding at an applicable treaty rate.

     Treasury regulations that became effective for dividends paid after December 31, 2000, however, generally provide that the status of a payee as a non-U.S. holder will be made based upon a withholding certificate. In addition, these Treasury regulations establish certain presumptions, which differ from those discussed above, upon which we generally may rely to determine whether, in the absence of certain documentation, a holder should be treated as a non-U.S. holder for purposes of the 30% withholding tax described above. The presumptions would not apply for purposes of granting a reduced rate of withholding under a tax treaty. Under the Treasury regulations, to obtain a reduced rate of withholding under a tax treaty, a non-U.S. holder generally will be required to satisfy applicable certification and other requirements. In addition, under these Treasury regulations, in the case of common stock held by a foreign partnership, the certification requirement generally would be applied to the partners of the partnership, unless the partnership agrees to become a "withholding foreign partnership", and the partnership would be required to provide certain information, including a United States taxpayer identification number. These Treasury regulations also provide look-through rules for tiered partnerships.

     Dispositions of Common Stock. Generally, a non-U.S. holder will not be subject to United States federal income tax with respect to gain realized upon the disposition of such holder's shares of common stock unless:

     - the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

     - such gain is effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by the non-U.S. holder;

     - the non-U.S. holder is subject to Code provisions applicable to certain U.S. expatriates; or

     - we are or have been a "United States real property holding corporation" for federal income tax purposes and, assuming that the common stock is deemed to be "regularly traded on an established securities market," the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of the common stock.

     We believe we are not currently, and do not anticipate becoming, a "United States real property holding corporation" for United States federal income tax purposes.

     Special rules may apply to certain non-U.S. holders, such as "controlled foreign corporations", "passive foreign investment companies", "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. This information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

     Information reporting requirements and backup withholding requirements will not apply to any payment of the proceeds received on the sale of the common stock that is effected outside the United States by a foreign office of a broker, unless such broker is:

     - a United States person;

     - a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

     - a controlled foreign corporation for United States federal income tax purposes; or

     - after December 31, 2000, a foreign partnership more than 50% of the capital or profits of which is owned by one or more United States persons or which engages in a United States trade or business.

     Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described above in the preceding sentence will not be subject to backup withholding tax but will be subject to information reporting requirements, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes as exemption. Payment of the proceeds of any such sale to or through a United States office of a broker is subject to both information reporting and backup withholding requirements, unless the beneficial owner of the common stock certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

     If paid to an address outside the United States, dividends on common stock held by a non-U.S. holder generally will not be subject to the information reporting and backup withholding requirements described in this section, provided that the payor does not have actual knowledge that the holder is a United States person. Under Treasury regulations effective with respect to payments made after December 31, 2000, however, dividend payments will be subject to information reporting and backup withholding at a rate of 31% unless applicable certification requirements are satisfied.

     Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.

                                  UNDERWRITING

     Chase Securities Inc., UBS Warburg LLC and Wit SoundView Corporation are the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, have severally agreed to purchase from us the following respective numbers of shares of common stock.

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Chase Securities Inc. ......................................
UBS Warburg LLC.............................................
Wit SoundView Corporation...................................

                                                              ---------
Total.......................................................  3,600,000
                                                              =========

     The underwriting agreement provides that the obligations of the underwriters are subject to conditions precedent, including the absence of any material adverse change in our business and the receipt of various certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are committed to purchase all of the shares offered by us if they purchase any shares.

     The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                     UNDERWRITING DISCOUNTS AND COMMISSIONS

                                              WITHOUT             WITH
                                           OVER-ALLOTMENT    OVER-ALLOTMENT
                                              EXERCISE          EXERCISE
                                           --------------    --------------
Per Share................................    $                 $
Total....................................    $                 $

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.4 million.

     The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and
to various dealers at that price less a concession not in excess of $     per
share. The underwriters may allow and such dealers may re-allow a concession not
in excess of $     per share to various other dealers. If all of the shares are not sold at the initial public offering price, the representatives may change the offering price and other selling terms.

     We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 540,000 additional shares of common stock at the initial public offering price, less the underwriting discount set forth on the cover page of the prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of these option shares which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to this option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of shares of common stock in this offering.

     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We have agreed to indemnify the underwriters against liabilities specified in the underwriting agreement, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

     Our officers and directors and all or substantially all of our stockholders have agreed that they will not, without the prior written consent of Chase Securities Inc., which will not be unreasonably withheld, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock or securities exchangeable for or convertible into shares of our common stock owned by them or any other rights to purchase or acquire our common stock for a period of 180 days following the effective date of the registration statement that includes this prospectus. We have agreed that we will not, without the prior written consent of Chase Securities Inc., directly or indirectly, offer, sell, contract to sell, make any short sale, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of our capital stock, or any securities exchangeable or exercisable for or convertible into or any rights to purchase or acquire shares of our capital stock for a period of 180 days following the date of this prospectus, except that we may issue shares in connection with acquisitions, may issue shares upon the exercise of options granted prior to the date of this prospectus and may grant additional options or sell additional shares under our stock option or stock purchase plans. Without the prior written consent of Chase Securities Inc., any additional options granted shall not be exercisable during this 180-day period unless the holders shall have executed an agreement substantially to the effect of the agreement described in the first sentence of this paragraph.

     Our common stock has been approved for quotation on the Nasdaq National Market under the symbol AVSR.

     In connection with this offering, the underwriters may effect transactions that could have the effect of raising or maintaining, or preventing or retarding a decline in, the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     In particular, the underwriters may make short sales of our shares and may purchase our shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

     In addition, an underwriter may enter a stabilizing bid in connection with the offering, which is the placing of any bid or effecting of any purchase, for the purposes of pegging, fixing or maintaining the price of the shares. The underwriters may also impose penalty bids, which permit them to reclaim the selling concession from a syndicate member when shares sold by the syndicate member are purchased in syndicate covering transactions. Any stabilizing, if commenced, may be discontinued at any time.

     The underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority that exceed 5% of the total number of shares of common stock offered by them.

     Prior to this offering, there has been no public market for our shares. The initial public offering price for the shares will be determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering will be prevailing market and economic conditions, our revenue, the prospects for our future earnings, market valuations of other companies engaged in activities similar to our business operations and our management. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

     Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

     - the Public Offers of Securities Regulations 1995 (as amended),

     - the Financial Services Act 1986, and

     - the Financial Services Act 1986 (Investment Advertisements)(Exemptions) Order 1996 (as amended).

     Neither we nor any underwriter has taken or will take any action in any jurisdiction other than the United States that would permit a public offering of the shares or possession or distribution of a prospectus in any jurisdiction where such action is required to make a public offering. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

     At our request, the underwriters have reserved up to 180,000 shares of common stock for sale at the initial public offering price to our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced if such persons purchase the reserved shares. Any reserved shares which are not so purchased may be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

     A prospectus in electronic format will be made available on the Websites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to the underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Wit Capital Corporation is an online broker/dealer that may receive an allocation of shares of common stock through its affiliate Wit SoundView Corporation.

     In the ordinary course of business, Chase Securities Inc., UBS Warburg LLC and their affiliates have purchased, and may in the future purchase, products and services from us. UBS (USA) Inc., an affiliate of UBS Warburg LLC owns approximately 5.6% of our existing share capital as of June 30, 2000. David M. Solo, one of our directors, was an executive officer during 1998 and 1999 of UBS AG, the parent of UBS Warburg LLC, and is an advisor to UBS AG. In addition, Barry McQuain, an employee of UBS Warburg, is a director of our intellectual property subsidiary, Collaboration Properties, Inc.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered in the offering will be passed upon for us by Bryan Cave LLP, Santa Monica, California, and for the underwriters by Simpson Thacher & Bartlett, Los Angeles, California.

                                    EXPERTS

     The combined financial statements and schedule as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, included in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-1, of which this prospectus is a part, with the Securities and Exchange Commission under the Securities Act with respect to the common stock offered in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted as permitted by the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits thereto, copies of which may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the registration statement may be obtained at prescribed rates from the Commission. The Commission maintains a Website on the internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the Commission. Such periodic reports, proxy and information statements and other information will be available for inspection and copying at the regional offices, public reference facilities and Website of the Commission referred to above.

     We intend to furnish our stockholders with annual reports containing audited financial statements and an opinion thereon expressed by independent certified public accountants. We also intend to furnish other reports as we may determine or as required by law.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Combined Balance Sheets as of December 31, 1998 and 1999 and
  Consolidated Balance Sheet as of June 30, 2000
  (unaudited)...............................................  F-3
Combined Statements of Operations for each of the three
  years in the period ended December 31, 1999, and the six
  months ended June 30, 1999 (unaudited) and the
  Consolidated Statement of Operations for the six months
  ended June 30, 2000 (unaudited)...........................  F-4
Combined Statements of Stockholders' Deficit for each of the three years in the period ended December 31, 1999, and for the six months ended June 30, 1999 (unaudited), and the
  Consolidated Statement of Stockholders' Deficit for the
  six months ended June 30, 2000 (unaudited)................  F-5
Combined Statements of Cash Flows for each of the three
  years in the period ended December 31, 1999, and for the
  six months ended June 30, 1999 (unaudited), and the
  Consolidated Statement of Cash Flows for the six months
  ended June 30, 2000 (unaudited)...........................  F-6
Notes to the Combined Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Avistar Communications Corporation and affiliates:

     We have audited the accompanying combined balance sheets of Avistar Communications Corporation (a Delaware corporation, formerly known as Avistar Systems Corporation) and affiliates identified in Note 1 as of December 31, 1999 and 1998, and the accompanying combined statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Avistar Communications Corporation and affiliates as of December 31, 1999 and 1998, and the combined results of their operations and their cash flows for each of the three years in the period ending December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

San Jose, California
June 9, 2000

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                            COMBINED BALANCE SHEETS
 AS OF DECEMBER 31, 1998 AND 1999 AND CONSOLIDATED BALANCE SHEET AS OF JUNE 30,
                                2000 (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                               JUNE 30, 2000
                                                                                                 PRO FORMA
                                                                DECEMBER 31,                  LIABILITIES AND
                                                             ------------------   JUNE 30,     STOCKHOLDERS'
                                                              1998       1999       2000      DEFICIT (NOTE 7)
                                                             -------   --------   --------    ----------------
                                                                                          (UNAUDITED)
ASSETS:
  Current assets
    Cash and cash equivalents..............................  $   139   $  6,232   $  7,285
    Accounts receivable, net of allowance for doubtful
      accounts of $272, $240 and $240, respectively........    1,291      2,041      2,627
    Inventories, including inventory shipped to customer
      sites, not yet installed of $169, $818, and $738,
      respectively.........................................      896      1,589      2,387
    Prepaid expenses and other current assets..............       18        124        950
                                                             -------   --------   --------
         Total current assets..............................    2,344      9,986     13,249
  Property and equipment, net..............................      385        219        136
  Other assets.............................................       39        318        310
                                                             -------   --------   --------
         Total assets......................................  $ 2,768   $ 10,523   $ 13,695
                                                             =======   ========   ========
LIABILITIES AND STOCKHOLDERS' DEFICIT:
  Current liabilities
    Line of credit.........................................  $    --   $  1,998   $  2,573        $  2,573
    Notes payable and accrued interest due to related
      parties..............................................    1,300      2,533      2,829          12,473
    Accounts payable.......................................    1,030      1,157      2,083           2,083
    Deferred revenue.......................................    1,510      1,313      3,407           3,427
    Accrued liabilities and other..........................    1,385      1,329      1,704           1,704
                                                             -------   --------   --------        --------
         Total current liabilities.........................    5,225      8,330     12,616          22,260
  Notes payable and accrued interest due to related
    parties, net...........................................    5,152      9,190      9,644              --
                                                             -------   --------   --------        --------
         Total liabilities.................................   10,517     17,520     22,260          22,260
                                                             -------   --------   --------        --------
  Stockholders' deficit:
    Convertible preferred stock, $0.001 per share par
      value; aggregate liquidation preference of $41,812
      (unaudited) at June 30, 2000:
      Authorized at June 30, 2000 -- 86,000,000 (unaudited)
      Issued and outstanding -- 16,000,000 shares,
      17,067,369 shares, 17,067,369 shares (unaudited) at
      December 31, 1998, 1999 and June 30, 2000,
      respectively; no shares issued and outstanding pro
      forma................................................       16         17         17              --
    Common stock, $0.001 par value; 25,000,000, 25,000,000
      and 250,000,000 (unaudited) shares authorized at
      December 31, 1998 and 1999, and June 30, 2000,
      respectively, 2,802,200, 2,818,950 and 2,994,450
      (unaudited) shares issued at December 31, 1998 and
      1999, and June 30, 2000, respectively; and 22,729,105
      shares outstanding pro forma.........................        3          3          3              23
    Treasury common stock, 985,250, 1,139,625 and 1,143,625
      (unaudited) shares, at cost, at December 31, 1998 and
      1999, and June 30, 2000, respectively................       (1)        (1)        (1)             (1)
    Additional paid-in-capital.............................      220      9,265     11,137          48,476
    Deferred stock compensation............................       --     (2,084)    (2,746)         (2,746)
    Accumulated deficit....................................   (7,847)   (14,197)   (16,975)        (54,317)
                                                             -------   --------   --------        --------
         Total stockholders' deficit.......................   (7,609)    (6,997)    (8,565)         (8,565)
                                                             -------   --------   --------        --------
         Total liabilities and stockholders' deficit.......  $ 2,768   $ 10,523   $ 13,695        $ 13,695
                                                             =======   ========   ========        ========

The accompanying notes are an integral part of these financial statements.

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                       COMBINED STATEMENTS OF OPERATIONS
         FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999, AND THE
               SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED) AND THE
  CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,               JUNE 30,
                                            ----------------------------------    -------------------
                                               1997         1998        1999       1999        2000
                                            -----------    -------    --------    -------    --------
                                            PREDECESSOR                               (UNAUDITED)
                                              ENTITY
Revenue:
  Products................................    $ 3,196      $ 3,342    $  6,146    $ 2,761    $  7,081
  Services, maintenance and support.......      1,861        1,786       3,227      1,382       2,170
                                              -------      -------    --------    -------    --------
          Total revenue...................      5,057        5,128       9,373      4,143       9,251
                                              -------      -------    --------    -------    --------
Cost of revenue:
  Products................................      2,661        1,959       3,190      1,640       3,272
  Services, maintenance and support.......      2,354        1,443       1,697        844       1,054
                                              -------      -------    --------    -------    --------
          Total cost of revenue...........      5,015        3,402       4,887      2,484       4,326
                                              -------      -------    --------    -------    --------
          Gross margin....................         42        1,726       4,486      1,659       4,925
                                              -------      -------    --------    -------    --------
Operating expenses:
  Research and development................      3,347        3,348       2,718      1,259       1,791
  Sales and marketing.....................      2,513        3,152       3,649      1,743       2,349
  General and administrative..............      1,182        2,289       2,872      1,294       1,779
  Amortization of deferred stock
     compensation*........................         --           --         618         --       1,168
                                              -------      -------    --------    -------    --------
          Total operating expenses........      7,042        8,789       9,857      4,296       7,087
                                              -------      -------    --------    -------    --------
          Loss from operations............     (7,000)      (7,063)     (5,371)    (2,637)     (2,162)
                                              -------      -------    --------    -------    --------
Other income (expenses)
  Interest expense........................     (2,394)        (276)       (972)      (331)       (725)
  Interest income.........................          1            1          54          3         114
  Other, net..............................       (288)        (286)        (40)        (2)         --
                                              -------      -------    --------    -------    --------
          Total other expense, net........     (2,681)        (561)       (958)      (330)       (611)
                                              -------      -------    --------    -------    --------
          Loss before provision for income
            taxes.........................     (9,681)      (7,624)     (6,329)    (2,967)     (2,773)
Provision for income taxes................         22           17          21         --           5
                                              -------      -------    --------    -------    --------
          Net loss........................    $(9,703)     $(7,641)   $ (6,350)   $(2,967)   $ (2,778)
                                              =======      =======    ========    =======    ========
Net loss per share -- basic and diluted...                 $(86.83)   $ (54.27)   $(26.49)   $ (12.40)
                                                           =======    ========    =======    ========
Shares used in computing basic and diluted
  net loss per share......................                      88         117        112         224
                                                           =======    ========    =======    ========
  Pro forma net loss attributable to
     common stockholders (see Note 10)....                            $(41,958)              $(40,120)
  Pro forma net loss per share -- basic
     and diluted..........................                            $  (2.24)              $  (2.01)
                                                                      ========               ========
Shares used in computing pro forma net
  loss per share -- basic and diluted.....                              18,728                 19,958
                                                                      ========               ========

---------------

*Amortization of deferred stock compensation
  excluded from the following expenses:
     Cost of revenue........................                            $   146         --    $   165
     Research and development...............                                143         --        146
     Sales and marketing....................                                303         --        827
     General and administrative.............                                 26         --         30

The accompanying notes are an integral part of these financial statements.

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                  COMBINED STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 1997, 1998 AND 1999, AND THE CONSOLIDATED STATEMENT
                            OF STOCKHOLDER'S DEFICIT
               FOR THE SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                      CONVERTIBLE
                                                    PREFERRED STOCK        COMMON STOCK         TREASURY STOCK     ADDITIONAL
                                                  -------------------   -------------------   ------------------    PAID-IN
                                                    SHARES     AMOUNT     SHARES     AMOUNT    SHARES     AMOUNT    CAPITAL
                                                  ----------   ------   ----------   ------   ---------   ------   ----------
Balance, December 31, 1997......................  16,000,000    $16      2,171,400    $ 2            --    $--      $   223
  Issuance of common stock pursuant to exercise
    of stock options............................          --     --        630,800      1            --     --            1
  Repurchase of common stock upon employee
    terminations................................          --     --             --     --        24,000     --           --
  Repurchase of common stock from Avistar
    Systems, Limited Partnership................          --     --             --     --       961,250     (1)          (4)
  Net loss......................................          --     --             --     --            --     --           --
                                                  ----------    ---     ----------    ---     ---------    ---      -------
Balance, December 31, 1998......................  16,000,000     16      2,802,200      3       985,250     (1)         220
  Issuance of Series B Convertible Preferred
    Stock for cash..............................   1,067,369      1             --     --            --     --        6,380
  Costs associated with issuance of Series B
    Convertible Preferred Stock.................          --     --             --     --            --     --          (41)
  Issuance of common stock pursuant to exercise
    of stock options............................          --     --         16,750     --            --     --            5
  Repurchase of common stock upon employee
    terminations................................          --     --             --     --        50,000     --           --
  Deferred stock compensation...................          --     --             --     --            --     --        2,702
  Amortization of deferred stock compensation...          --     --             --     --            --     --           --
  Repurchase of common stock from Avistar
    Systems, Limited Partnership................          --     --             --     --       104,375     --           (1)
  Net loss......................................          --     --             --     --            --     --           --
                                                  ----------    ---     ----------    ---     ---------    ---      -------
Balance, December 31, 1999......................  17,067,369     17      2,818,950      3     1,139,625     (1)       9,265
  Issuance of common stock pursuant to exercise
    of stock options (unaudited)................          --     --        175,500     --            --     --           42
  Repurchase of common stock upon employee
    termination (unaudited).....................          --     --             --     --         4,000     --           --
  Deferred stock compensation (unaudited).......          --     --             --     --            --     --        1,830
  Amortization of deferred stock compensation
    (unaudited).................................          --     --             --     --            --     --           --
  Net loss (unaudited)..........................          --     --             --     --            --     --           --
                                                  ----------    ---     ----------    ---     ---------    ---      -------
Balance, June 30, 2000 (unaudited)..............  17,067,369    $17      2,994,450    $ 3     1,143,625    $(1)     $11,137
                                                  ==========    ===     ==========    ===     =========    ===      =======


                                                    DEFERRED                       TOTAL
                                                     STOCK       ACCUMULATED   STOCKHOLDERS'
                                                  COMPENSATION     DEFICIT        EQUITY
                                                  ------------   -----------   -------------
Balance, December 31, 1997......................    $    --       $   (206)       $    35
  Issuance of common stock pursuant to exercise
    of stock options............................         --             --              2
  Repurchase of common stock upon employee
    terminations................................         --             --             --
  Repurchase of common stock from Avistar
    Systems, Limited Partnership................         --             --             (5)
  Net loss......................................         --         (7,641)        (7,641)
                                                    -------       --------        -------
Balance, December 31, 1998......................         --         (7,847)        (7,609)
  Issuance of Series B Convertible Preferred
    Stock for cash..............................         --             --          6,381
  Costs associated with issuance of Series B
    Convertible Preferred Stock.................         --             --            (41)
  Issuance of common stock pursuant to exercise
    of stock options............................         --             --              5
  Repurchase of common stock upon employee
    terminations................................         --             --
  Deferred stock compensation...................     (2,702)            --             --
  Amortization of deferred stock compensation...        618             --            618
  Repurchase of common stock from Avistar
    Systems, Limited Partnership................         --             --             (1)
  Net loss......................................         --         (6,350)        (6,350)
                                                    -------       --------        -------
Balance, December 31, 1999......................     (2,084)       (14,197)        (6,997)
  Issuance of common stock pursuant to exercise
    of stock options (unaudited)................         --             --             42
  Repurchase of common stock upon employee
    termination (unaudited).....................         --             --             --
  Deferred stock compensation (unaudited).......     (1,830)            --             --
  Amortization of deferred stock compensation
    (unaudited).................................      1,168             --          1,168
  Net loss (unaudited)..........................         --         (2,778)        (2,778)
                                                    -------       --------        -------
Balance, June 30, 2000 (unaudited)..............    $(2,746)      $(16,975)       $(8,565)
                                                    =======       ========        =======

   The accompanying notes are an integral part of these financial statements.

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                       COMBINED STATEMENTS OF CASH FLOWS
  FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999, AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED), AND THE CONSOLIDATED STATEMENT OF CASH FLOWS
               FOR THE SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                                SIX MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,           JUNE 30,
                                                              -------------------------------   -----------------
                                                                 1997        1998      1999      1999      2000
                                                              -----------   -------   -------   -------   -------
                                                              PREDECESSOR                          (UNAUDITED)
                                                                ENTITY
Cash Flows from Operating Activities:
  Net loss..................................................    $(9,703)    $(7,641)  $(6,350)  $(2,967)  $(2,778)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
    Depreciation............................................        502         425       248       127        83
    Loss on disposal of fixed assets........................         --          --        24        --        --
    Amortization of goodwill................................        261         261        --        --        --
    Amortization of stock compensation expense..............        150          --       618        --     1,168
    Allowance for doubtful accounts.........................         17          25       (32)      (32)       --
    Changes in current assets and liabilities:
       Accounts receivable..................................     (1,476)        695      (718)     (265)     (586)
       Inventories..........................................       (320)        436      (693)       90      (798)
       Prepaid expenses and other current assets............         79          12      (106)     (205)     (826)
       Other assets.........................................        (25)         12      (279)      (44)        8
       Accounts payable.....................................        544        (124)      127      (381)      926
       Accrued interest.....................................      2,393           9       105       363       775
       Deferred revenue.....................................        581         303      (197)      158     2,114
       Accrued liabilities and other........................        417         (94)      (56)      (80)      375
                                                                -------     -------   -------   -------   -------
  Net cash (used in) provided by operating activities.......     (6,580)     (5,681)   (7,309)   (3,236)      461
                                                                -------     -------   -------   -------   -------
Cash Flows from Investing Activities:
  Purchase of property and equipment........................       (483)       (175)     (106)      (34)       --
                                                                -------     -------   -------   -------   -------
Cash Flows from Financing Activities:
  Net borrowings (payments) under line of credit............         --          --     1,998        --       550
  Payments on notes payable to related parties..............        (42)       (200)     (269)     (269)       --
  Borrowings from related parties...........................      7,063       6,183     5,435     3,445        --
  Proceeds from issuance of partnership units...............         25          --        --        --        --
  Proceeds from issuance of common stock....................         --           2         5        --        42
  Proceeds from issuance of Series B preferred stock........         --          --     6,381        --        --
  Offering costs incurred in conjunction with issuance of
    Series B preferred stock................................         --          --       (41)       --        --
  Repurchase of common stock from employees and the
    Partnership.............................................         --          (5)       (1)       --        --
                                                                -------     -------   -------   -------   -------
  Net cash provided by financing activities.................      7,046       5,980    13,508     3,176       592
                                                                -------     -------   -------   -------   -------
  Net increase (decrease) in cash and cash equivalents......        (17)        124     6,093       (94)    1,053
  Cash and cash equivalents, beginning of period............         32          15       139       139     6,232
                                                                -------     -------   -------   -------   -------
  Cash and cash equivalents, end of period..................    $    15     $   139   $ 6,232   $    45   $ 7,285
                                                                =======     =======   =======   =======   =======
Supplemental Cash Flow Information:
  Cash paid for income taxes................................    $     6     $    17   $    21   $    --   $    --
                                                                =======     =======   =======   =======   =======
  Cash paid for interest....................................    $    --     $    --   $    84   $    --   $    16
                                                                =======     =======   =======   =======   =======
  Cancellation of notes payable and accrued interest........    $28,674     $    --   $    --   $    --   $    --
                                                                =======     =======   =======   =======   =======

The accompanying notes are an integral part of these financial statements.

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
            (INFORMATION AS OF JUNE 30, 1999 AND 2000 IS UNAUDITED)

1. BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND RISKS AND UNCERTAINTIES

BUSINESS

     Avistar Communications Corporation ("Avistar" or the "Company") provides networked video communications software and hardware products and services. Avistar's products include applications for interactive video calling, content creation and publishing broadcast video and video-on-demand as well as data sharing, directory services and network management. Avistar designs, markets, sells, manufactures or assembles and installs and supports its products. Avistar's real-time and non-real-time products are based upon its architecture which facilitates distribution over local and wide area networks using telephony or internet services as appropriate. Avistar's services include consulting, implementation, training, maintenance and support.

ORGANIZATION

     The business was founded in 1993 as a Nevada limited partnership, Avistar Systems, Limited Partnership ("ASLP" or "Predecessor"). In December 1997, ASLP entered into an acquisition agreement (the "Asset Acquisition") with a newly formed corporation, Avistar Systems Corporation ("ASC"), to convey all of ASLP's assets, and transfer all of ASLP's liabilities, in exchange for 16,000,000 shares of ASC's Series A convertible preferred stock (see Note 7) and 2,171,400 shares of common stock. Effective December 31, 1997, all operations previously conducted by ASLP were thereafter undertaken by ASC. Accordingly, the statements of operations and cash flows for the year ended December 31, 1997 reflect the activities of the Predecessor.

     Collaborative Properties, Inc. ("CPI") and VCT, Inc. ("VCT") were founded in 1997 and 1998, respectively, to hold certain intellectual property, including patents, that underlie certain technology used by ASLP and subsequently by ASC. Three of the stockholders of CPI and VCT, owning approximately 95% of CPI and 100% of VCT are also the partners of Collaboration Holdings L.P. ("CHLP"), which owns a controlling interest in ASLP. The owners of all three entities are subject to voting agreements which gives one of the three owners 100% voting control of all three entities. The remaining 5% ownership of CPI was held by UBS
(USA), Inc. ("UBS") which also holds a 5% ownership interest in ASC (see Note 6 and Note 7). Accordingly, the accounts of CPI and VCT have been combined at historical cost with those of ASC for all periods presented since their inception.

REORGANIZATION

     Effective March 31, 2000, ASC merged with and into a newly formed Delaware corporation, Avistar Communications Corporation. The operating assets and liabilities of Avistar were then contributed to a wholly owned subsidiary, Avistar Systems Corporation ("Systems"), a Delaware corporation. At the same time, the owners of CPI and VCT transferred all of their stock in those entities to Avistar as a capital contribution. As a result, CPI and VCT are recorded at their historical cost basis and became wholly owned subsidiaries of Avistar as of March 31, 2000. In April 2000, the operations of VCT were merged with and into CPI.

     In June 2000, all of the Series A preferred stock held by ASLP was distributed to the Company's three founders and several other individuals based on their respective ownership interests in ASLP. In addition, all of the shares of Avistar's common stock, held by ASLP was distributed to the Company's employees, former advisors and officers. These common shares

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

            (INFORMATION AS OF JUNE 30, 1999 AND 2000 IS UNAUDITED)

represent an amount equal to those shares of Class B units in ASLP that were owned by the respective individuals before the acquisition.

BASIS OF PRESENTATION

     The reorganization in March 2000 of these affiliated entities described above was treated as a combination of entities under common control for financial reporting purposes. Accordingly, the accompanying financial statements as of December 31, 1998, and 1999, and for the three years in the period ended December 31, 1999 have been presented on a combined basis to reflect the operations of ASC (or ASLP for 1997) and its wholly-owned consolidated subsidiary, Avistar Systems (UK) Limited ("ASUK"), together with the results of CPI and VCT, after elimination of all accounts and transactions between the affiliated entities. The unaudited balance sheet as of June 30, 2000 presents the consolidated financial position of Avistar and its two wholly-owned subsidiaries, Systems and CPI. The combined and consolidated results are referred to, collectively, as those of Avistar or the Company in these footnotes.

     The functional currency of ASUK is the U.S. dollar. Accordingly, all gains and losses resulting from those transactions denominated in currencies other than the U.S. dollar are included in the combined statements of operations.

RISKS AND UNCERTAINTIES

     The markets for the Company's products and services have only recently begun to develop. Some of the Company's products utilize changing and emerging technologies. As is typical in industries of this nature, demand and market acceptance are subject to a high level of uncertainty. Acceptance of the Company's products, over time, is critical to the Company's success. The Company's prospects must be evaluated in light of difficulties encountered by it and its competitors in further developing the evolving marketplace. The Company has generated losses since inception and had an accumulated deficit of $17 million as of June 30, 2000. The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, including, but not limited to, the use of differing distribution channels, the timing of the new product announcements by the Company or its competitors, and general economic conditions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED INTERIM FINANCIAL INFORMATION

     The unaudited interim financial statements for the six months ended June 30, 1999 and 2000 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary to present fairly the financial information set forth in accordance with accounting principles generally accepted in the United States. The financial information presented for such periods are not necessarily indicative of the results expected for the full fiscal year or for any other interim period.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

            (INFORMATION AS OF JUNE 30, 1999 AND 2000 IS UNAUDITED)

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company considers all investment instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash equivalents at December 31, 1998 and 1999, and June 30, 2000 consist of only money market funds.

SIGNIFICANT CONCENTRATIONS

     A relatively small number of customers have accounted for a significant percentage of the Company's net sales. Sales to major customers as a percentage of sales are as follows for the years ended December 31, 1997, 1998 and 1999, and the six months ended June 30, 2000:

                                              PREDECESSOR                      SIX MONTHS
                                                ENTITY                           ENDED
                                                 1997        1998    1999    JUNE 30, 2000
                                              -----------    ----    ----    --------------
                                                                              (UNAUDITED)
Customer A..................................      38%         12%      *            *
Customer B..................................      13%          *       *            *
Customer C..................................       *          11%     43%          15%
Customer D..................................       *          14%      *            *
Customer E..................................       *          12%     23%          20%
Customer F..................................       *           *       *           13%
Customer G..................................       *           *       *           24%
Customer H..................................       *           *      11%           *

-------------------------
* Less than 10%

     Any change in the relationship with these customers could have a potentially adverse effect on the Company's financial position. No such change is currently anticipated by management.

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables from U.S. and foreign entities. As of December 31, 1998, approximately 46 percent of accounts receivable was concentrated with two customers. As of December 31, 1999, approximately 80 percent of accounts receivable was concentrated with three customers. As of June 30, 2000, approximately 82 percent of accounts receivable was concentrated with 5 customers.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial assets and liabilities, including cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings and promissory notes at December 31, 1998 and 1999, and June 30, 2000, approximate fair value because of the short maturity of these instruments.

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

            (INFORMATION AS OF JUNE 30, 1999 AND 2000 IS UNAUDITED)

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out method) or market and comprise the following (in thousands):

                                                          DECEMBER 31,
                                                         --------------     JUNE 30,
                                                         1998     1999        2000
                                                         ----    ------    -----------
                                                                           (UNAUDITED)
Raw materials..........................................  $210    $  302      $  223
Work-in-progress.......................................   302       382         990
Finished goods.........................................   215        87         436
Inventory shipped to customer sites, not yet
  installed............................................   169       818         738
                                                         ----    ------      ------
                                                         $896    $1,589      $2,387
                                                         ====    ======      ======

     Inventory shipped to customer sites, not yet installed represents product shipped to customer sites pending completion of the installation process by the Company. As of December 31, 1998 and 1999, and June 30, 2000, the Company has billed approximately $0, $1,454 and $2,037 to their customers related to these shipments, but has not recorded the receivable or the revenue, as the installations have not been completed.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated using the double declining balance method over the estimated useful lives (three to five years) of the assets. Property and equipment consists of the following (in thousands):

                                                         DECEMBER 31,
                                                      ------------------     JUNE 30,
                                                       1998       1999         2000
                                                      -------    -------    -----------
                                                                            (UNAUDITED)
Computer equipment..................................  $ 1,406    $ 1,345      $ 1,345
Computer software...................................      106        106          106
Furniture, fixtures and equipment...................      537        295          295
                                                      -------    -------      -------
                                                        2,049      1,746        1,746
Less: Accumulated depreciation......................   (1,664)    (1,527)      (1,610)
                                                      -------    -------      -------
                                                      $   385    $   219      $   136
                                                      =======    =======      =======

RESEARCH AND DEVELOPMENT

     Research and development expenditures are charged to operations as incurred. Statement of Financial Accounting Standards ("SFAS") No. 86 ("SFAS 86"), "Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of a working model and the point at which the product is ready for general release have been insignificant. Through June 30, 2000, all research and development costs have been expensed.

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

            (INFORMATION AS OF JUNE 30, 1999 AND 2000 IS UNAUDITED)


PATENT COSTS



     Due to uncertainties about the estimated future economic benefits and lives of the Company's patent applications, all related outside patent costs have been expensed as incurred and the Company plans to continue with this policy in the future. Outside patent costs were approximately $0.3 million, $0.3 million, and $0.2 million for the years ended December 31, 1998 and 1999, and the six months ended June 30, 2000, respectively, and are reflected in general and administrative expenses in the accompanying statement of operations.


REVENUE RECOGNITION AND DEFERRED REVENUE

     The Company's revenue recognition policy is in compliance with Statement of Position ("SOP") SOP 97-2, "Software Revenue Recognition" (SOP 97-2), and SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions" (SOP 98-9). Although the Company may enter into separate contracts for various elements, arrangements with customers to provide products and related services (such as installation, maintenance and training) are accounted for as a single arrangement. The Company recognizes revenues from product sales when all of the following conditions are met: the product has been shipped, an arrangement exists with the customer at a fixed price and the Company has the right to invoice the customer, collection of the receivable is probable and the Company has fulfilled all of its material contractual obligations to the customer.

     The price charged for maintenance is stipulated in the contract and is based on a percentage of product revenue. Customers have the option to renew the maintenance in subsequent periods at the rate established in the original agreement. The Company has historically charged all customers the same percentage of product revenue for maintenance. Training services can be offered independent of the purchase of product. The value of these training courses is determined in a multiple element arrangement based on the price charged when such services are sold separately. Although not required, historically customers have always purchased maintenance when ordering products. Because the fair value of all undelivered elements in an arrangement is known, the Company recognizes revenue related to delivered elements using the residual value method in accordance with SOP 98-9.

     When the Company provides installation services, the product and installation revenues are recognized upon completion of installation and customer acceptance is received. When the customer or a third party provides installation services, the product revenue is recognized upon shipment. Payment for product is due upon shipment based on specific payment terms. Installation and training services are due upon providing the services. If payments for systems are made in advance of the completion of installation, such amounts are deferred and recorded as deferred revenue in the accompanying balance sheets until installation has occurred and the customer has accepted the product. Revenue from the provision of services, including training, is recognized as the work is performed. Revenue from maintenance is offered based on a percentage of product sales as stipulated in the agreement and is recognized pro-rata over the maintenance term, which is typically one year in length. Payments for services and maintenance made in advance of the provision of services and maintenance are recorded as deferred revenue.

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

            (INFORMATION AS OF JUNE 30, 1999 AND 2000 IS UNAUDITED)

WARRANTY RESERVE

     The Company accrues the estimated costs of fulfilling the warranty provisions of its contracts over the warranty period, which is typically 90 days. The warranty reserve was approximately $0.1 million as of December 31, 1998 and 1999, and June 30, 2000, respectively, and is included in accrued liabilities in the accompanying balance sheets.

STOCK-BASED COMPENSATION

     The Company has adopted SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." As permitted under this standard, the Company applies Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees" and related interpretations in accounting for its stock options (see
Note 8).

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company will be required to adopt SFAS 133 in 2001 in accordance with SFAS 137, which delays the required implementation of SFAS 133 for one year. To date, the Company has not entered into any derivative financial instrument contracts. Thus, the Company believes that adoption of this Statement will not have a material impact on the financial condition or results of operations of the Company.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Adoption of SAB 101 is required in the second quarter of 2000. The Company has historically recognized and currently recognizes revenue under the guidelines as currently provided by SAB 101.

     In March 2000, the FASB issued Financial Accounting Standards Board Interpretation No. 44 ("Interpretation No. 44"), "Accounting for Certain Transactions involving Stock Compensation -- an interpretation of APB Opinion 25". Interpretation No. 44 is effective July 1, 2000. Interpretation No. 44 clarifies the application of APB Opinion 25 for certain matters, specifically
(a) the definition of an employee for purposes of applying APB Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan,
(c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. Management does not anticipate that the adoption of Interpretation No. 44 will have a material impact on the financial position or results of operations of the Company.

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

            (INFORMATION AS OF JUNE 30, 1999 AND 2000 IS UNAUDITED)

COMPREHENSIVE NET LOSS

     In June 1997, the FASB issued SFAS No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 was adopted by the Company beginning on January 1, 1998. This standard defines comprehensive income as the changes in equity of an enterprise, except those resulting from stockholder transactions. Accordingly, comprehensive loss includes certain changes in equity that are excluded from the net loss. The comprehensive loss for each of the periods presented equaled the net loss.

3. LINE OF CREDIT

     Effective June 2, 1999, the Company entered into a Loan and Security Agreement (the "Agreement") with a financial institution to borrow up to the lesser of $2 million or 80 percent of the Company's eligible accounts receivable. As of December 31, 1999, the Company had $2 million outstanding and no available borrowings. Interest on the loan is at prime plus two percent (8.5 percent at December 31, 1999), provided that the rate of interest may not fall below eight percent and the interest charge for any quarter may not fall below $36,000. The agreement maturity date is June 2, 2000, however, subsequent to year end, the Company and the lender mutually agreed to extend the maturity date to August 2, 2000, at which time the Agreement will not be renewed. As part of this termination agreement, the parties agreed to waive the $36,000 minimum interest payment. The Agreement may be terminated earlier by the Company at its discretion; however a fee of $12,000 per month to the maturity date must be paid to the lender. The same termination fee must be paid to the lender if there is an event of default by the Company, as defined in the Agreement. The borrowings under the Agreement are secured by the available cash, accounts receivable, inventory, investment, and general intangibles of the Company.

4. NOTES PAYABLE AND LINE OF CREDIT FROM RELATED PARTIES

     As of December 31, 1998, the Company had a line of credit agreement (the "Credit Agreement") from CHLP. On November 18, 1999, the Company amended the Credit Agreement to increase the principal amount to $9.1 million. Borrowings under the Credit Agreement accrue interest at ten percent per annum and expire on the earlier of (1) November 18, 2002, (2) upon a liquidating event, as defined in the Credit Agreement, with any outstanding principal and accrued interest due in full at that time or (3) 180 days after an initial public offering (an "IPO"). The Credit Agreement is subordinate to the line of credit (see Note 3) and is secured by all of the Company's assets. As of December 31, 1998, and 1999, and June 30, 2000, respectively, the outstanding principal under the Credit Agreement was $4.9 million, $9.1 million and $9.1 million, and accrued interest was approximately $0.3 million, $0.1 million, and $0.6 million.

     As of December 31, 1998 and 1999 and June 30, 2000, respectively, the Company had unsecured net notes payable and related accrued interest totaling $1.0 million, $2.5 million, and $2.8 million outstanding due to its founders. These notes bear interest at 10 percent per annum, and are payable upon demand.

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

            (INFORMATION AS OF JUNE 30, 1999 AND 2000 IS UNAUDITED)

5. COMMITMENTS AND CONTINGENCIES

     The Company leases its facilities under operating leases which expire through April 2004. As of December 31, 1999, the future minimum lease commitments under all leases were as follows (in thousands):

                        YEAR ENDING
                        DECEMBER 31,                          AMOUNT
                        ------------                          ------
2000........................................................  $1,032
2001........................................................     798
2002........................................................     787
2003........................................................     570
2004........................................................      36
                                                              ------
Total minimum lease payments................................  $3,223
                                                              ======

     Rent expense under operating leases for each of the years ended December 31, 1997, 1998 and 1999, was approximately $0.9 million, $0.8 million and $0.9 million, respectively.

     The Company sub-leased certain office space, at cost, from an affiliated entity through common ownership. For the years ended December 31, 1997, 1998 and 1999, rental expense includes $0.4 million, $0.5 million, and $0.5 million, respectively, relating to this lease. This lease expired in August 1999 when the Company moved to its new facilities. Beginning in September 1999, the Company began subleasing office space to Vicor, Inc. ("Vicor"). The Company received approximately $45,000 during the year ended December 31, 1999 and $66,000 for the six months ended June 30, 2000, from Vicor related to this sublease agreement.

6. OTHER RELATED PARTY TRANSACTIONS

     Certain partners with controlling interests in ASLP are also the majority owners of several entities that conduct business with the Company, including Vicor, Western Data Systems of Nevada, Inc.("WDS"), and CHLP. In addition to the transactions described with these entities elsewhere herein, descriptions of certain transactions between the Company and these entities follow.

SUPPORT SERVICES

     The Company maintains a seven day a week, 24 hour a day support center to receive first level support calls. The support center handles support calls for WDS in addition to those for the Company. Pursuant to an agreement between the Company and WDS, the Company charges WDS for its share of support center costs. Additionally, the Company provides some contract services to WDS. For the years ended December 31, 1997, 1998 and 1999 and for the six months ended June 30, 2000, the Company charged WDS $0.8 million, $0.6 million, $0.6 million and $0.3 million, respectively, under the agreement. As of December 31, 1998, accounts receivable outstanding from WDS were $40,225, related to the support center agreement. There were no outstanding receivables related to WDS as of December 31, 1999 and June 30, 2000. Such reimbursement from WDS is recorded as a reduction in the costs incurred for the support center.

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

            (INFORMATION AS OF JUNE 30, 1999 AND 2000 IS UNAUDITED)

SERVICES TO AND FROM AFFILIATES

     For each of the years ended December 31, 1998 and 1999, respectively, the Company recognized approximately $0.2 million and $0.3 million for consulting and engineering services to affiliates. For the year ended December 31, 1997, the Company recognized expenses of $0.3 million related to the utilization of employee services from affiliates. We made no payments in 1998 and 1999 or the six months ended June 30, 2000.

ACQUISITION OF PRODUCT LINE FROM AFFILIATE

     Effective December 31, 1996, ASLP acquired the assets relating to a product line from Vicor. The product line consists of internet-based e-mail and fax messaging products. The purchase price of $0.6 million, including costs associated with the transaction, was settled by the issuance of a note bearing interest at ten percent per annum. The purchase price reflected Vicor's carrying value of the product line assets at the acquisition date, including a goodwill amount of $0.5 million. The Company made principal payments of $200,000 during 1998, and in February 1999, the Company repaid all principal and accrued interest outstanding on the note. The goodwill was fully amortized at December 31, 1998.

REVENUE FROM A RELATED PARTY

     UBS Warburg LLC, which is an affiliate of UBS (an approximate 5 percent stockholder as of December 31, 1999 and June 30, 2000), is also a customer of the Company. Revenue from UBS Warburg LLC and its affiliates represented approximately 12 percent, 23 percent and 20 percent of total revenue for the years ended December 31, 1998 and 1999, and six months ended June 30, 2000, respectively. The Partnership did not have any revenue from this entity in fiscal 1997. Management believes the transactions with UBS Warburg LLC and its affiliates are at terms comparable to those provided to unrelated third parties. As of December 31, 1998 and 1999, and June 30, 2000, the Company had accounts receivable outstanding from UBS Warburg LLC and its affiliates of approximately $0.2 million, $1.1 million and $0.9 million, respectively.

7. STOCKHOLDERS' EQUITY

PREFERRED STOCK

     On December 31, 1997, under the terms of the Asset Acquisition, ASLP conveyed all of its assets, and transferred all of its liabilities to Avistar in exchange for 2,171,400 shares of common stock and 16,000,000 shares of Avistar's Series A convertible preferred stock ("Series A preferred stock"). Holders of the Series A preferred stock are entitled to receive annual, noncumulative cash dividends at a rate of $0.2167 per share, when and if declared by the Board of Directors. As of June 30, 2000, no dividends had been declared by the Board of Directors.

     Shares of Series A preferred stock are not convertible at the option of the stockholder. The shares of Series A preferred stock are only convertible upon the closing of an IPO of at least $20 million and at an offering price of at least $7.50 per share. At that point, each share of Series A preferred stock will be automatically converted into (i) one-fifth of a share of common stock plus (ii) a beneficial conversion feature equal to the number of shares of common stock that result from dividing $2.009 (the "Conversion Amount") by the per share offering price to the public. Beginning December 31, 1999 and for each year thereafter, the Conversion Amount will be increased by

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

            (INFORMATION AS OF JUNE 30, 1999 AND 2000 IS UNAUDITED)

$0.2167 per share of Series A preferred stock less the amount of all dividends paid during the year. In addition, upon the occurrence of an IPO the conversion amount is increased by $0.2167, calculated pro rata on a daily basis. The shares of Series A preferred stock have the same voting rights as the shares of common stock into which they are convertible.

     The Series A preferred stock have a liquidation preference of $2.009 per share plus all declared and unpaid dividends on each share of Series A preferred stock. On December 31 of each year, beginning December 31, 1999, the liquidation preference will be increased by $0.2167 per share of Series A preferred stock less the amount of all dividends paid to Series A preferred stock during such year. As of December 31, 1999, and June 30, 2000, respectively, the liquidation preference per share was $2.2255 and $2.333875.

     In December 1999, ASC and CPI raised a combined $6.4 million from UBS in an offering of 932,196 shares of ASC's Series B-1 convertible preferred stock and 135,173 shares of ASC's Series B-2 convertible preferred stock (collectively with the Series B-1 convertible preferred stock, the "Series B preferred stock"), and 526,316 shares of CPI's Series A preferred stock. As a result, UBS owned approximately 5 percent of ASC and CPI, respectively. The shares of Series A preferred stock in CPI were subsequently conveyed to the Company for a nominal value and cancelled as part of the Reorganization. After the reorganization, UBS held an approximate 5 percent ownership interest in Avistar. Holders of the Series B preferred stock are entitled to receive noncumulative cash dividends at an annual rate $0.08 per share, when and if declared by the Board of Directors. As of June 30, 2000, no dividends had been declared by the Board of Directors.

     Each share of Series B preferred stock is convertible, at the option of the stockholder and at any time after the date of issuance of such share, into the number of shares of common stock determined by dividing the original Series B issue price ($1.00) by the Series B conversion price then in effect ($1.00 as of December 31, 1999). In addition, each share of Series B preferred stock will be automatically converted into the number of shares of common stock at the effective Series B conversion price upon an IPO of at least $20 million and at an offering price per share of at least $7.50. Holders of the Series B-1 convertible preferred stock have the same voting rights equal to the number of shares of common stock into which their shares of Series B-1 preferred stock are convertible. Holders of the Series B-2 preferred stock have no voting rights.

     The Series B preferred stock has a liquidation preference of $1.00 per share and ranks senior to the common stock and Series A preferred stock.

DEFERRED STOCK COMPENSATION

     In connection with the grant of stock options to purchase shares of common stock to employees during 1999, the Company recorded deferred compensation of approximately $2.7 million, representing the difference between the estimated fair value of the common stock and the aggregate option exercise price of such options at the date of grant. This amount is presented as a reduction of stockholders' equity and amortized ratably over the vesting period of the applicable options (generally four years). Amortization expense related to deferred stock compensation was approximately $0.6 million in 1999. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder's services. In addition, the Company recorded an additional $1.8 million of deferred stock compensation for stock options granted during the six month period ended June 30, 2000. This

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

            (INFORMATION AS OF JUNE 30, 1999 AND 2000 IS UNAUDITED)

amount will be expensed over the stock option vesting period of four years. Amortization expense was approximately $1.2 million for the six months ended June 30, 2000.

REPURCHASE OF PARTNERSHIP UNITS

     In accordance with the Acquisition Agreement, if an employee of the Company is terminated and the employee had Class B units in ASLP (the "Class B units"), ASLP has a repurchase right related to those Class B units. If ASLP exercises its right to buy back the Class B units held by the terminated employee, the Company has the right, but not the obligation, to repurchase an equal number of shares common stock in the Company held by ASLP. During fiscal 1998 and 1999, respectively, the Company repurchased 961,250 and 104,375 shares of its common stock from ASLP.

PRO FORMA LIABILITIES AND STOCKHOLDERS' DEFICIT (UNAUDITED)

     In June 2000, the Company's Board of Directors (the "Board") authorized the filing of a registration statement with the SEC to register shares of its common stock in connection with a proposed IPO. If the IPO is consummated under the terms presently anticipated, all of the currently outstanding preferred stock will be converted upon the closing of the IPO into an estimated 19,734,655 shares of common stock, which represents the sum of (1) 17,067,369 shares of common stock plus (2) an estimated additional 2,667,286 shares of common stock representing a beneficial conversion feature equal to the quotient of (A) the conversion amount, which was $37.3 million at June 30, 2000 and which includes an amount equal to $0.2167 per share per annum, pro rated based on the number of days elapsed in the year, divided by (B) an assumed initial offering price of $14.00 per share. In addition, the notes payable and accrued interest to related parties will become current liabilities of the Company upon closing of the IPO. The effect of the conversion and the early repayment of related party notes and interest have been reflected in the unaudited pro forma liabilities and stockholders' equity in the accompanying balance sheet as of June 30, 2000.

8. STOCK OPTION PLAN

     In December 1997, the Board established the 1997 Stock Option Plan (the "Plan") and authorized the issuance of 1,828,602 shares of common stock thereunder. In December 1999 and May 2000, respectively, the Board authorized an additional 1,065,625 shares and 100,000 shares to be issued under the Plan. Under the Plan, incentive stock options to purchase shares of common stock may be granted only to employees at not less than 100 percent of the fair market value at the grant date as determined by the Board. Additionally, nonqualified stock options to purchase shares of common stock may be granted to employees and consultants at not less than 85 percent of the fair market value at the grant date. Options generally have a life of ten years.

     On December 31, 1997, the Company issued options to purchase 1,091,800 shares of common stock, including 631,800 that were fully vested at the grant date. The common stock issued under these fully vested options is subject to a repurchase right of the Company upon the occurrence of certain events, including the termination of an employee. This repurchase right is an option of the Company that expires 60 days from the triggering event or upon the occurrence of certain specific transactions, as defined in the agreement. If the Company exercises its repurchase right, the purchase price shall be the net book value of the stock as of the end of the calendar quarter immediately preceding the triggering event, as determined by management. All other options vest over a four year period, with 25 percent vesting after one year and the remaining vesting 6.25 percent per quarter.

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

            (INFORMATION AS OF JUNE 30, 1999 AND 2000 IS UNAUDITED)

     A summary of the Plan activity and related information for the years ended December 31, 1997, 1998 and 1999, and the six months ended June 30, 2000 follows:

                                                                        OPTIONS OUTSTANDING
                                                                   -----------------------------
                                                      OPTIONS                   WEIGHTED AVERAGE
                                                     AVAILABLE      SHARES       EXERCISE PRICE
                                                     ----------    ---------    ----------------
Balance, December 31, 1996.........................          --           --                 $--
  Authorized.......................................   1,828,600           --                  --
  Granted..........................................  (1,091,800)   1,091,800               0.105
                                                     ----------    ---------    ----------------
Balance, December 31, 1997.........................     736,800    1,091,800               0.105
  Authorized.......................................          --           --                  --
  Granted..........................................     (86,100)      86,100                0.39
  Exercised........................................          --     (630,800)             0.0005
  Canceled/repurchased.............................      25,800       (1,000)             0.0005
                                                     ----------    ---------    ----------------
Balance, December 31, 1998.........................     676,500      546,100                0.27
  Authorized.......................................   1,065,625           --                  --
  Granted..........................................    (734,242)     734,242                1.45
  Exercised........................................          --      (16,750)               0.31
  Canceled/repurchased.............................     137,450      (87,450)              0.445
                                                     ----------    ---------    ----------------
Balance, December 31, 1999.........................   1,145,333    1,176,142                1.00
  Authorized (unaudited)...........................     100,000           --
  Granted (unaudited)..............................  (1,204,608)   1,204,608               13.61
  Exercised (unaudited)............................          --     (175,500)               0.25
  Canceled/repurchased (unaudited).................      15,200      (15,200)               2.55
                                                     ----------    ---------    ----------------
Balance, June 30, 2000 (unaudited).................      55,925    2,190,050    $           6.90
                                                     ==========    =========    ================

                 OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
------------------------------------------------------   --------------------------
                   NUMBER       WEIGHTED-    WEIGHTED-       NUMBER       WEIGHTED-
  RANGE OF     OUTSTANDING AT    AVERAGE      AVERAGE    EXERCISABLE AT    AVERAGE
  EXERCISE      DECEMBER 31,    REMAINING    EXERCISE     DECEMBER 31,    EXERCISE
   PRICES           1999           LIFE        PRICE          1999          PRICE
------------   --------------   ----------   ---------   --------------   ---------
    $   0.25       440,000         8.00        $0.25        220,000         $0.25
$0.40 - 0.45        16,700         8.75         0.45          4,657          0.45
    $   0.95       542,300         9.48         0.95             --            --
$1.95 - 2.45        47,800         9.69         2.30             --            --
$2.95 - 3.45       129,342         9.96         3.40             --            --
                 ---------         ----        -----        -------         -----
                 1,176,142         8.98        $1.00        224,657         $0.25
                 =========         ====        =====        =======         =====

     The Company has adopted SFAS 123 for disclosure purposes. The weighted average fair value of options granted during 1998 and 1999 estimated on the date of grant using the Black-Scholes option pricing model was $0.05 and $0.30, respectively. The fair value of 1998 and 1999 options granted is estimated on the date of grant using the following assumptions: risk-free interest rate range of 4.24 to 6.37 percent, depending on the grant date, volatility of 0.001 percent, expected term of 4 years, and no expected dividends.

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

            (INFORMATION AS OF JUNE 30, 1999 AND 2000 IS UNAUDITED)

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. The Company's pro forma expense was $159,800, $8,000 and $63,000 for the years ended December 31, 1997, 1998 and 1999, respectively. The Company's pro forma information for the years ended December 31, 1998 and 1999 is as follows:

                                                               1998       1999
                                                              -------    -------
Net loss attributable to common stockholders (in thousands)
  As reported...............................................  $(7,641)   $(6,350)
  Pro forma.................................................   (7,649)    (6,413)
Basic and diluted earnings per share
  As reported...............................................  $(17.41)   $(10.82)
  Pro forma.................................................   (17.42)    (10.92)

COMMON STOCK RESERVED FOR FUTURE ISSUANCE

     As of June 30, 2000, the Company had reserved the following shares of common stock for issuance in connection with:

Conversion of Series A preferred stock......................  16,000,000
Conversion of Series B preferred stock......................   1,200,000
Stock options under stock option plan.......................   2,245,975
                                                              ----------
          Total.............................................  19,445,975
                                                              ==========

9. INCOME TAXES

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 provides for an asset and liability approach to account for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be recognized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment.

     No provision for federal or state income taxes is reflected in the accompanying combined statement of operations for 1997 or for CPI and VCT (both S corporations prior to January 1, 2000) as such taxes were levied on the individual partners and shareholders of ASLP and of CPI and VCT. The tax returns, the qualifications of ASLP as such for tax purposes, and the amount of distributable income or loss are subject to examination by federal and state taxing authorities.

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

            (INFORMATION AS OF JUNE 30, 1999 AND 2000 IS UNAUDITED)

     The provision for taxes of Avistar only consists of the following (in thousands):

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Current:
  Federal...................................................  $    --    $    --
  State.....................................................        2          2
  Foreign...................................................       15         19
                                                              -------    -------
                                                                   17         21
Deferred benefits:
  Federal...................................................    2,622      1,791
  State.....................................................      388        284
                                                              -------    -------
                                                                3,010      2,075
Valuation allowance.........................................   (3,010)    (2,075)
                                                              -------    -------
                                                              $    17    $    21
                                                              =======    =======

     The provision for taxes for the six months ended June 30, 2000 of $5,000 represents foreign taxes. There was no tax provision for the six months ended June 30, 1999.

     Avistar's effective income tax provision differs from the Federal statutory rate of 35 percent due to the following (in thousands):

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Expected tax benefit at federal statutory rate..............  $(2,249)   $(1,741)
State taxes (net of federal benefit)........................     (469)      (284)
Change in valuation allowance...............................    3,010      2,075
Research credits not used...................................     (255)        --
Other.......................................................      (20)       (29)
                                                              -------    -------
Provision for income taxes..................................  $    17    $    21
                                                              =======    =======

     The net deferred income tax asset related to Avistar consists of the following as of December 31, 1998 and 1999 (in thousands):

                                                               1998       1999
                                                              -------    -------
Deferred income tax assets:
  Federal net operating loss carryforwards..................  $ 1,876    $ 3,692
  State net operating loss carryforwards....................      308        596
  Tax credit carry forward..................................      255        255
  Reserves..................................................      571        542
                                                              -------    -------
                                                                3,010      5,085
Valuation allowance.........................................   (3,010)    (5,085)
                                                              -------    -------
Net deferred income tax asset...............................  $    --    $    --
                                                              =======    =======

     Net operating loss carryforwards at December 31, 1998 and 1999 were approximately $5.4 million and $10.4 million for Federal and state income tax purposes, respectively. The net

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

            (INFORMATION AS OF JUNE 30, 1999 AND 2000 IS UNAUDITED)

operating loss carryforwards expire on various dates through the year 2019. The Internal Revenue Service Code contains provisions which may limit the net operating loss carryforwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest. The Company believes sufficient uncertainty exists regarding the realizability of the net operating loss carryforwards and other timing differences at December 31, 1998 and 1999. Accordingly, a valuation allowance has been provided for the entire net deferred tax asset.

10. NET LOSS PER SHARE

     Basic and diluted net loss per share of common stock are presented in conformity with SFAS No. 128 ("SFAS 128"), "Earnings Per Share," for all periods presented. Pursuant to SEC Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of an IPO must be included in the calculation of basic and diluted net loss per share as if such stock had been outstanding the years ended December 1998 and 1999. To date, the Company has had no issuances or grants for nominal consideration. Prior to December 31, 1997, there was no common stock outstanding as the Company was organized as a partnership. Accordingly, no earnings per share have been presented for fiscal 1997.

     In accordance with SFAS 128, basic net loss per share has been computed using the weighted average number of shares of common stock outstanding during the period, less shares subject to repurchase. Diluted net loss per share is computed on the basis of the weighted average number of shares and common equivalent shares outstanding during the period. Common equivalent shares result from the assumed exercise of outstanding stock options that have a dilutive effect when applying the treasury stock method. The Company has excluded all convertible preferred stock, outstanding stock options and shares subject to repurchase from the calculation of diluted net loss per share for the years ended December 31, 1998 and 1999, and the six months ended June 30, 1999 and 2000, because all such securities are antidilutive. Accordingly, diluted net loss per share approximates basic net loss per share for all years presented.

     The total number of shares excluded from the calculations of diluted net loss per share were 18,154,364 and 18,333,729 for the years ended December 31, 1998 and 1999, respectively and 18,070,631 and 19,809,520 for the six months ended June 30, 1999 and 2000, respectively. Basic and diluted pro forma net loss per share have been computed as described above and also give effect, under SEC guidance, to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance and the effect of the beneficial conversion related to the Series A convertible preferred stock.

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

            (INFORMATION AS OF JUNE 30, 1999 AND 2000 IS UNAUDITED)

     The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per share (in thousands, except per share data):


                                                        YEAR ENDED             SIX MONTHS
                                                       DECEMBER 31,          ENDED JUNE 30,
                                                    -------------------    -------------------
                                                     1998        1999       1999        2000
                                                    -------    --------    -------    --------
                                                                               (UNAUDITED)
Net loss..........................................  $(7,641)   $ (6,350)   $(2,967)   $ (2,778)
                                                    =======    ========    =======    ========
Basic and diluted:
Weighted average shares of common stock
  outstanding.....................................    1,997       1,707      1,731       1,773
Less: Weighted average shares of common stock
  subject to repurchase...........................   (1,909)     (1,590)    (1,619)     (1,549)
                                                    -------    --------    -------    --------
Weighted average shares of common stock used in
  computing net loss per share....................       88         117                    224
Net loss per share................................  $(86.83)   $ (54.27)   $(26.49)   $ (12.40)
Pro forma:
Net loss..........................................             $ (6,350)              $ (2,778)
Beneficial conversion related to convertible
  preferred stock.................................             $(35,608)              $(37,342)
                                                               --------               --------
Pro forma net loss attributable to common
  stockholders....................................             $(41,958)              $(40,120)
                                                               ========               ========
Weighted average shares of common stock used in
  computing basic and diluted net loss per
  share...........................................                  117                    224
Pro forma adjustment to reflect weighted average
  effect of assumed conversion of convertible
  preferred stock and beneficial conversion
  related to the Series A convertible preferred
  stock...........................................               18,611                 19,734
Weighted average shares of common stock used in
  computing pro forma basic and diluted net loss
  per share.......................................               18,728                 19,958
Pro forma basic and diluted net loss per share....             $  (2.24)              $  (2.01)


11. SEGMENT REPORTING

     In June 1997, the FASB issued SFAS No. 131 ("SFAS 131"), "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 was adopted by the Company beginning on January 1998. SFAS 131 establishes standards for disclosures about operating segments, products and services, geographic areas and major customers. The Company is organized and operates as two operating segments: (1) the design, development, manufacturing, sale and marketing of networked video communications products (ASC) and (2) the development, prosecution, maintenance and support of the intellectual property used in the Company's products (CPI). Service revenue relates mainly to the maintenance, training and installation of products and is included in ASC for

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

            (INFORMATION AS OF JUNE 30, 1999 AND 2000 IS UNAUDITED)

purposes of reporting and decision making. The Company's chief decision maker monitors the Company's operations based upon the information reflected in the following table:

                                                                ASC        CPI       TOTAL
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
SIX MONTHS ENDED JUNE 30, 2000
  Revenue...................................................  $ 9,251    $    --    $ 9,251
  Gross margin..............................................    4,925         --      4,925
  Depreciation expense......................................      (75)        (8)       (83)
  Total operating expenses..................................   (6,401)      (686)    (7,087)
  Interest income...........................................       90         24        114
  Interest expense..........................................     (593)      (132)      (725)
  Net loss..................................................   (1,985)      (793)    (2,778)
  Assets....................................................   12,095      2,348     14,443
SIX MONTHS ENDED JUNE 30, 1999
  Revenue...................................................  $ 4,143    $    --    $ 4,143
  Gross margin..............................................    1,659         --      1,659
  Depreciation expense......................................     (118)        (9)      (127)
  Total operating expenses..................................   (3,416)      (880)    (4,296)
  Interest income...........................................        1          2          3
  Interest expense..........................................     (260)       (71)      (331)
  Net loss..................................................   (2,018)      (949)    (2,967)
  Assets....................................................    3,069        195      3,264
YEAR ENDED DECEMBER 31, 1999
  Revenue...................................................  $ 9,373    $    --    $ 9,373
  Gross margin..............................................    4,486         --      4,486
  Depreciation expense......................................     (229)       (19)      (248)
  Total operating expenses..................................   (7,956)    (1,901)    (9,857)
  Interest income...........................................       14         40         54
  Interest expense..........................................     (789)      (183)      (972)
  Net loss..................................................   (4,280)    (2,070)    (6,350)
  Assets....................................................    9,771      1,157     10,928
YEAR ENDED DECEMBER 31, 1998
  Revenue...................................................  $ 5,128    $    --    $ 5,128
  Gross margin..............................................    1,726         --      1,726
  Depreciation expense......................................     (423)        (2)      (425)
  Total operating expenses..................................   (7,332)    (1,457)    (8,789)
  Interest income...........................................        1         --          1
  Interest expense..........................................     (259)       (17)      (276)
  Net loss..................................................   (6,167)    (1,474)    (7,641)
  Assets....................................................    2,845        126      2,971
YEAR ENDED DECEMBER 31, 1997
  Revenue...................................................  $ 5,057    $    --    $ 5,057
  Gross margin..............................................       42         --         42
  Depreciation expense......................................     (502)        --       (502)
  Total operating expenses..................................   (7,042)        --     (7,042)
  Interest income...........................................        1         --          1
  Interest expense..........................................   (2,394)        --     (2,394)
  Net loss..................................................   (9,703)        --     (9,703)
  Assets....................................................    4,333         --      4,333

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

            (INFORMATION AS OF JUNE 30, 1999 AND 2000 IS UNAUDITED)

     International revenue, which consists of domestic sales to customers with operations principally in Western Europe, comprised 14.8 percent, 14.1 percent,
18.6 percent, 25.2 percent and 37.3 percent of total revenue for the years ended December 31, 1997, 1998 and 1999, and the six months ended June 30, 1999 and 2000, respectively. No single foreign country represented greater than 10 percent of total revenues for the two years in the period ended December 31, 1998. For the year ended December 31, 1999 and the six months ended June 30, 1999 and 2000, respectively, international revenues to customers in the United Kingdom accounted for 15.6 percent, 22.3 percent and 26.7 percent, of total revenues. The Company had no significant long-lived assets in any country other than in the United States for any period presented.

12. SUBSEQUENT EVENTS

     In April 2000, the stockholders approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock to 50,000,000, effective as of April 2000, and to authorize 10,000,000 shares of preferred stock, effective upon completion of the IPO, that may be issued in one or more series as may be determined by the Board who may establish the number of shares to be included in each such series, fix the designations, powers, preferences and relative rights of the shares of each such series and any qualifications, limitations, or restrictions thereof, and increase or decrease the number of shares of any such series without any further vote or action by the stockholders.

     In April 2000, the Company adopted the 2000 Stock Option Plan, to be effective upon the completion of an IPO. A total of 3,000,000 shares of common stock have been reserved for issuance under the plan, together with an annual increase in the number of shares of common stock reserved thereunder as provided for in the plan.

     In April 2000, the Company adopted the 2000 Employee Stock Purchase Plan. A total of 1,500,000 shares of common stock has been reserved for issuance under the plan, together with an annual increase in the number of shares of common stock reserved thereunder as provided in the plan.

     In April 2000, the Company adopted the 2000 Director Option Plan. A total of 90,000 shares of common stock has been reserved for issuance under the plan, together with an annual increase in the number of shares of common stock reserved thereunder as provided in the plan.

     In May 2000, the Company entered into a one year line of credit agreement with a financial institution providing for borrowings up to $4.0 million, based on 80 percent of eligible accounts receivable, to be used for working capital purposes. This line requires certain financial covenants and bears interest at prime plus 1.25 percent (subject to adjustment to prime plus 2.75 percent if a minimum of $2.0 million of equity has not been raised by September 30, 2000) with minimum monthly interest accruing at $20,000, and is secured by all of Avistar Systems Corporation's assets.

     In July 2000, the Company's Board of Directors approved a one-for-five reverse split of its common and preferred stock. All common and preferred and per share amounts in the accompanying combined and consolidated financial statements have been adjusted retroactively to give effect to this reverse stock split.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,600,000 SHARES

                                 [AVISTAR LOGO]
                                  COMMON STOCK
                            -----------------------

                                   PROSPECTUS
                            -----------------------
                                   CHASE H&Q
                                UBS WARBURG LLC
                                 WIT SOUNDVIEW
                            -----------------------

                                           , 2000
                            -----------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

     WE HAVE NOT TAKEN ANY ACTION IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION AND DISTRIBUTION OF THIS PROSPECTUS IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.

     UNTIL                      , 2000, ALL DEALERS THAT BUY, SELL OR TRADE OUR
COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of our common stock registered hereby.

SEC registration fee........................................  $   16,395
NASD filing fee.............................................  $    6,250
Blue Sky fees and expenses (including legal fees)...........       7,500
Nasdaq National Market application fee......................      95,000
Printing and engraving expenses.............................     250,000
Registrar and transfer agent fees...........................      20,000
Other legal fees and expenses...............................     600,000
Accounting fees and expenses................................     400,000
D & O Insurance(A)..........................................           0
Miscellaneous...............................................       4,855
                                                              ----------
Total.......................................................  $1,400,000
                                                              ==========

------------------
(A) The Company's D & O Insurance premium will be amortized to expense over the policy period.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's certificate of incorporation limits the liability of the Registrant's directors to the maximum extent permitted by Delaware law. Delaware law provides that the directors of a corporation will not be personally liable to the corporation and its stockholders for monetary damages for breach of the fiduciary duties as directors, except liability for any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Registrant's certificate of incorporation provides that it may indemnify any of its directors, officers or employees to the fullest extent permitted by law. The Registrant's bylaws provide that it will indemnify its directors and officers, and that it may indemnify its employees and other agents, to the fullest extent permitted by law. The bylaws also permit the Registrant to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

     The Registrant has entered into agreements to indemnify its directors and executive officers, in addition to indemnification provided for in its Bylaws. These agreements, among other things, provide for indemnification of the Registrant's directors and executive officers for expenses, judgments, fines, and settlement amounts incurred by any such person in any action or proceedings arising out of such person's services as a director or executive officer or at the Registrant's request. The Registrant also maintain directors' and officers' liability insurance.

     The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will provide for indemnification for specified matters by the underwriters of the Registrant, its directors, its officers who sign the registration statement, and the Registrant's controlling persons for certain liabilities, including liabilities arising under the Securities Act.

ITEM 15. SALES OF UNREGISTERED SECURITIES

     The following information gives effect to the one-for-five revenue stock split effected in July 2000.

     In March 2000, registrant was incorporated in the State of Delaware as the successor to Avistar Systems Corporation, a Nevada corporation ("Predecessor"), which merged with and into registrant in a migratory merger. In connection with this transaction, registrant issued an aggregate of 1,850,825 shares of common stock and 17,067,369 shares of preferred stock to the former stockholders of Predecessor. The issuance of these shares was exempt from registration pursuant to Rule 145(a)(2) of the Securities Act of 1933, as amended.

     During the past three years, Predecessor has issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or any public offerings and registrant believes that each of these transactions was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts related to compensation as provided under Rule 701. The recipients of the shares of Common Stock in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions. All recipients had adequate access to information about registrant through their relationship with registrant.

     On December 9, 1999, Predecessor issued 1,067,369 shares of its Series B Preferred Stock to a limited number of accredited investors, including UBS
(USA), Inc., for an aggregate of $5,336,843.

     On December 31, 1997, Avistar Systems, Limited Partnership, a Nevada limited partnership ("ASLP"), entered into an acquisition agreement with Predecessor to convey all of ASLP's assets, and transfer all of ASLP's liabilities, to Predecessor. In exchange, Predecessor issued to ASLP 16,000,000 shares of series A convertible preferred stock and 2,171,400 shares of common stock of Predecessor.

     From December 31, 1997 to July 21, 2000, Registrant and Predecessor granted stock options to purchase an aggregate of 3,116,750 shares of common stock at exercise prices ranging from $0.0005 to $17.25 per share to employees, consultants and affiliates, including the following executive officers and directors: Mr. Campbell, Mr. Heimark, Mr. Hughes, Mr. Afridi, Mr. Arisco, Mr. Barsotti, Ms. Calaby, Mr. Lauwers, Mr. Ludwig, Mr. Brody and Mr. Solo. During that period, options to acquire 823,050 shares of common stock were exercised at an exercise price of $0.25 per share by the following executive officers and directors: Mr. Hughes, Mr. Afridi, Mr. Arisco, Mr. Barsotti, Ms. Calaby, Mr. Lauwers and Mr. Ludwig.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The exhibits and financial statements schedules filed as part of this registration statement are as follows:

     (a) Exhibits.


EXHIBIT
 NUMBER                            DESCRIPTION
--------                           -----------
 1.1*      Form of Underwriting Agreement
 2.1**(    Acquisition Agreement by and among Avistar Systems
           Corporation and Avistar Systems, Limited Partnership, dated as of December 31, 1997
 2.2(      Agreement and Plan of Merger between Avistar Corporation,
           f/k/a Avistar Systems Corporation, a Delaware corporation, and Avistar Systems Corporation, a Nevada corporation, dated
           March 28, 2000
 2.3(      Contribution Agreement between Avistar Systems Corporation,
           Collaboration Properties, Inc. and the stockholders of
           Collaboration Properties, Inc. dated March 31, 2000
 2.4(      Contribution Agreement between Avistar Systems Corporation,
           VCT, Inc. and the stockholders of VCT, Inc. dated March 31,
           2000
 3.1(      Second Amended and Restated Certificate of Incorporation
 3.2(      Form of Restated Certificate of Incorporation upon offering
 3.3(      Bylaws of Avistar Communications Corporation
 4.1(      Specimen Certificate evidencing shares of Common Stock
 5.1*      Form of Opinion of Bryan Cave LLP regarding legality of the common stock
10.1(      Avistar Communications Corporation 1997 Stock Option Plan,
           as amended
10.1.1(    Avistar Systems Corporation 1997 Stock Option Plan Stock
           Option Agreement
10.2(      Avistar Communications Corporation 2000 Stock Option Plan
10.3(      Avistar Communications Corporation 2000 Director Option Plan
10.4(      Avistar Communications Corporation Director Option Agreement
10.5(      Avistar Communications Corporation Indemnification Agreement
10.6(      Master lease for the premises located at 555 Twin Dolphin
           Drive, Suite 360, Redwood City, California, between Spieker
           Properties, L.P. and Entex Information Services, Inc., dated
           August 10, 1998
10.7(      Sublease by and between Entex Information Services, Inc. and
           Avistar Systems Corporation, dated July 23, 1999
10.8(+     Preferred Supplier Agreement dated June 24, 1997 by and
           between Avistar and Tandberg, Inc., including modifications
           Nos. 1, 2, 3 and 4
10.8.1(+   Modification No. 5 to Preferred Supplier Agreement dated
           June 24, 1997 by and between Avistar and Tandberg, Inc.
10.9(      Amended and Restated Secured Non-recourse Revolving
           Promissory Note in the principal amount of $9,084,074 by and between Avistar Systems Corporation and Collaborative
           Holdings, dated November 18, 1999
10.10(     Accounts Receivable Financing Agreement between Silicon
           Valley Bank and Avistar Systems Corporation dated May 26,
           2000
10.11(     Secured Nonrecourse Revolving Promissory Note of
           Collaboration Properties, Inc. in the principal amount of
           $1,783,989.73 issued in favor of the Burnett Revocable Trust dated April 30, 2000
10.12(     Secured Nonrecourse Revolving Promissory Note of
           Collaboration Properties, Inc. in the principal amount of
           $716,359.94 issued in favor of the Heinrichs Revocable Trust dated April 30, 2000
10.13(     Secured Nonrecourse Revolving Promissory Note of
           Collaboration Properties, Inc. in the principal amount of
           $109,915.08 in favor of William L. Campbell dated April 30,
           2000
10.14**(   Collaboration Properties, Inc. Series A Preferred Stock
           Purchase Agreement dated December 9, 1999
10.15**(   Avistar Systems Corporation Series B Preferred Stock
           Purchase Agreement, dated December 9, 1999
10.16(     Avistar Systems Corporation Registration and Information
           Rights Agreement dated December 9, 1999

EXHIBIT
 NUMBER                            DESCRIPTION
--------                           -----------
21.1(      Subsidiaries of the Company
23.1*      Consent of Bryan Cave LLP (included in Exhibit 5.1)
23.2       Consent of Arthur Andersen LLP
24.1(      Power of Attorney
27.1       Financial Data Schedule


-------------------------
*  To be filed by amendment.

** The Registrant hereby agrees to furnish supplementally a copy of any omitted schedules to the Commission upon request.

+ Portions of the exhibit have been omitted pursuant to a request for confidential treatment and the omitted portions have been separately filed with the Commission.

(  Previously filed.

(b) Financial Statement Schedules.

     Schedule II -- Valuation and qualifying accounts. See page II-7.

     All other Financial Statement Schedules have been omitted because of the absence of conditions under which they would be required or because the required information has been included in the financial statements.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood Shores, State of California on July 27, 2000.


                                          AVISTAR COMMUNICATIONS CORPORATION

                                          By:   /s/ R. STEPHEN HEINRICHS
                                            ------------------------------------
                                                    R. Stephen Heinrichs
                                            Vice-Chairman of the Board and Chief
                                                     Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities indicated on the date set forth opposite their names.



                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----
               /s/ GERALD J. BURNETT*                      Chairman of the Board and      July 27, 2000
-----------------------------------------------------       Chief Executive Officer
                  Gerald J. Burnett

              /s/ R. STEPHEN HEINRICHS                    Vice-Chairman of the Board      July 27, 2000
-----------------------------------------------------     and Chief Financial Officer
                R. Stephen Heinrichs                    (Principal Accounting Officer)

              /s/ WILLIAM L. CAMPBELL*                             Director               July 27, 2000
-----------------------------------------------------
                 William L. Campbell

                /s/ WILLIAM R. BRODY*                              Director               July 27, 2000
-----------------------------------------------------
                  William R. Brody

                 /s/ DAVID M. SOLO*                                Director               July 27, 2000
-----------------------------------------------------
                    David M. Solo

             *By /s/ MICHAEL G. BARSOTTI
----------------------------------------------------
                 Michael G. Barsotti
                  Attorney-in-Fact

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Avistar Communications Corporation and affiliates:

     We have audited in accordance with auditing standards generally accepted in the United States, the combined financial statements of Avistar Communications Corporation and affiliates included in this registration statement and have issued our report thereon dated June 9, 2000. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          /s/ ARTHUR ANDERSEN LLP

San Jose, California
June 9, 2000

              AVISTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                  BALANCE AT    ADDITIONS                   BALANCE AT
                                                  BEGINNING     CHARGED TO                    END OF
                  DESCRIPTION                     OF PERIOD     OPERATIONS    WRITE-OFFS      PERIOD
                  -----------                     ----------    ----------    ----------    ----------
                                                                     (IN THOUSANDS)
Allowance for Doubtful Accounts Period Ended:
  December 31, 1997.............................     $230          $17           $ --          $247
                                                     ====          ===           ====          ====
  December 31, 1998.............................     $247          $25           $ --          $272
                                                     ====          ===           ====          ====
  December 31, 1999.............................     $272          $--           $(32)         $240
                                                     ====          ===           ====          ====

                               INDEX TO EXHIBITS


EXHIBIT
 NUMBER                            DESCRIPTION
--------                           -----------
 1.1*      Form of Underwriting Agreement
 2.1**(    Acquisition Agreement by and among Avistar Systems
           Corporation and Avistar Systems, Limited Partnership, dated as of December 31, 1997
 2.2(      Agreement and Plan of Merger between Avistar Corporation,
           f/k/a Avistar Systems Corporation, a Delaware corporation, and Avistar Systems Corporation, a Nevada corporation, dated
           March 28, 2000
 2.3(      Contribution Agreement between Avistar Systems Corporation and the stockholders of Collaboration Properties, Inc. dated
           March 31, 2000
 2.4(      Contribution Agreement between Avistar Systems Corporation and the stockholders of VCT, Inc. dated March 31, 2000
 3.1(      Second Amended and Restated Certificate of Incorporation
 3.2(      Form of Restated Certificate of Incorporation upon offering
 3.3(      Bylaws of Avistar Communications Corporation
 4.1(      Specimen Certificate evidencing shares of Common Stock
 5.1*      Form of Opinion of Bryan Cave LLP regarding legality of the common stock
10.1(      Avistar Communications Corporation 1997 Stock Option Plan,
           as amended
10.1.1(    Avistar Systems Corporation 1997 Stock Option Plan Stock
           Option Agreement
10.2(      Avistar Communications Corporation 2000 Stock Option Plan
10.3(      Avistar Communications Corporation 2000 Director Option Plan
10.4(      Avistar Communications Corporation Director Option Agreement
10.5(      Avistar Communications Corporation Indemnification Agreement
10.6(      Master lease for the premises located at 555 Twin Dolphin
           Drive, Suite 360, Redwood City, California, between Spieker
           Properties, L.P. and Entex Information Services, Inc., dated
           August 10, 1998
10.7(      Sublease by and between Entex Information Services, Inc. and
           Avistar Systems Corporation, dated July 23, 1999
10.8(+     Preferred Supplier Agreement dated June 24, 1997 by and
           between Avistar and Tandberg, Inc., including modifications
           Nos. 1, 2, 3, and 4
10.8.1(+   Modification No. 5 to Preferred Supplier Agreement dated
           June 24, 1997 by and between Avistar and Tandberg, Inc.
10.9(      Amended and Restated Secured Non-recourse Revolving
           Promissory Note in the principal amount of $9,084,074 by and between Avistar Systems Corporation and Collaborative
           Holdings, dated November 18, 1999
10.10(     Accounts Receivable Financing Agreement between Silicon
           Valley Bank and Avistar Systems Corporation dated May 26,
           2000
10.11(     Secured Nonrecourse Revolving Promissory Note of
           Collaboration Properties, Inc. in the principal amount of
           $1,783,989.73 issued in favor of the Burnett Revocable Trust dated April 30, 2000
10.12(     Secured Nonrecourse Revolving Promissory Note of
           Collaboration Properties, Inc. in the principal amount of
           $716,359.94 issued in favor of the Heinrichs Revocable Trust dated April 30, 2000
10.13(     Secured Nonrecourse Revolving Promissory Note of
           Collaboration Properties, Inc. in the principal amount of
           $109,915.08 in favor of William L. Campbell dated April 30,
           2000
10.14**(   Collaboration Properties, Inc. Series A Preferred Stock
           Purchase Agreement dated December 9, 1999
10.15**(   Avistar Systems Corporation Series B Preferred Stock
           Purchase Agreement, dated December 9, 1999
10.16(     Avistar Systems Corporation Registration and Information
           Rights Agreement dated December 9, 1999

EXHIBIT
 NUMBER                            DESCRIPTION
--------                           -----------
21.1(      Subsidiaries of the Company
23.1*      Consent of Bryan Cave LLP (included in Exhibit 5.1)
23.2       Consent of Arthur Andersen LLP
24.1(      Power of Attorney
27.1       Financial Data Schedule


-------------------------
*  To be filed by amendment.

** The Registrant hereby agrees to furnish supplementally a copy of any omitted schedules to the Commission upon request.

+ Portions of the exhibit have been omitted pursuant to a request for confidential treatment and the omitted portions have been separately filed with the Commission.

(  Previously filed.